UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-13292

McGRATH RENTCORP
(Exact name of registrant as specified in its Charter)

California	**94-2579843**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5700 Las Positas Road, Livermore, CA 94551-7800
(Address of principal executive offices)

Registrant's telephone number: (925) 606-9200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MGRC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2022 (based upon the closing sale price of the registrant's common stock as reported on the NASDAQ Global Select Market on June 30, 2022): $1,826,963,544.

As of February 21, 2023, 24,392,436 shares of Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

McGrath RentCorp's definitive proxy statement with respect to its 2023 Annual Meeting of Shareholders to be held on June 7, 2023 which will be filed with the Securities and Exchange Commission within 120 days after the end of its fiscal year ended December 31, 2022, is incorporated by reference into Part III (Items 10, 11, 12, and 13).

Exhibit index appears on page 88.

FORWARD LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K ("this Form 10-K") which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, regarding McGrath RentCorp's (the "Company's") expectations, strategies, prospects or targets are forward looking statements, including statements (1) the strategic shift associated with the acquisition of Vesta Modular and divestment of Adler Tanks will provide for accelerated growth of the modular business, develop cost and revenue synergies, and increase the proportion of longer-term rental revenue contracts, and (2) our belief that we will continue to be able to negotiate general bank lines of credit and issue senior notes adequate to meet capital requirements not otherwise met by operational cash flows and proceeds from sales of rental equipment. These forward-looking statements also can be identified by the use of forward-looking terminology such as "anticipates", "believes", "continues", "could", "estimates", "expects", "intends", "may", "plan", "predict", "project", or "will", or the negative of these terms or other comparable terminology.

Management cautions that forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. Further, our future business, financial condition and results of operations could differ materially from those anticipated by such forward-looking statements and are subject to risks and uncertainties as set forth under "Risk Factors" in this Form 10-K. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

Forward-looking statements are made only as of the date of this Form 10-K and are based on management's reasonable assumptions, however these assumptions can be wrong or affected by known or unknown risks and uncertainties. No forward-looking statement can be guaranteed and subsequent facts or circumstances may contradict, obviate, undermine or otherwise fail to support or substantiate such statements. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. Except as otherwise required by law, we are under no duty to update any of the forward-looking statements after the date of this Form 10-K to conform such statements to actual results or to changes in our expectations.

PART I

ITEM 1.   BUSINESS.

General Overview

McGrath RentCorp (the "Company") is a California corporation organized in 1979 with corporate offices located in Livermore, California. The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "MGRC". References in this report to the "Company", "we", "us", and "ours" refer to McGrath RentCorp and its subsidiaries, unless the context requires otherwise.

The Company is a diversified business-to-business rental company with four rental divisions: relocatable modular buildings, portable storage containers, electronic test equipment, and liquid and solid containment tanks and boxes. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. At December 31, 2022, the Company was comprised of four reportable business segments: (1) its modular building and portable storage segment ("Mobile Modular"); (2) its electronic test equipment segment ("TRS-RenTelco"); (3) its containment solutions for the storage of hazardous and non-hazardous liquids and solids segment ("Adler Tanks"); and (4) its classroom manufacturing business selling modular buildings used primarily as classrooms in California ("Enviroplex").

On February 1, 2023, the Company sold the Adler Tanks business to Ironclad Environmental Solutions, Inc., a Kinderhook portfolio company, for a cash sale price of $265 million, subject to certain adjustments. On the same date, the Company acquired Vesta Housing Solutions Holdings, Inc. ("Vesta Modular"), a portfolio company of Kinderhook Industries, that is a leading provider of temporary and permanent modular space solutions, for a cash purchase price of $400 million, subject to certain adjustments.

Business Model

The Company invests capital in rental products and generally has recovered its original investment through rents less cash operating expenses in a relatively short period of time compared to the product's rental life. When the Company's rental products are sold, the proceeds generally have covered a high percentage of the original investment. With these characteristics, a significant base of rental assets on rent generates a considerable amount of operating cash flows to support continued rental asset growth. The Company's rental products have the following characteristics:

- The product required by the customer tends to be expensive compared to the Company's monthly rental charge, with the interim rental solution typically evaluated as a less costly alternative.

- Generally, we believe the Company's customers have a short-term need for our rental products. The customer's rental requirement may be driven by a number of factors including time, budget or capital constraints, future uncertainty impacting their ongoing requirements, equipment availability, specific project requirements, peak periods of demand or the customer may want to eliminate the burdens and risks of ownership.

- All of the Company's rental products have long useful lives relative to the typical rental term. Modular buildings ("modulars") have an estimated life of eighteen years compared to the typical rental term of twelve to twenty-four months, electronic test equipment has an estimated life range of one to eight years (depending on the type of product) compared to a typical rental term of one to six months, and liquid and solid containment tanks and boxes have an estimated life of twenty years compared to typical rental terms of one to six months.

- We believe short-term rental rates typically recover the Company's original investment quickly based on the respective product's annual yield, or annual rental revenues divided by the average cost of rental equipment. For modulars the original investment is recovered in approximately four years, in approximately three years for electronic test equipment and in approximately five years for liquid and solid containment tanks and boxes.

- When a product is sold from our rental inventory, a significant portion of the original investment is usually recovered. Effective asset management is a critical element to each of the rental businesses and the residuals realized when product is sold from inventory. Modular asset management requires designing and building the product for a long life, coupled with ongoing repair and maintenance investments, to ensure its long useful rental life and generally higher residuals upon sale. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand and, once invested, proactively managing the equipment at the model level for optimum utilization through its technology life cycle to maximize the rental revenues and residuals realized. Liquid and solid containment tanks and boxes asset management requires selecting and purchasing quality product and making ongoing repair and maintenance investments to ensure its long rental life.

The Company believes that rental revenue growth from an increasing base of rental assets and improved gross profits on rents are the best measures of the health of each of our rental businesses. Additionally, we believe our business model and results are enhanced by operational leverage that is created from large regional sales and inventory centers for modulars, a single U.S. based sales, inventory and operations facility for electronic test equipment, as well as shared senior management and back-office functions for financing, human resources, insurance, marketing, information technology and operating and accounting systems.

Human Capital Management

As of December 31, 2022, the Company had 1,218 employees, of whom 133 were primarily administrative and executive personnel, with 705, 166, 134 and 80 in the operations of Mobile Modular, Adler Tanks, TRS-RenTelco and Enviroplex, respectively. None of our employees are covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

The Company believes its employees are key to its success and it is committed to all of its employees' engagement, training and career development, and personal and professional growth. The Board of Directors also receives regular updates from senior management on matters relating to the Company's strategy for the recruitment, retention and development of the Company's employees. The Company provides training in technical, operational and managerial skills, and places special emphasis on safety, effective communications, customer service, and employee development. Additionally, the Company offers employees a tuition reimbursement program whereby the employee may receive reimbursement for tuition and fees for undergraduate or graduate level academic courses at an accredited two or four year college or university that may help employees improve performance in their current job or prepare them for advancement.

Government Regulations

We are subject to certain environmental, transportation, anti-corruption, import controls, health and safety, privacy and other laws and regulations in locations in which we operate. Our activity in jurisdictions in which we operate is additionally subject to anti-bribery laws and regulations, such as the US Foreign Corrupt Practices Act of 1977, which prevent companies and their officers, employees and agents from making payments to officials and public entities of foreign countries to facilitate obtaining new contracts. We are also subject to laws and regulations that govern and impose liability for activities that may have adverse environmental effects, including discharges into air and water, and handling and disposal of hazardous substances and waste. Our motor vehicles and related units are subject to regulation in certain states under motor vehicle and similar registrations. While we incur costs in our business to comply with these laws and regulations, management does not believe that the costs of compliance with these various governmental regulations is material to our business and financial condition.

Available Information

We make the Company's Securities and Exchange Commission ("SEC") filings available at our website www.mgrc.com. These filings include our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Act of 1934, which are available as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the SEC. Information included on our website is not incorporated by reference to this Form 10-K. Furthermore, all reports the Company files with the SEC are available through the SEC's website at www.sec.gov.

We have a Code of Business Conduct and Ethics which applies to all directors, officers and employees. Copies of this code can be obtained at our website www.mgrc.com. Any waivers to the Code of Business Conduct and Ethics and any amendments to such code applicable to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or persons performing similar functions, will be posted on our web site.

RELOCATABLE MODULAR BUILDINGS

Description

Modulars are designed for use as classrooms, temporary offices adjacent to existing facilities, sales offices, construction field offices, restroom buildings, health care clinics, child care facilities, office space and for a variety of other purposes and may be moved from one location to another. Modulars vary from simple single-unit construction site offices to multi-floor modular complexes. The Company's modular rental fleet includes a full range of styles and sizes. The Company considers its modulars to be among the most attractive and well-designed available. The units are constructed with wood or metal siding, sturdily built and physically capable of a long useful life. Modulars are generally provided with installed heat, air conditioning, lighting, electrical outlets and floor covering, and may have customized interiors including partitioning, cabinetry and plumbing facilities.

Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. During 2022, Mobile Modular purchased 30% of its modular units from one manufacturer. The Company believes that the loss of any of its primary modular manufacturers could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer lead times for delivery of modular units until other manufacturers were able to increase their production capacity.

The Company's modulars are manufactured to comply with state building codes, have a low risk of obsolescence, and can be modified or reconfigured to accommodate a wide variety of customer needs. Historically, as state building codes have changed over the years, Mobile Modular has been able to continue to use existing modulars, with minimal, if any, required upgrades. The Company has no assurance that it will continue to be able to use existing modular equipment with minimal upgrades as building codes change in the future.

Mobile Modular currently operates from regional sales and inventory centers in California, Texas, Florida, Georgia and Virginia, serving large geographic areas in these and surrounding states, and sales offices serving Louisiana, North Carolina and South Carolina. In 2021, the Company purchased substantially all of the assets of Design Space Modular Buildings PNW, LP, which operated from a number of smaller sales and inventory centers across the Western United States. In 2021, the Company completed the purchase of the assets of GRS Holding LLC, DBA Kitchens To Go ("Kitchens To Go"). Kitchens To Go provides interim and permanent modular kitchen solutions serving the United States from its inventory center in Indiana. These sales and inventory centers have in-house infrastructure and operational capabilities to support quick and efficient repair, modification, and refurbishment of equipment for the next rental opportunity. The Company believes operating from large regional sales and inventory centers results in better operating margins as operating costs can be spread over a large installed customer base. Mobile Modular actively maintains and repairs its rental equipment, and management believes this ensures the continued use of the modular product over its long life and, when sold, has resulted in higher sale proceeds relative to its capitalized cost. When rental equipment returns from a customer, the necessary repairs and preventative maintenance are performed prior to its next rental. By making these expenditures for repair and maintenance throughout the equipment's life we believe that older equipment can generally rent for rates similar to those of newer equipment. Management believes the condition of the equipment is a more significant factor in determining the rental rate and sale price than its age. Over the last three years, used equipment sold each year represented approximately 2% of rental equipment, and has been, on average, 14 years old with sale proceeds above its net book value.

On February 1, 2023, the Company acquired Vesta Modular, a portfolio company of Kinderhook Industries, that is a leading provider of temporary and permanent modular space solutions, for a cash purchase price of $400 million, subject to certain adjustments. The acquisition creates a larger scaled modular business with increased geographic coverage and density to serve customers.

Competitive Strengths

Market Leadership – Mobile Modular has the leading modular building and container fleet in the United States. Rental units for temporary classroom and other educational space needs are an important market segment and the Company believes Mobile Modular is the leading supplier in California and Florida, and a significant supplier in Texas, of modular educational facilities for rental to both public and private schools. Management is knowledgeable about the needs of its educational customers and the related regulatory requirements in the states where Mobile Modular operates, which enables Mobile Modular to meet its customers' specific project requirements.

Expertise – The Company believes that over the 40 plus years during which Mobile Modular has competed in the modular rental industry, it has developed expertise that differentiates it from its competitors. Mobile Modular has dedicated its attention to continuously developing and improving the quality of its modular units. Mobile Modular has expertise in the licensing and regulatory requirements that govern modulars in the states where it operates, and its management, sales and operational staffs are knowledgeable and committed to providing exemplary customer service. Mobile Modular has expertise in project management and complex applications.

Operating Structure – Part of the Company's strategy for Mobile Modular is to create facilities and infrastructure capabilities that its competitors cannot easily duplicate. Mobile Modular achieves this by building regional sales and inventory centers designed to serve a broad geographic area and a large installed customer base under a single overhead structure, thereby reducing its cost per transaction. The Company's regional facilities and related infrastructure enable Mobile Modular to maximize its modular inventory utilization through efficient and cost effective in-house repair, maintenance and refurbishment for quick redeployment of equipment to meet its customers' needs.

Asset Management – The Company believes Mobile Modular markets high quality, well-constructed and attractive modulars. Mobile Modular requires manufacturers to build to its specifications, which enables Mobile Modular to maintain a standardized quality fleet. In addition, through its ongoing repair, refurbishment and maintenance programs, the Company believes Mobile Modular's buildings are the best maintained in the industry. The Company depreciates its modular buildings over an 18 year estimated useful life to a 50% residual value. Older buildings continue to be productive primarily because of Mobile Modular's focus on ongoing fleet maintenance. Also, as a result of Mobile Modular's maintenance programs, when a modular unit is sold, a high percentage of the equipment's capitalized cost is recovered. In addition, the fleet's utilization is regionally optimized by managing inventory through estimates of market demand, fulfillment of current rental and sale order activity, modular returns and capital purchases.

Customer Service - The Company believes the modular rental industry to be service intensive and locally based. The Company strives to provide excellent service by meeting its commitments to its customers, being proactive in resolving project issues and seeking to continuously improve the customers' experience. Mobile Modular is committed to offering quick response to requests for information, providing experienced assistance, on time delivery and preventative maintenance of its units. Mobile Modular's goal is to continuously improve its procedures, processes and computer systems to enhance internal operational efficiency. The Company believes this dedication to customer service results in high levels of customer loyalty and repeat business.

Market

Management estimates relocatable modular building rental is an industry that today has equipment on rent or available for rent in the U.S. with an aggregate original cost of over $5.0 billion. Mobile Modular's largest market segment is for temporary classroom and other educational space needs of public and private schools, colleges and universities in California and Florida, and to a lesser extent in Texas, Louisiana, North Carolina, South Carolina, Georgia, Maryland, Virginia and Washington, D.C. Management believes the demand for rental classrooms is caused by shifting and fluctuating school populations, the limited state funds for new construction, the need for temporary classroom space during reconstruction of older schools, class size reduction and the phasing out of portable classrooms compliant with older building codes (see "Classroom Rentals and Sales to Public Schools (K-12)" below). Other customer applications include sales offices, construction field offices, health care facilities, church sanctuaries and child care facilities. Industrial, manufacturing, entertainment and utility companies, as well as governmental agencies commonly use large multi-modular complexes to serve their interim administrative and operational space needs. Modulars offer customers quick, cost-effective space solutions while conserving their capital. The Company's corporate offices and regional sales and inventory center offices are housed in various sizes of modular units.

Since most of Mobile Modular's customer requirements are to fill temporary space needs, Mobile Modular's marketing emphasis is on rentals rather than sales. Mobile Modular attracts customers through its website at www.mobilemodular.com, internet advertising and direct marketing. Customers are encouraged to visit a regional sales and inventory center to view different models on display and to see a regional office, which is a working example of a modular application.

Because service is a major competitive factor in the rental of modulars, Mobile Modular offers quick response to requests for information, assistance in the choice of a suitable size and floor plan, in-house customization services, rapid delivery, timely installation and field service of its units. On Mobile Modular's website, customers are able to view and select inventory for quotation and request in-field service.

Rentals

Rental periods range from one month to several years with a typical initial contract term between twelve and twenty-four months. In general, monthly rental rates are determined by a number of factors including length of term, market demand, product availability and product type. Upon expiration of the initial term, or any extensions, rental rates are reviewed, and when appropriate, are adjusted based on current market conditions. Most rental agreements are operating leases that provide no purchase options, and when a rental agreement does provide the customer with a purchase option, it is generally on terms management believes to be attractive to Mobile Modular.

The customer is responsible for obtaining the necessary use permits and for the costs of insuring the unit, and is financially responsible for transporting the unit to the site, preparation of the site, installation of the unit, dismantle and return delivery of the unit to Mobile Modular, and certain costs for customization. Mobile Modular maintains the units in good working condition while on rent.

Upon return, the units are inspected for damage and customers are billed for items considered beyond normal wear and tear. Generally, the units are then repaired for subsequent use. Repair and maintenance costs are expensed as incurred and can include floor repairs, roof maintenance, cleaning, painting and other cosmetic repairs. The costs of major refurbishment of equipment are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment.

At December 31, 2022, Mobile Modular owned 70,233 new or previously rented modulars and portable storage containers with an aggregate cost of $1,123.3 million including accessories, or an average cost per unit of $15,993. Utilization is calculated at the end of each month by dividing the cost of rental equipment on rent by the total cost of rental equipment, excluding new equipment inventory and accessory equipment. At December 31, 2022, fleet utilization was 80.7% and average fleet utilization during 2022 was 79.1%. The Mobile Modular segment includes the results of operations of Mobile Modular Portable Storage and Kitchens To Go, which represented approximately 11% and 2% of the Company's 2022 total revenues, respectively.

Sales

In addition to operating its rental fleet, Mobile Modular sells modulars to customers. These sales may arise out of its marketing efforts for the rental fleet and from existing equipment already on rent or from specific requests for new buildings for a permanent need. The Company has a dedicated team that focuses on these custom sale opportunities. Such sales can be of either new or used units from the rental fleet, which permits some turnover of older units. During 2022 Mobile Modular's largest sale represented approximately 4% of Mobile Modular's sales, 3% of the Company's consolidated sales and less than 1% of the Company's consolidated revenues.

Mobile Modular typically provides limited 90-day warranties on used modulars and passes through the manufacturers' one-year warranty on new units to its customers. Warranty costs have not been significant to Mobile Modular's operations to date, and the Company attributes this to its commitment to high quality standards and regular maintenance programs. However, there can be no assurance that warranty costs will continue to be insignificant to Mobile Modular's operations in the future.

Enviroplex manufactures portable classrooms built to the requirements of the California Division of the State Architect ("DSA") and sells directly to California public school districts and other educational institutions.

Seasonality

Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions.

Competition

Competition in the rental and sale of relocatable modular buildings is intense. Some of our competitors in the modular building leasing industry, notably WillScot Mobile Mini Holdings Corp, have a greater range of products and services, greater financial and marketing resources, larger customer bases, and greater name recognition than we have. In addition, a number of other smaller companies operate regionally throughout the country. Mobile Modular operates primarily in California, the Pacific Northwest, Texas, Florida, Louisiana, North Carolina, South Carolina, Georgia, Virginia, Maryland and Washington, D.C. Significant competitive factors in the rental business include availability, price, service, reliability, appearance and functionality of the product. Mobile Modular markets high quality, well-constructed and attractive modulars. Part of the Company's strategy for modulars is to create facilities and infrastructure capabilities that its competitors cannot easily duplicate. The Company's facilities and related infrastructure enable it to modify modulars efficiently and cost effectively to meet its customers' needs. Management's goal is to be more responsive at less expense. Management believes this strategy, together with its emphasis on prompt and efficient customer service, gives Mobile Modular a competitive advantage. Mobile Modular is determined to respond quickly to requests for information, and provide experienced assistance for the first-time user, rapid delivery and timely repair of its modular units. Mobile Modular's already high level of efficiency and responsiveness continues to improve as the Company upgrades procedures, processes and computer systems that control its internal operations. The Company anticipates intense competition to continue and believes it must continue to improve its products and services to remain competitive in the market for modulars.

Classroom Rentals and Sales to Public Schools (K-12)

Mobile Modular and Enviroplex provide classroom and specialty space needs serving public and private schools, colleges and universities. Within the educational market, the rental (by Mobile Modular) and sale (by Enviroplex and Mobile Modular) of modulars to public school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) are a significant portion of the Company's revenues. Mobile Modular rents and sells classrooms in California, the Pacific Northwest, Florida, Texas, Louisiana, North Carolina, South Carolina, Georgia, Maryland, Virginia and Washington, D.C. Enviroplex sells classrooms in the California market. California is Mobile Modular's largest educational market. Historically, demand in this market has been fueled by shifting and fluctuating student populations, insufficient funding for new school construction, class size reduction programs, modernization of aging school facilities and the phasing out of portable classrooms no longer compliant with current building codes. The following table shows the approximate percentages of the Company's modular rental and sales revenues, and of its consolidated rental and sales revenues for the past five years, that rentals and sales to these schools constitute:

Rentals and Sales to Public Schools (K-12) as a Percentage of Total Rental and Sales Revenues

Percentage of:	2022	2021	2020	2019	2018
Modular Rental Revenues *(Mobile Modular)*	24%	28%	33%	32%	33%
Modular Sales Revenues *(Mobile Modular & Enviroplex)*	42%	49%	48%	64%	70%
Modular Rental and Sales Revenues *(Mobile Modular & Enviroplex)*	29%	34%	38%	42%	44%
Consolidated Rental and Sales Revenues [1]	19%	21%	23%	25%	24%

1. Consolidated Rental and Sales Revenue percentage is calculated by dividing Modular rental and sales revenues to public schools (K-12) by the Company's consolidated rental and sales revenues.

School Facility Funding

Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, operating budgets, developer fees, various taxes including parcel and sales taxes levied to support school operating budgets, and lottery funds. There is no certainty on the timing of the bond sales and it could take additional years before projects funded by these bonds generate meaningful demand for relocatable classrooms.

ELECTRONIC TEST EQUIPMENT

Description

TRS-RenTelco rents and sells electronic test equipment nationally and internationally from two facilities located on the grounds of the Dallas Fort Worth International Airport in Grapevine, Texas (the "Dallas facility") and Dollard-des-Ormeaux, Canada (the "Montreal facility"). TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure installation and maintenance. The Dallas facility, TRS-RenTelco's primary operating location, houses the electronic test equipment inventory, sales engineers, calibration laboratories, and operations staff for U.S. and international business. The Montreal facility houses sales engineers and operations staff to serve the Canadian market. As of December 31, 2022, the original cost of electronic test equipment inventory was comprised of 80% general purpose electronic test equipment and 20% communications electronic test equipment.

Engineers, technicians and scientists utilize general purpose electronic test equipment in developing products, controlling manufacturing processes, completing field service applications and evaluating the performance of their own electrical and electronic equipment. These instruments are rented primarily to aerospace, defense, electronics, industrial, research and semiconductor industries. To date, Keysight Technologies, Rhode & Schwarz and Tektronix, a division of Fortive Corporation, have manufactured the majority of TRS-RenTelco's general purpose electronic test equipment with the remainder acquired from over 60 other manufacturers.

Communications test equipment, including fiber optic test equipment, is utilized by technicians, engineers and installation contractors to evaluate voice, data and multimedia communications networks, to install fiber optic cabling, and in the development and manufacturing of transmission, network and wireless products. These instruments are rented primarily to manufacturers of communications equipment and products, electrical and communications installation contractors, field technicians, and service providers. To date, Anritsu, Viavi Solutions and Fluke Networks, a division of Fortive Corporation, have manufactured a significant portion of TRS-RenTelco's communications test equipment, with the remainder acquired from over 40 other manufacturers.

TRS-RenTelco's general purpose test equipment rental inventory includes oscilloscopes, amplifiers, analyzers (spectrum, network and logic), signal source and power source test equipment. The communications test equipment rental inventory includes network and transmission test equipment for various fiber, copper and wireless networks. TRS-RenTelco occasionally rents electronic test equipment from other rental companies and re-rents the equipment to customers.

Competitive Strengths

Market Leadership - The Company believes that TRS-RenTelco is one of the largest electronic test equipment rental and leasing companies offering a broad and deep selection of general purpose and communications test equipment for rent in North America.

Expertise - The Company believes that its knowledge of products, technology and applications expertise provides it with a competitive advantage over others in the industry. Customer requirements are supported by application engineers and technicians that are knowledgeable about the equipment's uses to ensure the right equipment is selected to meet the customer's needs. This knowledge can be attributed to the experience of TRS-RenTelco's management, sales and operational teams.

Operating Structure - TRS-RenTelco is supported by a centralized distribution and inventory center on the grounds of the Dallas-Fort Worth Airport in Texas. The Company believes that the centralization of servicing all customers in North America and internationally by TRS-RenTelco's experienced logistics teams provides a competitive advantage by minimizing transaction costs and enabling TRS-RenTelco to ensure customer requirements are met.

Asset Management - TRS-RenTelco's rental equipment inventory is serviced by an ISO 9001-2015 registered and compliant calibration laboratory that repairs and calibrates equipment ensuring that off rent equipment is ready to ship immediately to meet customers' needs. TRS-RenTelco's team of technicians, product managers and sales personnel are continuously monitoring and analyzing the utilization of existing products, new technologies, general economic conditions and estimates of customer demand to ensure the right equipment is purchased and sold, at the right point in the equipment's technology life cycle. The Company believes this enables it to maximize utilization of equipment and the cash flow generated by the rental and sales revenue of each model of equipment. TRS-RenTelco strives to maintain strong relationships with equipment manufacturers, which enables it to leverage those relationships to gain rental opportunities.

Customer Service - The Company believes that its focus on providing excellent service to its customers provides a competitive advantage. TRS-RenTelco strives to provide exemplary service to fulfill its commitments to its customers. TRS-RenTelco prides itself in providing solutions to meet customers' needs by having equipment available and responding quickly and thoroughly to their requests. TRS-RenTelco's sophisticated in-house laboratory ensures the equipment is fully functional and meets its customers' delivery requirements. Service needs of TRS-RenTelco's customers are supported 24 hours a day, 7 days a week by its customer care specialists. TRS-RenTelco's goal is to provide service beyond its customers' expectations, which, the Company believes, results in customer loyalty and repeat business.

Market

Electronic test equipment rental is a market which we estimate has equipment on rent worldwide or available for rent with an aggregate original cost in excess of $1 billion. There is a broad customer base for the rental of such instruments, including aerospace, communications, defense, electrical contractor, electronics, industrial, installer contractor, network systems and research companies.

TRS-RenTelco markets its electronic test equipment throughout the United States, Canada, and, to a limited extent, other countries. TRS-RenTelco attracts customers through its outside sales force, website at www.TRSRenTelco.com, telemarketing program, trade show participation, paid internet search and electronic mail campaigns. A key part of the sales process is TRS-RenTelco's knowledgeable inside sales engineering team that effectively matches test equipment solutions to meet specific customer's requirements.

The Company believes that customers rent electronic test equipment for many reasons. Customers frequently need equipment for short-term projects, to evaluate new products, and for backup to avoid costly downtime. Delivery times for the purchase of such equipment can be lengthy; thus, renting allows the customer to obtain the equipment expeditiously. The Company also believes that the relative certainty of rental costs can facilitate cost control and be useful in the bidding of and pass-through of contract costs. Finally, renting rather than purchasing may better satisfy the customer's budgetary constraints.

Rentals

TRS-RenTelco rents electronic test equipment typically for rental periods of one to six months, although in some instances, rental terms can be up to a year or longer. Monthly rental rates typically are between 2% and 10% of the current manufacturers' list price. TRS-RenTelco depreciates its equipment over 1 to 8 years with no residual value.

At December 31, 2022, TRS-RenTelco had an electronic test equipment rental inventory including accessories with an aggregate cost of $398.3 million. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding accessory equipment. Utilization was 59.4% as of December 31, 2022 and averaged 64.2% during the year.

Sales

Profit from equipment sales is a material component of TRS-RenTelco's overall annual earnings. Gross profit from sales of both used and new equipment over the last five years generally has ranged from approximately 20% to 23% of total annual gross profit for our electronics division. For 2022, gross profit on equipment sales was approximately 22% of total division gross profit. Equipment sales are driven by the turnover of older technology rental equipment, to maintain target utilization at a model number level, and new equipment sales opportunities. In 2022, approximately 16% of the electronic test equipment revenues were derived from sales. The largest electronic test equipment sale during 2022 represented 8% of electronic test equipment sales, 1% of the Company's consolidated sales and less than 1% of consolidated revenues. There is intense competition in the sales of electronic test equipment from a world-wide network of test equipment brokers and resellers, legacy rental companies, and equipment manufacturers. We believe the annual world-wide sales of electronic test equipment is in excess of $8.0 billion per year.

Seasonality

Rental activity may decline in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These factors may impact the quarterly results of each year's first and fourth quarter.

Competition

The electronic test equipment rental business is characterized by intense competition from several competitors, including Electro Rent Corporation, Continental Resources, and TestEquity, some of which may have access to greater financial and other resources than we do. TRS-RenTelco competes with these and other test equipment rental companies on the basis of product availability, price, service and reliability. Although no single competitor holds a dominant market share, we face intense competition from these established entities and new entrants in the market. Some of our competitors may offer similar equipment for lease, rental or sales at lower prices and may offer more extensive servicing, or financing options.

LIQUID AND SOLID CONTAINMENT TANKS AND BOXES

Description

Adler Tanks' rental inventory is comprised of tanks and boxes used for various containment solutions to store hazardous and non-hazardous liquids and solids in applications such as: refinery, chemical and industrial plant maintenance, environmental remediation and field services, infrastructure building construction, marine services, oil and gas exploration and field services, pipeline construction and maintenance, tank terminals services, wastewater treatment, and waste management and landfill services. The tanks and boxes are comprised of the following products:

- fixed axle steel tanks ("tanks") for the storage of groundwater, wastewater, volatile organic liquids, sewage, slurry and bio sludge, oil and water mixtures and chemicals, which are available in a variety of sizes including 21,000 gallon, 16,000 gallon and 8,000 gallon sizes;

- vacuum containers ("boxes"), which provide secure containment of sludge and solid materials and may be used for additional on-site storage or for transporting materials off-site enabling vacuum trucks to remain in operation;

- dewatering boxes for the separation of water contained in sludge and slurry; and

- roll-off and trash boxes for the temporary storage and transport of solid waste.

Adler Tanks purchases tanks and boxes from various manufacturers located throughout the country.

On February 1, 2023, the Company sold the Adler Tanks business to Ironclad Environmental Solutions, Inc., a Kinderhook portfolio company, for a cash sale price of $265 million, subject to certain adjustments.

Competitive Strengths

Market Leadership - The Company believes that Adler Tanks is one of the largest participants in the liquid and solid containment tanks and boxes rental business in North America. Adler Tanks has national reach from branches serving the Northeast, Mid-Atlantic, Midwest, Southeast, Southwest and West.

Expertise and Customer Service – The Company believes that Adler Tanks has highly experienced operating management and branch employees. Adler Tanks employees are knowledgeable about the operation of its rental equipment and customer applications. The Company believes that Adler Tanks provides a superior level of customer service due to its strong relationship building skills and the quality of its responsiveness.

Asset Management – The Company believes that Adler Tanks markets a high quality, well-constructed and well-maintained rental product. The Company depreciates its tanks and boxes over a 20 year estimated useful life to 0% residual value. We believe that if maintained, older tanks and boxes will continue to produce similar rental rates as newer equipment. The fleet's utilization is regionally optimized by understanding key vertical market customer demand, seasonality factors, competitor's product availability and expected equipment returns.

Market

Liquid and solid containment equipment rental is a market in the U.S with a large and diverse number of market segments including refinery, chemical and industrial plant maintenance, environmental remediation and field services, infrastructure building construction, marine services, oil and gas exploration and field services, pipeline construction and maintenance, electrical grid transformer maintenance, tank terminals services, wastewater treatment, and waste management and landfill services.

The tank and box rental products may be utilized throughout the U.S. and are not subject to any local or regional construction code or approval standards.

Rentals

Adler Tanks rents tanks and boxes typically for rental periods of one to six months, although in some instances, rental terms can be up to a year or longer. Monthly rental rates typically are between 2% and 10% of the equipment's original acquisition cost. At December 31, 2022, Adler Tanks had rental equipment inventory including accessories with an aggregate cost of $308.4 million. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding accessory equipment. Utilization was 57.1% at December 31, 2022 and averaged 53.1% during the year.

Seasonality

Rental activity may decline in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to inclement weather in certain regions of the country impacting the industries that we serve.

Competition

The liquid and solid containment rental industry is highly competitive including national, regional and local companies. Some of our national competitors, notably United Rentals and Rain For Rent, may be larger than we are and may have greater financial and other resources than we have. Some of our competitors also have longer operating histories and lower cost basis of rental equipment than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have these advantages may be better able to attract and retain customers and provide their products and services at lower rental rates. Adler Tanks competes with these companies based upon product availability, product quality, price, service and reliability. Adler Tanks may encounter increased competition in the markets that it serves from existing competitors or from new market entrants in the future.


REPORTABLE SEGMENTS


For segment information regarding the Company's four reportable business segments: Mobile Modular, TRS-RenTelco, Adler Tanks and Enviroplex, see "Note 13. Segment Reporting" to the audited consolidated financial statements of the Company included in "Item 8. Financial Statements and Supplementary Data."

PRODUCT HIGHLIGHTS

The following table shows the revenue components, percentage of rental and total revenues, rental equipment (at cost), rental equipment (net book value), number of relocatable modular units, year-end and average utilization, average rental equipment (at cost), annual yield on average rental equipment (at cost) and gross margin on rental revenues and sales by product line for the past five years.

Product Highlights

(dollar amounts in thousands)	Year Ended December 31,				
	2022	2021	2020	2019	2018
Relocatable Modular Buildings *(operating under Mobile Modular and Enviroplex)*					
Revenues					
Rental	$ 268,288	$ 220,569	$ 188,719	$ 182,316	$ 159,136
Rental related services	91,851	72,330	67,527	69,395	54,696
Total Modular rental operations	360,139	292,899	256,246	251,711	213,832
Sales — Mobile Modular	99,979	68,982	63,863	47,043	39,467
Sales — Enviroplex	23,170	31,081	32,737	39,814	29,046
Total Modular sales	123,149	100,063	96,600	86,857	68,513
Other	1,599	1,435	1,415	2,256	1,275
Total Modular revenues	$ 484,887	$ 394,397	$ 354,261	$ 340,824	$ 283,620
Percentage of rental revenues	58.8%	56.5%	53.6%	51.5%	49.9%
Percentage of total revenues	66.1%	64.0%	61.9%	59.8%	56.9%
Rental equipment, at cost (year-end)	$ 1,123,268	$ 1,040,094	$ 882,115	$ 868,807	$ 817,375
Rental equipment, net book value (year-end)	$ 815,392	$ 751,537	$ 611,590	$ 610,048	$ 572,032
Number of units (year-end)	70,233	65,673	56,880	56,207	53,035
Utilization (year-end) [1]	80.7%	76.4%	76.0%	79.1%	79.3%
Average utilization [1]	79.1%	76.2%	77.2%	79.2%	78.2%
Average rental equipment, at cost [2]	$ 1,025,637	$ 925,951	$ 825,614	$ 795,250	$ 756,513
Annual yield on average rental equipment, at cost [4]	26.2%	23.8%	22.9%	22.9%	21.0%
Gross margin on rental revenues	57.4%	59.9%	62.5%	59.8%	59.8%
Gross margin on sales	33.3%	33.1%	31.9%	33.9%	30.7%
Electronic Test Equipment *(operating under TRS-RenTelco)*					
Revenues					
Rental	$ 121,375	$ 113,419	$ 109,083	$ 103,704	$ 89,937
Rental related services	3,112	2,880	3,080	3,260	3,300
Total Electronics rental operations	124,487	116,299	112,163	106,964	93,237
Sales	24,571	22,242	26,618	22,106	23,061
Other	1,720	1,653	2,030	2,413	2,359
Total Electronics revenues	$ 150,778	$ 140,194	$ 140,811	$ 131,483	$ 118,657
Percentage of rental revenues	26.6%	29.1%	31.0%	29.3%	28.2%
Percentage of total revenues	20.5%	22.7%	24.6%	23.1%	23.8%
Rental equipment, at cost (year-end)	$ 398,267	$ 361,391	$ 333,020	$ 335,343	$ 285,052
Rental equipment, net book value (year-end)	$ 174,924	$ 161,900	$ 156,536	$ 172,413	$ 131,450
Utilization (year-end) [1]	59.4%	62.9%	67.4%	64.5%	62.1%
Average utilization [1]	64.2%	67.0%	66.2%	66.2%	62.7%
Average rental equipment, at cost [3]	$ 383,235	$ 351,895	$ 336,399	$ 306,426	$ 275,891
Annual yield on average rental equipment, at cost [4]	31.6%	32.3%	32.4%	33.8%	32.6%
Gross margin on rental revenues	41.8%	41.3%	41.7%	43.8%	43.6%
Gross margin on sales	60.5%	57.0%	47.7%	56.2%	54.6%

(dollar amounts in thousands)		Year Ended December 31,								
		2022		2021		2020		2019		2018
Liquid and Solid Containment Tanks and Boxes										
(operating under Adler Tanks)										
Revenues										
Rental	$	66,366	$	56,025	$	53,988	$	67,869	$	69,701
Rental related services		27,654		22,851		21,786		28,383		24,911
Total Tanks and Boxes rental operations		94,020		78,876		75,774		96,252		94,612
Sales		2,933		2,930		1,386		1,266		1,044
Other		1,205		436		322		405		397
Total Tanks and Boxes revenues	$	98,158	$	82,242	$	77,482	$	97,923	$	96,053
Percentage of rental revenues		14.6%		14.4%		15.3%		19.2%		21.9%
Percentage of total revenues		13.4%		13.3%		13.5%		17.2%		19.3%
Rental equipment, at cost (year-end)	$	308,396	$	309,908	$	315,706	$	316,261	$	313,573
Rental equipment, net book value (year-end)	$	137,738	$	151,787	$	169,990	$	185,039	$	197,533
Utilization (year-end) [1]		57.1%		47.6%		39.8%		48.4%		56.4%
Average utilization [1]		53.1%		45.4%		44.6%		54.7%		59.9%
Average rental equipment, at cost [2]	$	307,651	$	312,150	$	314,797	$	313,810	$	310,401
Annual yield on average rental equipment, at cost [4]		21.6%		18.0%		17.2%		21.6%		22.4%
Gross margin on rental revenues		57.2%		50.1%		53.0%		58.3%		61.1%
Gross margin on sales		28.9%		29.2%		7.9%		25.1%		3.7%
Total revenues	$	733,823	$	616,833	$	572,554	$	570,230	$	498,330

1.   Utilization is calculated each month by dividing the cost of rental equipment on rent by the total cost of rental equipment. Average utilization is calculated using the average cost of equipment for the year.
2.   Average rental equipment, at cost for modulars and tanks and boxes excludes new equipment inventory and accessory equipment.
3.   Average rental equipment, at cost, for electronics excludes accessory equipment.
4.   Annual yield on average rental equipment, at cost is calculated by dividing the total annual rental revenues by the average rental equipment, at cost.

ITEM 1A. RISK FACTORS

You should carefully consider the following discussion of various risks and uncertainties. We believe these risk factors are the most relevant to our business and could cause our results to differ materially from the forward-looking statements made by us. Our business, financial condition, and results of operations could be seriously harmed if any of these risks or uncertainties actually occur or materialize. In that event, the market price for our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR STRATEGY AND OPERATION:

Our future operating results may fluctuate, fail to match past performance or fail to meet expectations, which may result in a decrease in our stock price.

Our operating results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of a number of factors, some of which are beyond our control including but not limited to:

- general economic conditions in the geographies and industries where we rent and sell our products;
- legislative and educational policies where we rent and sell our products;
- the budgetary constraints of our customers;
- seasonality of our rental businesses and our end-markets;
- success of our strategic growth initiatives;
- costs associated with the launching or integration of new or acquired businesses;
- the timing and type of equipment purchases, rentals and sales;
- the nature and duration of the equipment needs of our customers;
- the timing of new product introductions by us, our suppliers and our competitors;
- the volume, timing and mix of maintenance and repair work on our rental equipment;
- supply chain delays or disruptions;
- our equipment mix, availability, utilization and pricing;
- inflation in the cost of materials, labor and new rental equipment;
- the mix, by state and country, of our revenues, personnel and assets;
- rental equipment impairment from excess, obsolete or damaged equipment;
- movements in interest rates or tax rates;
- changes in, and application of, accounting rules;
- changes in the regulations applicable to us; and
- litigation matters.

As a result of these factors, our historical financial results are not necessarily indicative of our future results or stock price.

Our stock price has fluctuated and may continue to fluctuate in the future, which may result in a decline in the value of your investment in our common stock.

The market price of our common stock fluctuates on the NASDAQ Global Select Market and is likely to be affected by a number of factors including but not limited to:

- our operating performance and the performance of our competitors, and in particular any variations in our operating results or dividend rate from our stated guidance or from investors' expectations;
- any changes in general conditions in the global economy, the industries in which we operate or the global financial markets;
- investors' reaction to our press releases, public announcements or filings with the SEC;
- the stock price performance of our competitors or other comparable companies;

- any changes in research analysts' coverage, recommendations or earnings estimates for us or for the stocks of other companies in our industry;

- any sales of common stock by our directors, executive officers and our other large shareholders, particularly in light of the limited trading volume of our stock;

- any merger and acquisition activity that involves us or our competitors; and

- other announcements or developments affecting us, our industry, customers, suppliers or competitors.

In addition, in recent years the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. Additionally, the most recent global credit crisis adversely affected the prices of most publicly traded stocks as many stockholders became more willing to divest their stock holdings at lower values to increase their cash flow and reduce exposure to such fluctuations. These broad market fluctuations and any other negative economic trends may cause declines in the market price of our common stock and may be based upon factors that have little or nothing to do with our Company or its performance, and these fluctuations and trends could materially reduce our stock price.

The impact of COVID-19 on our operations, and the operations of our customers, suppliers and logistics providers, may harm our business.

We continue to monitor the ongoing impact of COVID-19 outbreak around the globe. This includes evaluating the impact on our customers, suppliers, and logistics providers as well as evaluating governmental actions being taken to curtail the spread of the virus. Significant uncertainty continues to exist concerning the magnitude of the impact and duration of the COVID-19 pandemic and related variants. While the Company's operating segments and branch locations currently continue to operate, the Company's results of operations may be negatively impacted by project delays, supply chain delays or disruptions; elevated costs for materials and labor; early returns of equipment currently on rent with customers; overall decreased customer demand for new rental orders, rental related services and sales of new and used rental equipment; and payment delay, or non-payment, by customers who are significantly impacted by COVID-19.

Our ability to retain our executive management and to recruit, retain and motivate key qualified employees is critical to the success of our business.

If we cannot successfully recruit and retain qualified personnel, our operating results and stock price may suffer. We believe that our success is directly linked to the competent people in our organization, including our executive officers, senior managers and other key personnel, and in particular, Joe Hanna, our Chief Executive Officer. Personnel turnover can be costly and could materially and adversely impact our operating results and can potentially jeopardize the success of our current strategic initiatives. We need to attract and retain highly qualified personnel to replace personnel when turnover occurs, as well as add to our staff levels as growth occurs. Our business and stock price likely will suffer if we are unable to fill, or experience delays in filling open positions, or fail to retain key personnel.

Failure by third parties to manufacture and deliver our products to our specifications or on a timely basis may harm our reputation and financial condition.

We depend on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. In the future, we may be limited as to the number of third-party suppliers for some of our products. Although in general we make advance purchases of some products to help ensure an adequate supply, currently we do not have any long-term purchase contracts with any third-party supplier. We may experience supply problems as a result of financial or operating difficulties or failure of our suppliers, or shortages and discontinuations resulting from product obsolescence or other shortages or allocations by our suppliers. Unfavorable economic conditions may also adversely affect our suppliers or the terms on which we purchase products. In the future, we may not be able to negotiate arrangements with third parties to secure products that we require in sufficient quantities or on reasonable terms. If we cannot negotiate arrangements with third parties to produce our products or if the third parties fail to produce our products to our specifications or in a timely manner, our reputation and financial condition could be harmed.

We are subject to information technology system failures, network disruptions and breaches in data security which could subject us to liability, reputational damage or interrupt the operation of our business.

We rely upon our information technology systems and infrastructure for our business. We sustained an immaterial cybersecurity attack in 2021 involving ransomware that impacted certain of our systems but was unsuccessful in its ability to disrupt our network. Our investigation revealed that an unauthorized third party copied some personal information relating to certain current and former employees, directors, contractor workers and their dependents and certain other persons. Upon detection, we promptly undertook steps to address the incident, restored network systems and resumed normal operations. The attack did not result in any material disruption to our operations or ability to service our customers and did not affect our financial performance.

In the future, we could experience additional breaches of our security measures resulting in the theft of confidential information or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Similarly, additional data privacy breaches by those who access our systems may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our employees, customers or other business partners, may be exposed to unauthorized persons or to the public.

The immaterial breach of our information technology system and any future breaches could subject us to reputational damage. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. There can be no assurance that our efforts to protect our data and information technology systems will prevent future breaches in our systems (or that of our third-party providers) that could adversely affect our business and result in financial and reputational harm to us, theft of trade secrets and other proprietary information, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties.

Disruptions in our information technology systems or failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail, become unavailable for any period of time or are not upgraded, this could limit our ability to effectively monitor and control our operations and adversely affect our operations.

Our information technology systems facilitate our ability to transact business, monitor and control our operations and adjust to changing market conditions. We sustained an immaterial cybersecurity attack in 2021 involving ransomware that impacted certain of our systems, but was unsuccessful in its ability to disrupt our network. Upon detection, we promptly undertook steps to address the incident, restored network systems and resumed normal operations. Any future cybersecurity attack causing disruption in our information technology systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively transact business, monitor and control our operations and adjust to changing market conditions in a timely manner.

In addition, because of recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we face risks associated with failure to adequately protect critical corporate, customer and employee data, which could adversely impact our customer relationships, our reputation, and even violate privacy laws. As part of our business, we develop, receive and retain confidential data about our company and our customers.

Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from our business operations and growth initiatives, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

We have engaged in acquisitions and may engage in future acquisitions that could negatively impact our results of operations, financial condition and business.

In the second quarter 2021, we acquired the assets of Design Space Modular Buildings PNW, LP ("Design Space"), a provider of modular buildings and portable storage containers for rental and sale to customers in the West and Pacific Northwest states in the U.S. and GRS Holding LLC, DBA Kitchens to Go ("Kitchens To Go"), a provider of interim and permanent modular solutions for foodservice providers that require flexible facilities to continue or expand operations. In the first quarter of 2023, the Company acquired Vesta Modular, a portfolio company of Kinderhook Industries, that is a leading provider of temporary and permanent modular space solutions. We anticipate that we will continue to consider acquisitions in the future that meet our strategic growth plans. We are unable to predict whether or when any prospective acquisition will be completed. Acquisitions involve numerous risks, including the following:

- difficulties in integrating the operations, technologies, products and personnel of the acquired companies;

- diversion of management's attention from normal daily operations of our business;

- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions;

- difficulties in complying with regulations applicable to any acquired business, such as environmental regulations, and managing risks related to an acquired business;

- timely completion of necessary financing and required amendments, if any, to existing agreements;

- an inability to implement uniform standards, controls, procedures and policies;

- undiscovered and unknown problems, defects, damaged assets liabilities, or other issues related to any acquisition that become known to us only after the acquisition;

- negative reactions from our customers to an acquisition;

- disruptions among employees related to any acquisition which may erode employee morale;

- loss of key employees, including costly litigation resulting from the termination of those employees;

- an inability to realize cost efficiencies or synergies that we may anticipate when selecting acquisition candidates;

- recording of goodwill and non-amortizable intangible assets that will be subject to future impairment testing and potential periodic impairment charges;

- incurring amortization expenses related to certain intangible assets; and

- becoming subject to litigation.

Acquisitions are inherently risky, and no assurance can be given that our recent and future acquisitions will be successful or will not adversely affect our business, operating results, or financial condition. The success of our acquisition strategy depends upon our ability to successfully complete acquisitions and integrate any businesses that we acquire into our existing business. The difficulties of integration could be increased by the necessity of coordinating geographically dispersed organizations; maintaining acceptable standards, controls, procedures and policies; integrating personnel with disparate business backgrounds; combining different corporate cultures; and the impairment of relationships with employees and customers as a result of any integration of new management and other personnel. In addition, if we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing shareholders' ownership could be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use, to the extent available, a substantial portion of our Credit Facility. If we increase the amount borrowed against our available credit line, we would increase the risk of breaching the covenants under our credit facilities with our lenders. In addition, it would limit our ability to make other investments, or we may be required to seek additional debt or equity financing. Any of these items could adversely affect our results of operations.

We continually assess the strategic fit of our existing businesses and may divest or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, and we cannot be certain that our business, operating results and financial condition will not be materially and adversely affected.

A successful divestiture depends on various factors, including reaching an agreement with potential buyers on terms we deem attractive, as well as our ability to effectively transfer liabilities, contracts, facilities, and employees to any purchaser, identify and separate the assets to be divested from the assets that we wish to retain, reduce fixed costs previously associated with the divested assets or business, and collect the proceeds from any divestitures. These efforts require varying levels of management resources, which may divert our attention from other business operations. If we do not realize the expected benefits of any divestiture transaction, our consolidated financial position, results of operations and cash flows could be negatively impacted. In addition, divestitures of businesses involve a number of risks, including significant costs and expenses, the loss of customer relationships and a decrease in revenues and earnings associated with the divested business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of material financial resources and significant employee resources. Any divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition.

If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2022, we had $173.4 million of goodwill and intangible assets, net, on our consolidated balance sheets. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Under accounting principles generally accepted in the United States of America, we assess potential impairment of our goodwill and intangible assets at least annually, as well as on an interim basis to the extent that factors or indicators become apparent that could reduce the fair value of any of our businesses below book value. Impairment may result from significant changes in the manner of use of the acquired asset, negative industry or economic trends and significant underperformance relative to historic or projected operating results.

Our rental equipment is subject to residual value risk upon disposition and may not sell at the prices or in the quantities we expect.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

- the market price for new equipment of a like kind;

- the age of the equipment at the time it is sold, as well as wear and tear on the equipment relative to its age;

- the supply of used equipment on the market;

- technological advances relating to the equipment;

- worldwide and domestic demand for used equipment; and

- general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections or in lesser quantities than we anticipate will have a negative impact on our results of operations and cash flows.

If we do not effectively manage our credit risk, collect on our accounts receivable or recover our rental equipment from our customers' sites, it could have a material adverse effect on our operating results.

We generally rent and sell to customers on 30 day payment terms, individually perform credit evaluation procedures on our customers for each transaction and require security deposits or other forms of security from our customers when a significant credit risk is identified. Historically, accounts receivable write-offs and write-offs related to equipment not returned by customers have not been significant and have averaged less than 1% of total revenues over the last five years. If economic conditions deteriorate, we may see an increase in bad debt relative to historical levels, which may materially and adversely affect our operations. Business segments that experience significant market disruptions or declines may experience increased customer credit risk and higher bad debt expense. Failure to manage our credit risk and receive timely payments on our customer accounts receivable may result in write-offs and/or loss of equipment, particularly electronic test equipment. If we are not able to effectively manage credit risk issues, or if a large number of our customers should have financial difficulties at the same time, our receivables and equipment losses could increase above historical levels. If this should occur, our results of operations may be materially and adversely affected.

Effective management of our rental assets is vital to our business. If we are not successful in these efforts, it could have a material adverse impact on our results of operations.

Our modular, electronics and liquid and solid containment rental products have long useful lives and managing those assets is a critical element to each of our rental businesses. Generally, we design units and find manufacturers to build them to our specifications for our modular and liquid and solid containment tanks and boxes. Modular asset management requires designing and building the product for a long life that anticipates the needs of our customers, including anticipating potential changes in legislation, regulations, building codes and local permitting in the various markets in which the Company operates. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand, including anticipating technological advances and changes in manufacturers' selling prices. Liquid and solid containment asset management requires designing and building the product for a long life, using quality components and repairing and maintaining the products to prevent leaks. For each of our modular, electronic test equipment and liquid and solid containment assets, we must successfully maintain and repair this equipment cost-effectively to maximize the useful life of the products and the level of proceeds from the sale of such products. To the extent that we are unable to do so, our result of operations could be materially adversely affected.

The nature of our businesses, including the ownership of industrial property, exposes us to the risk of litigation and liability under environmental, health and safety and products liability laws. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

We are subject to national, state, provincial and local environmental laws and regulations concerning, among other things, solid and liquid waste and hazardous substances handling, storage and disposal and employee health and safety. These laws and regulations are complex and frequently change. We could incur unexpected costs, penalties and other civil and criminal liability if we fail to comply with applicable environmental or health and safety laws. We also could incur costs or liabilities related to waste disposal or remediating soil or groundwater contamination at our properties, at our customers' properties or at third party landfill and disposal sites. These liabilities can be imposed on the parties generating, transporting or disposing of such substances or on the owner or operator of any affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances.

Several aspects of our businesses involve risks of environmental and health and safety liability. For example, our operations involve the use of petroleum products, solvents and other hazardous substances in the construction and maintaining of modular buildings and for fueling and maintaining our delivery trucks and vehicles. We also own, transport and rent tanks and boxes in which waste materials are placed by our customers. The historical operations at some of our previously or currently owned or leased and newly acquired or leased properties may have resulted in undiscovered soil or groundwater contamination or historical non-compliance by third parties for which we could be held liable. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination or non-compliance, may also give rise to liabilities or other claims based on these operations that may be material. In addition, compliance with future environmental or health and safety laws and regulations may require significant capital or operational expenditures or changes to our operations.

Accordingly, in addition to potential penalties for non-compliance, we may become liable, either contractually or by operation of law, for investigation, remediation and monitoring costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. In addition, certain parties may be held liable for more than their "fair" share of environmental investigation and cleanup costs. Contamination and exposure to hazardous substances or other contaminants such as mold can also result in claims for remediation or damages, including personal injury, property damage, and natural resources damage claims. Although expenses related to environmental compliance, health and safety issues, and related matters have not been material to date, we cannot assure that we will not have to make significant expenditures in the future in order to comply with applicable laws and regulations. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

In general, litigation in the industries in which we operate, including class actions that seek substantial damages, arises with increasing frequency. Enforcement of environmental and health and safety requirements is also frequent. Such proceedings are invariably expensive, regardless of the merit of the plaintiffs' or prosecutors' claims. We may be named as a defendant in the future, and there can be no assurance, irrespective of the merit of such future actions, that we will not be required to make substantial settlement payments in the future. Further, a significant portion of our business is conducted in California which is one of the most highly regulated and litigious states in the country. Therefore, our potential exposure to losses and expenses due to new laws, regulations or litigation may be greater than companies with a less significant California presence.

The nature of our business also subjects us to property damage and product liability claims, especially in connection with our modular buildings and tank and box rental businesses. Although we maintain liability coverage that we believe is commercially reasonable, an unusually large property damage or product liability claim or a series of claims could exceed our insurance coverage or result in damage to our reputation.

Our routine business activities expose us to risk of litigation from employees, vendors and other third parties, which could have a material adverse effect on our results of operations.

We may be subject to claims arising from disputes with employees, vendors and other third parties in the normal course of our business; these risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. If the plaintiffs in any suits against us were to successfully prosecute their claims, or if we were to settle any such suits by making significant payments to the plaintiffs, our operating results and financial condition would be harmed. Even if the outcome of a claim proves favorable to us, litigation can be time consuming and costly and may divert management resources. In addition, our organizational documents require us to indemnify our senior executives to the maximum extent permitted by California law. We maintain directors' and officers' liability insurance that we believe is commercially reasonable in connection with such obligations, but if our senior executives were named in any lawsuit, our indemnification obligations could magnify the costs of these suits and/or exceed the coverage of such policies.

If we suffer loss to our facilities, equipment or distribution system due to catastrophe, our insurance policies could be inadequate or depleted, our operations could be seriously harmed, which could negatively affect our operating results.

Our facilities, rental equipment and distribution systems may be subject to catastrophic loss due to fire, flood, hurricane, earthquake, terrorism or other natural or man-made disasters. In particular, our headquarters, three operating facilities, and certain of our rental equipment are located in areas of California, with above average seismic activity and could be subject to catastrophic loss caused by an earthquake. Our rental equipment and facilities in Texas, Louisiana, Florida, North Carolina and Georgia are located in areas subject to hurricanes and other tropical storms. In addition to customers' insurance on rented equipment, we carry property insurance on our rental equipment in inventory and operating facilities as well as business interruption insurance. We believe our insurance policies have adequate limits and deductibles to mitigate the potential loss exposure of our business. We do not maintain financial reserves for policy deductibles and our insurance policies contain exclusions that are customary for our industry, including exclusions for earthquakes, flood and terrorism. If any of our facilities or a significant amount of our rental equipment were to experience a catastrophic loss, it could disrupt our operations, delay orders, shipments and revenue recognition and result in expenses to repair or replace the damaged rental equipment and facility not covered by insurance, which could have a material adverse effect on our results of operations.

INTEREST RATE AND INDEBTEDNESS RISKS:

Our debt instruments contain covenants that restrict or prohibit our ability to enter into a variety of transactions and may limit our ability to finance future operations or capital needs. If we have an event of default under these instruments, our indebtedness could be accelerated, and we may not be able to refinance such indebtedness or make the required accelerated payments.

The agreements governing our Series C, D and E Senior Notes (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources") and our Credit Facility contain various covenants that limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate, reorganize or transfer substantially all of our assets, make investments, pay dividends or distributions, redeem or repurchase stock, change the nature of our business, enter into transactions with affiliates, incur indebtedness and create liens on our assets to secure debt. In addition, we are required to meet certain financial covenants under these instruments. These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

A failure to comply with the restrictions contained in these agreements could lead to an event of default, which could result in an acceleration of our indebtedness. In the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any required accelerated payments. If we default on our indebtedness, our business financial condition and results of operations could be materially and adversely affected.

The majority of our indebtedness is subject to variable interest rates, which makes us vulnerable to increases in interest rates, which could negatively affect our net income.

Our indebtedness exposes us to interest rate increases because the majority of our indebtedness is subject to variable rates. At present, we do not have any derivative financial instruments such as interest rate swaps or hedges to mitigate interest rate variability. The interest rates under our credit facilities are reset at varying periods. These interest rate adjustments could cause periodic fluctuations in our operating results and cash flows. Our annual debt service obligations increase by approximately $3.1 million per year for each 1% increase in the average interest rate we pay based on the $313.8 million balance of variable rate debt outstanding at December 31, 2022. If interest rates rise in the future, and, particularly if they rise significantly, interest expense will increase and our net income will be negatively affected.

GENERAL RISKS:

Our effective tax rate may change and become less predictable as our business expands, or as a result of federal and state tax law changes, making our future earnings less predictable.

We continue to consider expansion opportunities domestically and internationally for our rental businesses. Since the Company's effective tax rate depends on business levels, personnel and assets located in various jurisdictions, further expansion into new markets or acquisitions may change the effective tax rate in the future and may make it, and consequently our earnings, less predictable going forward. Further, the enactment of future tax law changes by federal and state taxing authorities may impact the Company's current period tax provision and its deferred tax liabilities. In addition, the amount and timing of stock-based compensation may also impact the Company's current tax provision.

Changes in financial accounting standards may cause lower than expected operating results and affect our reported results of operations.

Changes in accounting standards and their application may have a significant effect on our reported results on a going-forward basis and may also affect the recording and disclosure of previously reported transactions. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Adverse economic conditions in the United States and globally, including the potential onset of recession, could have a negative effect on our business, results of operations, financial condition and liquidity.

Adverse macroeconomic conditions in the United States and globally, including inflation, slower than expected growth or recession, changes to fiscal and monetary policy, tightening of the credit markets, higher interest rates and currency fluctuations, could negatively impact our business, financial condition, results of operations and liquidity. These factors could negatively affect demand for our business.

Adverse economic conditions in the United States and globally have from time to time caused or exacerbated significant slowdowns in our industry and in the markets in which we operate, which have adversely affected our business and results of operations.

Macroeconomic weakness and uncertainty also make it more difficult for us to accurately forecast revenue, gross margin and expenses, and may make it more difficult to refinance debt.

Furthermore, sustained uncertainty about, or worsening of, current global economic conditions, including further escalation of tensions between Russia and Western countries, as well as further escalation of trade tensions between the U.S. and China, could result in a global economic slowdown and long-term changes to global trade. Any or all of these factors could negatively affect our revenue and could materially adversely affect our business, results of operations, financial condition and growth.

Environmental, social and governance (ESG) matters may impact our business and reputation.

Governmental authorities, non-governmental organizations, customers, investors, external stakeholders and employees are increasingly sensitive to ESG concerns. This focus on ESG concerns may lead to new requirements that could result in increased costs for our business. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for more environmentally friendly products, supplier practices, or by failure to meet such customer expectations or demand. We risk negative shareholder reaction, including from proxy advisory services, as well as damage to our reputation, if we do not act responsibly, or if we are perceived to not be acting responsibly in key ESG areas. If we do not meet the ESG expectations of our investors, customers and other stakeholders, we could experience reduced demand for our products, loss of customers, and other negative impacts on our business and results of operations.

SPECIFIC RISKS RELATED TO OUR RELOCATABLE MODULAR BUILDINGS BUSINESS SEGMENT:

Significant reductions of, or delays in, funding to public schools have caused the demand and pricing for our modular classroom units to decline, which has in the past caused, and may cause in the future, a reduction in our revenues and profitability.

Rentals and sales of modular buildings to public school districts for use as classrooms, restroom buildings, and administrative offices for K-12 represent a significant portion of Mobile Modular's rental and sales revenues. Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, developer fees and various taxes levied to support school operating budgets. Many of these funding sources are subject to financial and political considerations, which vary from district to district and are not tied to demand. Historically, we have benefited from the passage of statewide and local facility bond measures and believe these are essential to our business.

The state of California is our largest market for classroom rentals. The strength of this market depends heavily on public funding from voter passage of both state and local facility bond measures, and the ability of the state to sell such bonds in the public market. A lack of passage of state and local facility bond measures, or the inability to sell bonds in the public markets in the future could reduce our revenues and operating income, and consequently have a material adverse effect on the Company's financial condition. Furthermore, even if voters have approved facility bond measures and the state has raised bond funds, there is no guarantee that individual school projects will be funded in a timely manner.

As a consequence of the most recent economic recession, many states and local governments experienced large budget deficits resulting in severe budgetary constraints among public school districts. To the extent public school districts' funding is reduced for the rental and purchase of modular buildings, our business could be harmed and our results of operations negatively impacted. We believe that interruptions or delays in the passage of facility bond measures or completion of state budgets, an insufficient amount of state funding, a significant reduction of funding to public schools, or changes negatively impacting enrollment may reduce the rental and sale demand for our educational products. Any reductions in funding available to the school districts from the states in which we do business may cause school districts to experience budget shortfalls and to reduce their demand for our products despite growing student populations, class size reduction initiatives and modernization and reconstruction project needs, which could reduce our revenues and operating income and consequently have a material adverse effect on the Company's financial condition.

Public policies that create demand for our products and services may change, resulting in decreased demand for or the pricing of our products and services, which could negatively affect our revenues and operating income.

Various states that we operate enacted laws and constitutional amendments to provide funding for school districts to limit the number of students that may be grouped in a single classroom. School districts with class sizes in excess of state limits have been and continue to be a significant source of our demand for modular classrooms. In California, efforts to address aging infrastructure and deferred maintenance have resulted in modernization and reconstruction projects by public school districts including seismic retrofitting, asbestos abatement and various building repairs and upgrades, which has been another source of demand for our modular classrooms. The most recent economic recession caused state and local budget shortfalls, which reduced school districts' funding and their ability to comply with state class size reduction requirements. If educational priorities and policies shift away from class-size reduction or modernization and reconstruction projects, demand and pricing for our products and services may decline, not grow as quickly as, or not reach the levels that we anticipate. Significant equipment returns may result in lower utilization until equipment can be redeployed or sold, which may cause rental rates to decline and negatively affect our revenues and operating income.

Failure to comply with applicable regulations could harm our business and financial condition, resulting in lower operating results and cash flows.

Similar to conventionally constructed buildings, the modular building industry, including the manufacturers and lessors of portable classrooms, are subject to regulations by multiple governmental agencies at the federal, state and local level relating to environmental, zoning, health, safety, energy efficiency, labor and transportation matters, among other matters. Failure to comply with these laws or regulations could impact our business or harm our reputation and result in higher capital or operating expenditures or the imposition of penalties or restrictions on our operations.

As with conventional construction, typically new codes and regulations are not retroactively applied. Nonetheless, new governmental regulations in these or other areas may increase our acquisition cost of new rental equipment, limit the use of or make obsolete some of our existing equipment, or increase our costs of rental operations.

Building codes are generally reviewed every three years. All aspects of a given code are subject to change including, but not limited to, such items as structural specifications for earthquake safety, energy efficiency and environmental standards, fire and life safety, transportation, lighting and noise limits.

Compliance with building codes and regulations entails a certain amount of risk as state and local government authorities do not necessarily interpret building codes and regulations in a consistent manner, particularly where applicable regulations may be unclear and subject to interpretation. These regulations often provide broad discretion to governmental authorities that oversee these matters, which can result in unanticipated delays or increases in the cost of compliance in particular markets. The construction and modular industries have developed many "best practices" which are constantly evolving. Some of our peers and competitors may adopt practices that are more or less stringent than the Company's. When, and if, regulatory standards are clarified, the effect of the clarification may be to impose rules on our business and practices retroactively, at which time, we may not be in compliance with such regulations and we may be required to incur costly remediation. If we are unable to pass these increased costs on to our customers, our profitability, operating cash flows and financial condition could be negatively impacted.

Expansions of our modular operations into new markets may negatively affect our operating results.

In the past we have expanded our modular operations into new geographies and states. There are risks inherent in the undertaking of such expansion, including the risk of revenue from the business in any new markets not meeting our expectations, higher than expected costs in entering these new markets, risk associated with compliance with applicable state and local laws and regulations, response by competitors and unanticipated consequences of expansion. In addition, expansion into new markets may be affected by local economic and market conditions. Expansion of our operations into new markets will require a significant amount of attention from our management, a commitment of financial resources and will require us to add qualified management in these markets, which may negatively impact our operating results.

We are subject to laws and regulations governing government contracts. These laws and regulations expose us to business volatility and risks, including government budgeting cycles and appropriations, potential early termination of contracts, procurement regulations, governmental policy shifts, audits, investigations, sanctions and penalties. Furthermore, these laws and regulations make these government contracts more favorable to government entities than other third parties and any changes in these laws and regulations, or our failure to comply with these laws and regulations could harm our business.

McGrath derives a portion of its revenues from contracts with U.S. federal government entities, government prime contractors, state entities and local entities, including school districts. Contracts with government entities are subject to budgetary constraints, and our continued performance under our contracts with these agencies and their prime contractors, or award of additional contracts from these agencies or their prime contractors, could be jeopardized by spending reductions or budget cutbacks at these agencies. Such contracts are also subject to unique laws and regulations, and the adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations. New laws, regulations or procurement requirements, or changes to current ones, can significantly increase our costs and risks and reduce our profitability. In addition, any failure on the part of the company to comply with applicable government contract laws and regulations might result in administrative penalties or even in the termination or suspension of these contracts and as a result, the loss of the related revenues, which would harm our business.

Furthermore, the laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts such as clauses that allow government entities not to perform on contractual obligations in the case of a lack of fiscal funding. Also, in the educational markets we serve, we are able to utilize "piggyback" contracts in marketing our products and services and ultimately to book business. The term "piggyback" contract refers to contracts for portable classrooms or other products entered into by public school districts following a formal bid process that allows for the use of the same contract terms and conditions with the successful vendor by other public school districts. As a result, "piggyback" contracts allow us to more readily book orders from our government customers, primarily public school districts, and to reduce the administrative expense associated with booking these orders. The governmental statutes and regulations that allow for use of "piggyback" contracts are subject to change or elimination in their entirety. A change in the manner of use or the elimination of "piggyback" contracts would likely negatively impact our ability to book new business from these government customers and could cause our administrative expenses related to processing these orders to increase significantly. In addition, any failure to comply with these laws and regulations might result in administrative penalties or even in the suspension of these contracts and as a result, the loss of the related revenues which would harm our business and results from operations.

Seasonality of our educational business may have adverse consequences for our business.

A significant portion of the modular sale and rental revenues is derived from the educational market. Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions. Although this is the historical seasonality of our business, it is subject to change or may not meet our expectations, which may have adverse consequences for our business.

We face strong competition in our modular building markets and we may not be able to effectively compete.

The modular building leasing industry is highly competitive in our states of operation and we expect it to remain so. The competitive market in which we operate may prevent us from raising rental fees or sales prices to pass any increased costs on to our customers. We compete on the basis of a number of factors, including equipment availability, quality, price, service, reliability, appearance, functionality and delivery terms. We may experience pricing pressures in our areas of operation in the future as some of our competitors seek to obtain market share by reducing prices.

Some of our competitors in the modular building leasing industry, notably WillScot Mobile Mini Holdings Corp, have a greater range of products and services, greater financial and marketing resources, larger customer bases, and greater name recognition than we have. These combined competitors may be better able to respond to changes in the relocatable modular building market, to finance acquisitions, to fund internal growth and to compete for market share, any of which could harm our business.

We may not be able to quickly redeploy modular units returning from leases, which could negatively affect our financial performance and our ability to expand, or utilize, our rental fleet.

As of December 31, 2022, 63% of our modular portfolio had equipment on rent for periods exceeding the original committed term. Generally, when a customer continues to rent the modular units beyond the contractual term, the equipment rents on a month-to-month basis. If a significant number of our rented modular units were returned during a short period of time, particularly those units that are rented on a month-to-month basis, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could negatively affect our financial performance and our ability to continue expanding our rental fleet. In addition, if returned units stay off rent for an extended period of time, we may incur additional costs to securely store and maintain them.

Significant increases in raw material and labor costs could increase our acquisition cost of new modular rental units and repair and maintenance costs of our fleet, which would increase our operating costs and harm our profitability.

We incur labor costs and purchase raw materials, including lumber, siding and roofing and other products to perform periodic repairs, modifications and refurbishments to maintain physical conditions of our modular units. The volume, timing and mix of maintenance and repair work on our rental equipment may vary quarter-to-quarter and year-to-year. Generally, increases in labor and raw material costs will also increase the acquisition cost of new modular units and increase the repair and maintenance costs of our fleet. We also maintain a fleet of service trucks and use subcontractor companies for the delivery, set-up, return delivery and dismantle of modulars for our customers. We rely on our subcontractor service companies to meet customer demands for timely shipment and return, and the loss or inadequate number of subcontractor service companies may cause prices to increase, while negatively impacting our reputation and operating performance. During periods of rising prices for labor, raw materials or fuel, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our acquisition costs for new modular units and incur higher operating costs that we may not be able to recoup from our customers, which would reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our reputation and financial condition.

We are dependent on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. With the exception of Enviroplex, none of the principal suppliers are affiliated with the Company. During 2022, Mobile Modular purchased 30% of its modular product from one manufacturer. The Company believes that the loss of any of its primary manufacturers of modulars could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer delivery lead times for modular product until other manufacturers were able to increase their production capacity.

Failure to properly design, manufacture, repair and maintain the modular product may result in impairment charges, potential litigation and reduction of our operating results and cash flows.

We estimate the useful life of the modular product to be 18 years with a residual value of 50%. However, proper design, manufacture, repairs and maintenance of the modular product during our ownership is required for the product to reach the estimated useful life of 18 years with a residual value of 50%. If we do not appropriately manage the design, manufacture, repair and maintenance of our modular product, or otherwise delay or defer such repair or maintenance, we may be required to incur impairment charges for equipment that is beyond economic repair costs or incur significant capital expenditures to acquire new modular product to serve demand. In addition, such failures may result in personal injury or property damage claims, including claims based on presence of mold, and termination of leases or contracts by customers. Costs of contract performance, potential litigation, and profits lost from termination could accordingly reduce our future operating results and cash flows.

Our warranty costs may increase and warranty claims could damage our reputation and negatively impact our revenues and operating income.

Sales of new relocatable modular buildings not manufactured by us are typically covered by warranties provided by the manufacturer of the products sold. We provide ninety-day warranties on certain modular sales of used rental units and one-year warranties on equipment manufactured by our Enviroplex subsidiary. Historically, our warranty costs have not been significant, and we monitor the quality of our products closely. If a defect were to arise in the installation of our equipment at the customer's facilities or in the equipment acquired from our suppliers or by our Enviroplex subsidiary, we may experience increased warranty claims. Such claims could disrupt our sales operations, damage our reputation and require costly repairs or other remedies, negatively impacting revenues and operating income.

SPECIFIC RISKS RELATED TO OUR ELECTRONIC TEST EQUIPMENT BUSINESS SEGMENT:

Market risk and cyclical downturns in the industries using test equipment may result in periods of low demand for our product resulting in excess inventory, impairment charges and reduction of our operating results and cash flows.

TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment rental and sales revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure installation and maintenance. Historically, these industries have been cyclical and have experienced periodic downturns, which can have a material adverse impact on the industry's demand for equipment, including our rental electronic test equipment. In addition, the severity and length of any downturn in an industry may also affect overall access to capital, which could adversely affect our customers and result in excess inventory and impairment charges. During periods of reduced and declining demand for test equipment, we are exposed to additional receivable risk from non-payment and may need to rapidly align our cost structure with prevailing market conditions, which may negatively impact our operating results and cash flows.

Seasonality of our electronic test equipment business may impact quarterly results.

Generally, rental activity declines in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These seasonal factors historically have impacted quarterly results in each year's first and fourth quarter, but we are unable to predict how such factors may impact future periods.

Our rental test equipment may become obsolete or may no longer be supported by a manufacturer, which could result in an impairment charge.

Electronic test equipment is characterized by changing technology and evolving industry standards that may render our existing equipment obsolete through new product introductions, or enhancements, before the end of its anticipated useful life, causing us to incur impairment charges. We must anticipate and keep pace with the introduction of new hardware, software and networking technologies and acquire equipment that will be marketable to our current and prospective customers.

Additionally, some manufacturers of our equipment may be acquired or cease to exist, resulting in a future lack of support for equipment purchased from those manufacturers. This could result in the remaining useful life becoming shorter, causing us to incur an impairment charge. We monitor our manufacturers' capacity to support their products and the introduction of new technologies, and we acquire equipment that will be marketable to our current and prospective customers. However, any prolonged economic downturn could result in unexpected bankruptcies or reduced support from our manufacturers. Failure to properly select, manage and respond to the technological needs of our customers and changes to our products through their technology life cycle may cause certain electronic test equipment to become obsolete, resulting in impairment charges, which may negatively impact operating results and cash flows.

If we do not effectively compete in the rental equipment market, our operating results will be materially and adversely affected.

The electronic test equipment rental business is characterized by intense competition from several competitors, including Electro Rent Corporation, Continental Resources and TestEquity, some of which may have access to greater financial and other resources than we do. Although no single competitor holds a dominant market share, we face competition from these established entities and new entrants in the market. We believe that we anticipate and keep pace with the introduction of new products and acquire equipment that will be marketable to our current and prospective customers. We compete on the basis of a number of factors, including product availability, price, service and reliability. Some of our competitors may offer similar equipment for lease, rental or sale at lower prices and may offer more extensive servicing, or financing options. Failure to adequately forecast the adoption of, and demand for, new or existing products may cause us not to meet our customers' equipment requirements and may materially and adversely affect our operating results.

If we are not able to obtain equipment at favorable rates, there could be a material adverse effect on our operating results and reputation.

The majority of our rental equipment portfolio is comprised of general purpose test and measurement instruments purchased from leading manufacturers such as Keysight Technologies, Rhode & Schwarz and Tektronix, a division of Fortive Corporation. We depend on purchasing equipment from these manufacturers and suppliers for use as our rental equipment. If, in the future, we are not able to purchase necessary equipment from one or more of these suppliers on favorable terms, we may not be able to meet our customers' demands in a timely manner or for a rental rate that generates a profit. If this should occur, we may not be able to secure necessary equipment from an alternative source on acceptable terms and our business and reputation may be materially and adversely affected.

If we are not able to anticipate and mitigate the risks associated with operating internationally, there could be a material adverse effect on our operating results.

Currently, total foreign country customers and operations account for less than 10% of the Company's revenues. In recent years some of our customers have expanded their international operations faster than domestic operations, and this trend may continue. Over time, the amount of our international business may increase if we focus on international market opportunities. Operating in foreign countries subjects the Company to additional risks, any of which may adversely impact our future operating results, including:

- international political, economic and legal conditions including tariffs and trade barriers;

- our ability to comply with customs, anti-corruption, import/export and other trade compliance regulations, together with any unexpected changes in such regulations;

- greater difficulty in our ability to recover rental equipment and obtain payment of the related trade receivables;

- additional costs to establish and maintain international subsidiaries and related operations;

- difficulties in attracting and retaining staff and business partners to operate internationally;

- language and cultural barriers;

- seasonal reductions in business activities in the countries where our international customers are located;

- difficulty with the integration of foreign operations;

- longer payment cycles;

- currency fluctuations; and

- potential adverse tax consequences.

Unfavorable currency exchange rates may negatively impact our financial results in U.S. dollar terms.

We receive revenues in Canadian dollars from our business activities in Canada. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. We currently do not engage in hedging strategies to mitigate this risk.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES.

The Company's corporate and administrative offices are located in Livermore, California in approximately 26,000 square feet. At December 31, 2022, the Company's four reportable business segments conducted operations from the following locations:

Mobile Modular – Mobile Modular operates from 14 owned and 40 leased locations. Our largest owned facilities include seven inventory centers, at which relocatable modular buildings and storage containers are displayed, refurbished and stored:

Livermore, California (137 acres in the San Francisco Bay Area),
Mira Loma, California (79 acres in the Los Angeles area),
Pasadena, Texas (50 acres in the Houston area),
Grand Prairie, Texas (43 acres in the Dallas area),
Auburndale, Florida (123 acres in the Orlando area),
Arcade, Georgia (48 acres in the Atlanta area),
Fredericksburg, Virginia (68 acres in the Washington D.C. area).

The inventory centers conduct rental and sales operations from modular buildings, serving as working models of the Company's modular product.

TRS-RenTelco – Electronic test equipment rental and sales operations are conducted from a 117,000 square foot leased facility in Grapevine, Texas (Dallas area) and a sales office in Dollard-des-Ormeaux, Quebec (Montreal, Canada area).

Adler Tanks – Adler Tanks operated from 14 owned and 34 leased locations, with branch offices serving the Northeast, Mid-Atlantic, Midwest, Southeast, Southwest and West. The leased locations have remaining lease terms ranging from one to three years, or are leased on a month to month basis.

Enviroplex – The Company's wholly owned subsidiary, Enviroplex, manufactures modular buildings used primarily as classrooms in California from its 108,000 square foot facility in Stockton, California (San Francisco Bay Area).

ITEM 3.   LEGAL PROCEEDINGS.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, cyber, auto, directors and officers, health, and workers' compensation insurances. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will not have a material adverse effect on the financial position or operating results of the Company.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not Applicable

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is traded in the NASDAQ Global Select Market under the symbol "MGRC". As of February 22, 2023, the Company's common stock was held by approximately 43 shareholders of record, which does not include shareholders whose shares are held in street or nominee name. The Company believes that when holders in street or nominee name are added, the number of holders of the Company's common stock exceeds 500.

Stock Repurchase Plan

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the repurchase program may be modified, extended or terminated by the Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2022 and 2021. As of December 31, 2022, 1,309,805 shares remain authorized for repurchase under the Repurchase Plan.

ITEM 6.   **[Reserved]**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under Part I, "Item 1A. Risk Factors" and elsewhere in this document. This discussion should be read together with the financial statements and the related notes thereto set forth in "Item 8. Financial Statements and Supplementary Data."

Results of Operations

General

The Company, incorporated in 1979, is a leading rental provider of relocatable modular buildings for classroom and office space, electronic test equipment for general purpose and communications needs, and liquid and solid containment tanks and boxes. The Company's primary emphasis is on equipment rentals. At December 31, 2022 the Company was comprised of four reportable business segments: (1) its modular building and portable storage container rental segment ("Mobile Modular"); (2) its electronic test equipment rental segment ("TRS-RenTelco"); (3) its containment solutions for the storage of hazardous and non-hazardous liquids and solids segment ("Adler Tanks"); and (4) its classroom manufacturing segment selling modular buildings used primarily as classrooms in California ("Enviroplex"). In 2022, Mobile Modular, TRS-RenTelco, Adler Tanks and Enviroplex contributed 64%, 25%, 10% and 1%, respectively, of the Company's income before provision for taxes (the equivalent of "pre-tax income"), compared to 63%, 28%, 5% and 4%, respectively, for 2021.

The Company generates its revenues primarily from the rental of its equipment on operating leases with sales of equipment occurring in the normal course of business. The Company requires significant capital outlay to purchase its rental inventory and recovers its investment through rental and sales revenues. Rental revenue and certain other service revenues negotiated as part of the lease agreements with customers and related costs are recognized on a straight-line basis over the terms of the lease. Sales revenue and related costs are recognized upon delivery and installation of the equipment to the customers. Sales revenues are less predictable and can fluctuate from period to period depending on customer demands and requirements. Generally, rental revenues less cash operating costs recover the equipment's capitalized cost in a shorter period of time relative to the equipment's potential rental life and when sold, sale proceeds are usually above its net book value.

The Company's rental operations include rental and rental related services revenues which comprised approximately 79% of the Company's total revenues in 2022 and for the three years ended December 31, 2022. Over the past three years, modulars, electronic test equipment and tanks and boxes comprised approximately 60%, 24% and 16%, respectively, of the cumulative rental operations revenues. The Company's direct costs of rental operations include depreciation of rental equipment, rental related service costs, impairment of rental equipment, and other direct costs of rental operations (which include direct labor, supplies, repairs, insurance, property taxes, license fees and amortization of certain lease costs).

The Company sells modular, electronic test equipment and liquid and solid containment tanks and boxes that are new, or previously rented. The Company's Enviroplex subsidiary manufactures and sells modular classrooms. The renting and selling of some modular equipment requires a dealer's license, which the Company has obtained from the appropriate governmental agencies. Sales and other revenues of modulars, electronic test equipment and tanks and boxes have comprised approximately 21% of the Company's consolidated revenues in 2022 and for the three years ended December 31, 2022. Over the past three years, modulars, electronic test equipment and tanks and boxes comprised approximately 79%, 19% and 2% of sales and other revenues, respectively. The Company's cost of sales includes the carrying value of the equipment sold and the direct costs associated with the equipment sold such as delivery, installation, modifications and related site work.

The rental and sale of modulars to public school districts comprised 19%, 21% and 23% of the Company's consolidated rental and sales revenues for 2022, 2021 and 2020, respectively. (For more information, see "Item 1. Business – Relocatable Modular Buildings – Classroom Rentals and Sales to Public Schools (K-12)" above.)

Selling and administrative expenses primarily include personnel and benefit costs, which includes share-based compensation, depreciation and amortization of property, plant and equipment and intangible assets, bad debt expense, advertising costs, and professional service fees. The Company believes that sharing of common facilities, financing, senior management, and operating and accounting systems by all of the Company's operations, results in an efficient use of overhead. Historically, the Company's operating margins have been impacted favorably to the extent its costs and expenses are leveraged over a large installed customer base. However, there can be no assurance as to the Company's ability to maintain a large installed customer base or ability to sustain its historical operating margins.

Recent Developments

Adler Tanks Divestiture and Vesta Modular Acquisition

On February 1, 2023, the Company completed an equity sale agreement with Ironclad Environmental Solutions, Inc. ("Ironclad") to sell its Adler Tanks business for a sale price of $265 million, subject to certain adjustments. Concurrently, the Company completed a stock purchase agreement providing for the purchase of Vesta Modular for a purchase price of $400 million, subject to certain adjustments. The divestiture of the Company's Adler Tanks business and the stock purchase of Vesta Modular, represents the Company's strategic shift to concentrate its operations on its core modular and storage businesses. The Company believes that this strategic shift will provide for accelerated growth of the modular business, develop cost and revenue synergies, and increase the proportion of longer-term rental revenue contracts. The details of each transaction are more fully described below.

Dividends

In February 2023, the Company announced that its Board of Directors declared a cash dividend of $0.465 per common share for the quarter ending March 31, 2023, an increase of 2% over the prior year's comparable quarter.

COVID-19

The outbreak of a new strain of coronavirus, COVID-19, which began in December 2019, has continued to spread globally including to every state in the United States. The Center for Disease Control ("CDC") and World Health Organization ("WHO") recognized this outbreak as a pandemic, which has caused shutdowns to businesses and cities worldwide while disrupting supply chains, business operations, travel, consumer confidence and business sentiment. The Company has taken a number of precautionary health and safety measures to safeguard its employees and customers, while maintaining business continuity. The Company has implemented remote work policies and enhanced cleaning and hygiene protocols in all of its facilities, products and vehicles. The Company is continuing to monitor and assess orders issued by federal, state and local governments to ensure compliance with evolving COVID-19 guidelines. The Company also continues to monitor the impact of COVID-19 on its existing customers who themselves may be impacted by governmental shutdowns and other impacts due to the governmental orders.

While the Company has not seen a significant impact from COVID-19 in the financial results for the twelve months ended December 31, 2022 as set forth in the below sections discussing the results of operations for the twelve months ended December 31, 2022, the Company is currently unable to determine or predict the full nature, duration or scope of the overall impact the COVID-19 pandemic and related business and operational pressures will have on its business, results of operations, liquidity or capital resources. The Company will continue to actively monitor the situation and may take further actions that alter its business operations as may be required by federal, state or local authorities or that the Company determines are in the best interests of employees, customers and shareholders.

Percentage of Revenue Table

The following table sets forth for the periods indicated the results of operations as a percentage of the Company's total revenues and the percentage of changes in the amount of such of items as compared to the amount in the indicated prior period:

	Percent of Total Revenues				Percent Change	
	Three Years	Year Ended December 31,			2022 over	2021 over
	2022–2020	2022	2021	2020	2021	2020
Revenues						
Rental	62%	62%	63%	61%	17%	11%
Rental related services	17	17	16	17	25	6
Rental operations	79	79	79	78	19	10
Sales	20	20	20	22	20	1
Other	1	1	1	—	28	(6)
Total revenues	100	100	100	100	19	8
Costs and expenses						
Direct costs of rental operations						
Depreciation of rental equipment	14	13	15	15	5	7
Rental related services	12	12	12	12	21	9
Other	15	16	15	13	28	23
Total direct costs of rental operations	41	41	42	40	18	13
Cost of sales	13	13	13	14	19	(3)
Total costs	54	54	55	54	18	9
Gross profit	46	46	45	46	20	7
Selling and administrative expenses	23	23	24	21	15	21
Income from operations	23	23	21	25	25	(6)
Other expense:						
Interest expense	2	2	2	2	45	19
Income before provision for income taxes	21	20	20	23	23	(8)
Provision for income taxes	5	5	5	5	9	7
Net income	16%	16%	15%	18%	28%	(12)%

Twelve Months Ended December 31, 2022 Compared to Twelve Months Ended December 31, 2021

Overview

Consolidated revenues in 2022 increased to $733.8 million from $616.8 million in 2021. Consolidated net income in 2022 increased to $115.1 million, or $4.70 per diluted share in 2022, compared to $89.7 million, or $3.66 per diluted share, in 2021. The Company's year over year total revenue increase was primarily due to higher rental, sales and rental related services revenues as more fully described below.

For 2022 compared to 2021, on a consolidated basis:

- Gross profit increased $55.9 million, or 20%, to $336.9 million. Mobile Modular's gross profit increased $41.1 million, or 23%, due to higher gross profit on rental, sales and rental related services revenues. TRS-RenTelco's gross profit increased $6.5 million, or 11%, primarily due to higher gross profit on rental and sales revenues. Adler Tanks' gross profit increased $13.0 million, or 39%, primarily attributed to higher gross profit on rental and rental related services revenues. Enviroplex's gross profit decreased $4.8 million, or 48%, primarily due to $7.9 million lower sales revenues and lower gross margins of 22.1% compared to 31.8% in 2021.
- Selling and administrative expenses increased $22.7 million, or 15%, to $171.3 million, primarily due to increased headcount and employees' salaries and benefit costs totaling $12.1 million and $10.0 million higher marketing and administrative costs.
- Interest expense increased $4.7 million, or 45%, due to 15% higher average debt levels of the Company, accompanied by 26% higher net average interest rates of 3.55% in 2022 compared to 2.81% in 2021.
- Pre-tax income contribution was 64%, 25% and 10% by Mobile Modular, TRS-RenTelco and Adler Tanks, respectively, in 2022, compared to 63%, 28% and 5%, respectively, in 2021. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was 1% and 4% in 2022 and 2021, respectively.
- The provision for income taxes resulted in an effective tax rate of 23.2% and 26.3% for the twelve months ended December 31, 2022 and 2021, respectively. The lower rate in 2022 was primarily due to decreased business activity levels in higher tax rate states.
- Adjusted EBITDA increased $40.2 million, or 16%, to $288.9 million in 2022. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found on page 46.

Mobile Modular

For 2022, Mobile Modular's total revenues increased $98.4 million, or 27%, to $461.7 million compared to 2021, primarily due to higher rental, sales and rental related services revenues. Higher gross profit on rental, sales and rental related services revenues, partly offset by $17.6 million higher selling and administrative expenses, resulted in an increase in pre-tax income of $19.8 million, or 26%, to $96.8 million in 2022.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Mobile Modular – 2022 compared to 2021

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2022	2021	$	%
Revenues				
Rental	$ 268,288	$ 220,569	$ 47,719	22%
Rental related services	91,851	72,330	19,521	27%
Rental operations	360,139	292,899	67,240	23%
Sales	99,979	68,982	30,997	45%
Other	1,599	1,435	164	11%
Total revenues	461,717	363,316	98,401	27%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	31,172	28,071	3,101	11%
Rental related services	66,254	53,018	13,236	25%
Other	83,031	60,429	22,602	37%
Total direct costs of rental operations	180,457	141,518	38,939	28%
Costs of sales	64,073	45,758	18,315	40%
Total costs of revenues	244,530	187,276	57,254	31%
Gross Profit				
Rental	154,085	132,070	22,015	17%
Rental related services	25,597	19,310	6,287	33%
Rental operations	179,682	151,380	28,302	19%
Sales	35,906	23,225	12,681	55%
Other	1,599	1,435	164	11%
Total gross profit	217,187	176,040	41,147	23%
Selling and administrative expenses	110,234	92,603	17,631	19%
Income from operations	106,953	83,436	23,517	28%
Interest expense allocation	(10,175)	(6,433)	3,742	58%
Pre-tax income	$ 96,778	$ 77,003	$ 19,775	26%
Other Selected Information				
Adjusted EBITDA [5]	$ 159,224	$ 130,089	$ 29,135	22%
Average rental equipment [1]	$ 1,025,637	$ 925,951	$ 99,686	11%
Average rental equipment on rent	$ 811,693	$ 705,577	$ 106,116	15%
Average monthly total yield [2]	2.18%	1.99%		10%
Average utilization [3]	79.1%	76.2%		4%
Average monthly rental rate [4]	2.75%	2.61%		5%
Period end rental equipment [1]	$ 1,054,845	$ 1,001,165	$ 53,680	5%
Period end utilization [3]	80.7%	76.4%		6%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.
5. During the year ended December 31, 2022, the calculation for Adjusted EBITDA was adjusted to include one-time transaction costs attributed to acquisition, divestiture and integration related activities. For comparability, the transaction costs incurred during 2021 were included in the Adjusted EBITDA calculation for the year ended December 31, 2021.

Mobile Modular's gross profit for 2022 increased $41.1 million, or 23%, to $217.2 million. For the year ended December 31, 2022 compared to the year ended December 31, 2021:

- **Gross Profit on Rental Revenues** – Rental revenues increased $47.7 million, or 22%, due to 15% higher average rental equipment on rent and 5% higher average monthly rental rates in 2022. As a percentage of rental revenues, depreciation was 12% and 13% in 2022 and 2021, respectively, and other direct costs were 31% in 2022 and 27% in 2021, which resulted in gross margin percentage of 57% in 2022 compared to 60% in 2021. The higher rental revenues and lower rental margins resulted in gross profit on rental revenues increasing $22.0 million, or 17%, to $154.1 million in 2022.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $19.5 million, or 27%, compared to 2021. Most of these service revenues are negotiated with the initial lease and are recognized on a straight-line basis with the associated costs over the initial term of the lease. The increase in rental related services revenues was primarily attributable to higher amortization of modular building delivery and return delivery and dismantle revenues and increased delivery and return delivery revenues at Portable Storage. The higher revenues accompanied by higher gross margin percentage of 28% in 2022 compared to 27% in 2021, resulted in rental related services gross profit increasing $6.3 million, or 33%, to $25.6 million in 2022.

- **Gross Profit on Sales** – Sales revenues increased $31.0 million, or 45%, due to higher used and new equipment sales. The higher sales revenues and higher gross margins of 36% in 2022 compared to 34% in 2021, resulted in sales gross profit increasing $12.7 million, or 55%, to $35.9 million in 2022. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2022, Mobile Modular's selling and administrative expenses increased $17.6 million, or 19%, to $110.2 million, primarily due to $8.2 million higher allocated corporate expenses, increased employee salaries and benefit costs totaling $6.0 million, and $2.8 million higher marketing and administrative costs, compared to 2021.

TRS-RenTelco

For 2022, TRS-RenTelco's total revenues increased $10.6 million, or 8%, to $150.8 million compared to 2021, primarily due to higher rental and sales revenues. Pre-tax income increased $3.2 million, or 10%, to $37.0 million for 2022, primarily due to higher gross profit on rental and sales revenues, partly offset by an increase in selling and administrative expenses.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

TRS-RenTelco – 2022 compared to 2021

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2022	**2021**	**$**	**%**
Revenues				
Rental	$121,375	$113,419	$7,956	7%
Rental related services	3,112	2,880	232	8%
Rental operations	124,487	116,299	8,188	7%
Sales	24,571	22,242	2,329	10%
Other	1,720	1,653	67	4%
Total revenues	150,778	140,194	10,584	8%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	49,253	47,374	1,879	4%
Rental related services	2,592	2,704	(112)	(4)%
Other	21,327	19,148	2,179	11%
Total direct costs of rental operations	73,172	69,226	3,946	6%
Costs of sales	9,707	9,574	133	1%
Total costs of revenues	82,879	78,800	4,079	5%
Gross Profit				
Rental	50,795	46,897	3,898	8%
Rental related services	520	176	344	nm
Rental operations	51,315	47,073	4,242	9%
Sales	14,864	12,667	2,197	17%
Other	1,720	1,653	67	4%
Total gross profit	67,899	61,394	6,505	11%
Selling and administrative expenses	27,245	25,152	2,093	8%
Income from operations	40,654	36,243	4,411	12%
Interest expense allocation	(3,294)	(2,270)	1,024	45%
Foreign currency exchange loss	(378)	(210)	(168)	nm
Pre-tax income	$36,982	$33,763	$3,219	10%
Other Selected Information				
Adjusted EBITDA [5]	$92,007	$85,723	$6,284	7%
Average rental equipment [1]	$383,235	$351,895	$31,340	9%
Average rental equipment on rent	$245,893	$235,773	$10,120	4%
Average monthly total yield [2]	2.63%	2.69%		(2)%
Average utilization [3]	64.2%	67.0%		(4)%
Average monthly rental rate [4]	4.11%	4.01%		2%
Period end rental equipment [1]	$395,214	$361,130	$34,084	9%
Period end utilization [3]	59.4%	62.9%		(6)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.
5. During the year ended December 31, 2022, the calculation for Adjusted EBITDA was adjusted to include one-time transaction costs attributed to acquisition, divestiture and integration related activities. For comparability, the transaction costs incurred during 2021 were included in the Adjusted EBITDA calculation for the year ended December 31, 2021.

nm = Not meaningful

TRS-RenTelco's gross profit for 2022 increased $6.5 million, or 11%, to $67.9 million. For the year ended December 31, 2022 compared to the year ended December 31, 2021:

- **Gross Profit on Rental Revenues** – Rental revenues increased $8.0 million, or 7%, to $121.4 million, with depreciation expense increasing $1.9 million, or 4%, and other direct costs increasing $2.2 million, or 11%, resulting in an increase in gross profit on rental revenues of $3.9 million, or 8%, in 2022 compared to 2021. As a percentage of rental revenues, depreciation was 41% and 42% in 2022 and 2021, respectively, and other direct costs was 18% in 2022 compared to 17% in 2021, which resulted in gross margin percentage of 42% in 2022 compared to 41% in 2021. The rental revenues increase was due to 4% higher average rental equipment on rent and 2% higher average monthly rental rates.

- **Gross Profit on Sales** – Sales revenues increased $2.3 million, or 10%, to $24.6 million in 2022. Gross profit on sales increased $2.2 million, or 17%, to $14.9 million with a gross margin percentage of 60% in 2022, compared to 57% in 2021. The increase in gross margin during the year was primarily attributed to an increase in margin on used equipment sales. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2022, TRS-RenTelco's selling and administrative expenses increased $2.1 million, or 8%, to $27.2 million, primarily due to $0.9 million higher allocated corporate expenses and an increase of $0.7 million in marketing and administrative expenses, compared to 2021.

Adler Tanks

For 2022, Adler Tanks' total revenues increased $15.9 million, or 19%, to $98.2 million compared to 2021, primarily due to higher rental and rental related services revenues. Higher gross profit on rental, rental related services and other revenues, partly offset by an increase in selling and administrative expenses, resulted in a $9.4 million increase in pre-tax income to $15.3 million in 2022, compared to 2021.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income and other selected information.

Adler Tanks – 2022 compared to 2021

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2022	2021	$	%
Revenues				
Rental	$66,366	$56,025	$10,341	18%
Rental related services	27,654	22,851	4,803	21%
Rental operations	94,020	78,876	15,144	19%
Sales	2,933	2,930	3	0%
Other	1,205	436	769	nm
Total revenues	98,158	82,242	15,916	19%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	16,004	16,442	(438)	(3%)
Rental related services	20,947	18,534	2,413	13%
Other	12,422	11,492	930	8%
Total direct costs of rental operations	49,373	46,468	2,905	6%
Costs of sales	2,085	2,075	10	0%
Total costs of revenues	51,458	48,543	2,915	6%
Gross Profit				
Rental	37,940	28,091	9,849	35%
Rental related services	6,707	4,317	2,390	55%
Rental operations	44,647	32,408	12,239	38%
Sales	848	855	(7)	(1%)
Other	1,205	436	769	nm
Total gross profit	46,700	33,699	13,001	39%
Selling and administrative expenses	28,428	25,542	2,886	11%
Income from operations	18,272	8,157	10,115	nm
Interest expense allocation	(2,938)	(2,211)	727	33%
Pre-tax income	$15,334	$5,946	$9,388	nm
Other Selected Information				
Adjusted EBITDA [5]	$37,660	$27,961	$9,699	35%
Average rental equipment [1]	$307,651	$312,150	$(4,499)	(1)%
Average rental equipment on rent	$163,428	$141,722	$21,706	15%
Average monthly total yield [2]	1.80%	1.50%		20%
Average utilization [3]	53.1%	45.4%		17%
Average monthly rental rate [4]	3.38%	3.29%		3%
Period end rental equipment [1]	$307,018	$309,091	$(2,073)	(1)%
Period end utilization [3]	57.1%	47.6%		20%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.
5. During the year ended December 31, 2022, the calculation for Adjusted EBITDA was adjusted to include one-time transaction costs attributed to acquisition, divestiture and integration related activities. For comparability, the transaction costs incurred during 2021 were included in the Adjusted EBITDA calculation for the year ended December 31, 2021.

nm = Not meaningful

Adler Tanks' gross profit for 2022 increased $13.0 million, or 39%, to $46.7 million. For the year ended December 31, 2022 compared to year ended December 31, 2021:

- **Gross Profit on Rental Revenues** – Rental revenues increased $10.3 million, or 18%, to $66.4 million, due to 15% higher average rental equipment on rent and 3% higher average monthly rental rates in 2022, as compared to 2021. As a percentage of rental revenues, depreciation was 24% and 29% in 2022 and 2021, respectively, and other direct costs were 19% in 2022 and 21% in 2021, which resulted in gross margin percentages of 57% in 2022 compared to 50% in 2021. The higher rental revenues together with higher rental margins, resulted in gross profit on rental revenues increasing $9.8 million, or 35%, to $37.9 million in 2022.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $4.8 million, or 21%, compared to 2021. The higher revenues together with the increase in gross margin percentage of 24% in 2022 compared to 19% in 2021, resulted in rental related services gross profit increasing $2.4 million, or 55%, to $6.7 million in 2022.

For 2022, Adler Tanks' selling and administrative expenses increased $2.9 million, or 11%, to $28.4 million, due to $1.3 million higher corporate allocated expenses, increased salaries and employee benefit costs totaling $0.9 million and $0.7 million higher marketing and administrative expenses, compared to 2021.

Twelve Months Ended December 31, 2021 Compared to
Twelve Months Ended December 31, 2020

Overview

Consolidated revenues in 2021 increased to $616.8 million from $572.6 million in 2020. Consolidated net income in 2021 decreased to $89.7 million, or $3.66 per diluted share in 2021, compared to $102.0 million, or $4.16 per diluted share, in 2020. The Company's year over year total revenue increase was primarily due to higher rental and rental related services revenues as more fully described below.

For 2021 compared to 2020, on a consolidated basis:

- Gross profit increased $17.3 million, or 7%, to $281.0 million. Mobile Modular's gross profit increased $20.2 million, or 13%, due to higher gross profit on rental, rental related services and sales revenues. TRS-RenTelco's gross profit increased $0.5 million, or 1%, primarily due to higher gross profit on rental revenues. Adler Tanks' gross profit decreased $0.4 million, or 1%, due to lower gross profit on rental and rental related services revenues. Enviroplex's gross profit decreased $3.0 million, or 24%, primarily due to $1.7 million lower sales revenues and lower gross margins of 31.8% compared to 39.5% in 2020.

- Selling and administrative expenses increased $25.6 million, or 21%, to $148.6 million, primarily due to increased headcount and employees' salaries and benefit costs totaling $12.7 million, primarily from the addition of Design Space and Kitchens To Go employees, and $5.8 million higher amortization of intangible assets from the Design Space and Kitchens To Go acquisitions and $2.0 million of acquisition related transaction costs in 2021.

- Interest expense increased $1.7 million, or 19%, due to 38% higher average debt levels of the Company, partly offset by 14% lower net average interest rates of 2.81% in 2021 compared to 3.25% in 2020.

- Pre-tax income contribution was 63%, 28% and 5% by Mobile Modular, TRS-RenTelco and Adler Tanks, respectively, in 2021, compared to 62%, 26% and 6%, respectively, in 2020. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was 4% and 6% in 2021 and 2020, respectively.

- The provision for income taxes resulted in an effective tax rate of 26.3% and 22.8% for the twelve months ended December 31, 2021 and 2020, respectively. The higher rate in 2021 was primarily due to increased business activity levels in higher tax rate states.

- Adjusted EBITDA increased $7.6 million, or 3%, to $248.6 million in 2021. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found on page 46.

Mobile Modular

For 2021, Mobile Modular's total revenues increased $41.8 million, or 13%, to $363.3 million compared to 2020, primarily due to higher rental, rental related services and sales revenues. The $24.1 million higher selling and administrative expenses, partly offset by the revenue increase, together with higher gross profit on rental, rental related services and sales revenues, resulted in a decrease in pre-tax income of $5.3 million, or 6%, to $77.0 million in 2021.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Mobile Modular – 2021 compared to 2020

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2021	**2020**	**$**	**%**
Revenues				
Rental	$220,569	$188,719	$31,850	17%
Rental related services	72,330	67,527	4,803	7%
Rental operations	292,899	256,246	36,653	14%
Sales	68,982	63,863	5,119	8%
Other	1,435	1,415	20	1%
Total revenues	363,316	321,524	41,792	13%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	28,071	22,967	5,104	22%
Rental related services	53,018	48,910	4,108	8%
Other	60,429	47,762	12,667	27%
Total direct costs of rental operations	141,518	119,639	21,879	18%
Costs of sales	45,758	46,011	(253)	(1)%
Total costs of revenues	187,276	165,650	21,626	13%
Gross Profit				
Rental	132,070	117,990	14,080	12%
Rental related services	19,310	18,617	693	4%
Rental operations	151,380	136,607	14,773	11%
Sales	23,225	17,852	5,373	30%
Other	1,435	1,415	20	1%
Total gross profit	176,040	155,874	20,166	13%
Selling and administrative expenses	92,604	68,470	24,134	35%
Income from operations	83,436	87,404	(3,968)	(5)%
Interest expense allocation	(6,433)	(5,104)	1,329	26%
Pre-tax income	$77,003	$82,301	$(5,298)	(6)%
Other Selected Information				
Adjusted EBITDA [5]	$130,089	$119,202	$10,887	9%
Average rental equipment [1]	$925,951	$825,614	$100,337	12%
Average rental equipment on rent	$705,577	$637,500	$68,077	11%
Average monthly total yield [2]	1.99%	1.88%		6%
Average utilization [3]	76.2%	77.2%		(1)%
Average monthly rental rate [4]	2.61%	2.47%		6%
Period end rental equipment [1]	$1,001,165	$836,531	$164,634	20%
Period end utilization [3]	76.4%	76.0%		1%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.
5. During the year ended December 31, 2022, the calculation for Adjusted EBITDA was adjusted to include one-time transaction costs attributed to acquisition, divestiture and integration related activities. For comparability, the transaction costs incurred during 2021 were included in the Adjusted EBITDA calculation for the year ended December 31, 2021.

Mobile Modular's gross profit for 2021 increased $20.2 million, or 13%, to $176.0 million. For the year ended December 31, 2021 compared to the year ended December 31, 2020:

- **Gross Profit on Rental Revenues** – Rental revenues increased $32.0 million, or 17%, due to 11% higher average rental equipment on rent and 6% higher average monthly rental rates. The rental revenue increase was in part due to the new Design Space and Kitchens To Go customers that contributed approximately three quarters of the increase. As a percentage of rental revenues, depreciation was 13% and 12% in 2021 and 2020, respectively, and other direct costs were 27% in 2021 and 25% in 2020, which resulted in gross margin percentage of 60% in 2021 compared to 63% and 2020. The higher rental revenues and lower rental margins resulted in gross profit on rental revenues increasing $14.1 million, or 12%, to $132.1 million in 2021.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $4.8 million, or 7%, compared to 2020. Most of these service revenues are negotiated with the initial lease and are recognized on a straight-line basis with the associated costs over the initial term of the lease. The increase in rental related services revenues was primarily attributable to higher amortization of modular building delivery and return delivery and dismantle revenues and increased delivery and return delivery revenues at Portable Storage. The higher revenues offset by lower gross margin percentage of 27% in 2021 compared to 28% in 2020 resulted in rental related services gross profit increasing $0.7 million, or 4%, to $19.3 million in 2021.

- **Gross Profit on Sales** – Sales revenues increased $5.1 million, or 8%, primarily due to higher used equipment sales. The higher sales revenues and higher gross margins of 34% in 2021 compared to 28% in 2020, resulted in sales gross profit increasing $5.4 million, or 30%, to $23.2 million in 2021. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2021, Mobile Modular's selling and administrative expenses increased $24.1 million, or 35%, to $92.6 million, primarily due to increased employee salaries and benefit costs totaling $7.4 million, primarily due to the addition of Design Space and Kitchens To Go employees, $5.8 million higher amortization of intangible assets due to the Design Space and Kitchens To Go acquisitions, $4.3 million higher allocated corporate expenses and $2.0 million acquisition related costs in 2021.

TRS-RenTelco

For 2021, TRS-RenTelco's total revenues decreased $0.6 million to $140.2 million compared to 2020, primarily due to lower sales revenues, partly offset by higher rental revenues. Pre-tax income decreased $0.7 million, or 2%, to $33.8 million for 2021, primarily due to higher selling and administrative expenses.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

TRS-RenTelco – 2021 compared to 2020

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2021	**2020**	**$**	**%**
Revenues				
Rental	$113,419	$109,083	$4,336	4%
Rental related services	2,880	3,080	(200)	(6)%
Rental operations	116,299	112,163	4,136	4%
Sales	22,242	26,618	(4,376)	(16)%
Other	1,653	2,030	(377)	(19)%
Total revenues	140,194	140,811	(617)	(0)%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	47,374	46,472	902	2%
Rental related services	2,704	2,419	285	12%
Other	19,148	17,133	2,015	12%
Total direct costs of rental operations	69,226	66,024	3,202	5%
Costs of sales	9,574	13,923	(4,349)	(31)%
Total costs of revenues	78,800	79,947	(1,147)	(1)%
Gross Profit				
Rental	46,897	45,478	1,419	3%
Rental related services	176	661	(485)	(73)%
Rental operations	47,073	46,139	934	2%
Sales	12,667	12,695	(28)	(0)%
Other	1,653	2,030	(377)	(19)%
Total gross profit	61,394	60,864	530	1%
Selling and administrative expenses	25,152	24,306	846	3%
Income from operations	36,243	36,558	(315)	(1)%
Interest expense allocation	(2,270)	(2,133)	137	6%
Foreign currency exchange (loss) gain	(210)	78	(288)	*nm*
Pre-tax income	$33,763	$34,503	$(740)	(2)%
Other Selected Information				
Adjusted EBITDA [5]	$85,723	$85,082	$641	1%
Average rental equipment [1]	$351,895	$336,399	$15,496	5%
Average rental equipment on rent	$235,773	$222,748	$13,025	6%
Average monthly total yield [2]	2.69%	2.70%		(0)%
Average utilization [3]	67.0%	66.2%		1%
Average monthly rental rate [4]	4.01%	4.08%		(2)%
Period end rental equipment [1]	$361,130	$331,528	$29,602	9%
Period end utilization [3]	62.9%	67.4%		(7)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.
5. During the year ended December 31, 2022, the calculation for Adjusted EBITDA was adjusted to include one-time transaction costs attributed to acquisition, divestiture and integration related activities. For comparability, the transaction costs incurred during 2021 were included in the Adjusted EBITDA calculation for the year ended December 31, 2021.

nm = Not meaningful

TRS-RenTelco's gross profit for 2021 increased $0.5 million to $61.4 million. For the year ended December 31, 2021 compared to the year ended December 31, 2020:

- **Gross Profit on Rental Revenues** – Rental revenues increased $4.3 million, or 4%, to $113.4 million with depreciation expense increasing $0.9 million, or 2%, and other direct costs increasing $2.0 million, or 12%, resulting in an increase in gross profit on rental revenues of $1.4 million, or 3%, in 2021 compared to 2020. As a percentage of rental revenues, depreciation was 42% in 2021 and 43% in 2020 and other direct costs was 17% in 2021 compared to 16% in 2020, which resulted in gross margin percentage of 41% in 2021 compared to 42% in 2020. The rental revenues increase was due to 6% higher average rental equipment on rent, partly offset by 2% lower average monthly rental rates.

- **Gross Profit on Sales** – Sales revenues decreased $4.4 million, or 16%, to $22.2 million in 2021. Gross profit on sales was comparable to 2020 with gross margin percentage increasing to 57% from 48% in 2020, primarily due to higher gross margins on used equipment sales. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2021, TRS-RenTelco's selling and administrative expenses increased $0.8 million, or 3%, to $25.2 million, primarily due to higher corporate allocated expenses compared to 2020.

Adler Tanks

For 2021, Adler Tanks' total revenues increased $4.8 million, or 6%, to $82.2 million compared to 2020, primarily due to higher rental, rental related services and sales revenues. Pre-tax income decreased $1.3 million, primarily due to lower gross profit on rental and rental related services revenues, and higher selling and administrative expenses, partly offset by higher gross profit on sales revenues.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income and other selected information.

Adler Tanks – 2021 compared to 2020

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2021	2020	$	%
Revenues				
Rental	$56,025	$53,988	$2,037	4%
Rental related services	22,851	21,786	1,065	5%
Rental operations	78,876	75,774	3,102	4%
Sales	2,930	1,386	1,544	111%
Other	436	322	114	35%
Total revenues	82,242	77,482	4,760	6%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	16,442	16,427	15	0%
Rental related services	18,534	16,776	1,758	10%
Other	11,492	8,923	2,569	29%
Total direct costs of rental operations	46,468	42,126	4,342	10%
Costs of sales	2,075	1,277	798	62%
Total costs of revenues	48,543	43,403	5,140	12%
Gross Profit				
Rental	28,091	28,638	(547)	(2%)
Rental related services	4,317	5,010	(693)	(14%)
Rental operations	32,408	33,648	(1,240)	(4%)
Sales	855	109	746	*nm*
Other	436	322	114	35%
Total gross profit	33,699	34,079	(380)	(1)%
Selling and administrative expenses	25,542	24,764	778	3%
Income from operations	8,157	9,315	(1,158)	(12)%
Interest expense allocation	(2,211)	(2,107)	104	5%
Pre-tax income	$5,946	$7,208	$(1,262)	(18)%
Other Selected Information				
Adjusted EBITDA [5]	$27,961	$29,010	$(1,049)	(4)%
Average rental equipment [1]	$312,150	$314,797	$(2,647)	(1)%
Average rental equipment on rent	$141,722	$140,323	$1,399	1%
Average monthly total yield [2]	1.50%	1.43%		5%
Average utilization [3]	45.4%	44.6%		2%
Average monthly rental rate [4]	3.29%	3.21%		2%
Period end rental equipment [1]	$309,091	$314,443	$(5,352)	(2)%
Period end utilization [3]	47.6%	39.8%		19%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.
5. During the year ended December 31, 2022, the calculation for Adjusted EBITDA was adjusted to include one-time transaction costs attributed to acquisition, divestiture and integration related activities. For comparability, the transaction costs incurred during 2021 were included in the Adjusted EBITDA calculation for the year ended December 31, 2021.

nm = Not meaningful

Adler Tanks' gross profit for 2021 decreased $0.4 million, or 1%, to $33.7 million. For the year ended December 31, 2021 compared to year ended December 31, 2020:

- **Gross Profit on Rental Revenues** – Rental revenues increased $2.0 million, or 4%, to $56.0 million, due to 1% higher average rental equipment on rent and 2% higher average monthly rental rates in 2021 as compared to 2020. As a percentage of rental revenues, depreciation was 29% and 30% in 2021 and 2020, respectively, and other direct costs were 21% and 17% in 2021 and 2020, respectively, which resulted in gross margin percentages of 50% in 2021 compared to 53% in 2020. The higher rental revenues, together with lower rental margins resulted in gross profit on rental revenues decreasing $0.5 million, or 2%, to $28.1 million in 2021.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $1.1 million, or 5%, compared to 2020. The higher revenues together with lower gross margin percentage of 19% in 2021 compared to 23% in 2020 resulted in rental related services gross profit decreasing $0.7 million, or 14%, to $4.3 million in 2021.

For 2021, Adler Tanks' selling and administrative expenses increased $0.8 million, or 3%, to $25.5 million, primarily due to higher salaries and employee benefit costs and higher corporate allocated expenses.

Adjusted EBITDA

To supplement the Company's financial data presented on a basis consistent with accounting principles generally accepted in the United States of America ("GAAP"), the Company presents "Adjusted EBITDA", which is defined by the Company as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. The Company presents Adjusted EBITDA as a financial measure as management believes it provides useful information to investors regarding the Company's liquidity and financial condition and because management, as well as the Company's lenders, use this measure in evaluating the performance of the Company.

Management uses Adjusted EBITDA as a supplement to GAAP measures to further evaluate period-to-period operating performance, compliance with financial covenants in the Company's revolving lines of credit and senior notes and the Company's ability to meet future capital expenditure and working capital requirements. Management believes the exclusion of non-cash charges, including share-based compensation, and transaction costs is useful in measuring the Company's cash available for operations and performance of the Company. Because management finds Adjusted EBITDA useful, the Company believes its investors will also find Adjusted EBITDA useful in evaluating the Company's performance.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with GAAP or as a measure of the Company's profitability or liquidity. Adjusted EBITDA is not in accordance with or an alternative for GAAP and may be different from non−GAAP measures used by other companies. Unlike EBITDA, which may be used by other companies or investors, Adjusted EBITDA does not include share-based compensation charges and transaction costs. The Company believes that Adjusted EBITDA is of limited use in that it does not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and does not accurately reflect real cash flow. In addition, other companies may not use Adjusted EBITDA or may use other non-GAAP measures, limiting the usefulness of Adjusted EBITDA for purposes of comparison. The Company's presentation of Adjusted EBITDA should not be construed as an inference that the Company will not incur expenses that are the same as or similar to the adjustments in this presentation. Therefore, Adjusted EBITDA should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. The Company compensates for the limitations of Adjusted EBITDA by relying upon GAAP results to gain a complete picture of the Company's performance. Because Adjusted EBITDA is a non-GAAP financial measure, as defined by the SEC, the Company includes in the tables below reconciliations of Adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted EBITDA

(dollar amounts in thousands)	Year Ended December 31,				
	2022	2021	2020	2019	2018
Net income	$ 115,138	$ 89,705	$ 101,984	$ 96,806	$ 79,406
Provision for income taxes	34,882	32,051	30,060	32,319	25,289
Interest expense	15,168	10,455	8,787	12,331	12,297
Depreciation and amortization	111,344	106,695	94,643	89,476	81,975
EBITDA	276,532	238,906	235,474	230,932	198,967
Impairment of rental assets	—	—	—	—	39
Share-based compensation	8,009	7,666	5,549	5,892	4,111
Transaction costs [3]	4,325	2,045	—	—	—
Adjusted EBITDA [1]	$ 288,866	$ 248,617	$ 241,023	$ 236,824	$ 203,117
Adjusted EBITDA margin [2]	39%	40%	42%	42%	41%

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities

(dollar amounts in thousands)	Year Ended December 31,				
	2022	2021	2020	2019	2018
Adjusted EBITDA [1]	$ 288,866	$ 248,617	$ 241,023	$ 236,824	$ 203,117
Interest paid	(14,775)	(10,326)	(9,050)	(12,475)	(12,598)
Income taxes paid, net of refunds received	(27,362)	(9,087)	(34,903)	(17,528)	(18,157)
Gain on sale of used rental equipment	(37,979)	(25,441)	(19,329)	(21,309)	(19,559)
Foreign currency exchange loss (gain)	378	210	(78)	(84)	489
Amortization of debt issuance costs	16	15	11	11	20
Change in certain assets and liabilities:					
Accounts receivable, net	(30,524)	(23,946)	4,783	(6,310)	(15,144)
Prepaid expenses and other assets	(16,484)	(6,816)	3,807	(13,530)	(9,351)
Accounts payable and other liabilities	8,595	13,435	3,229	17,257	3,592
Deferred income	23,701	9,082	(8,989)	5,138	10,258
Net cash provided by operating activities	$ 194,432	$ 195,743	$ 180,504	$ 187,994	$ 142,667

1. Adjusted EBITDA is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs and share-based compensation.
2. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by total revenues for the period.
3. Transaction costs include acquisition and divestiture related legal and professional fees and other costs specific to these transactions.

Adjusted EBITDA is a component of two restrictive financial covenants for the Company's unsecured Credit Facility, the Note Purchase Agreement, Series D Senior Notes and Series E Senior Notes (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"). These instruments contain financial covenants requiring the Company to not:

- Permit the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Facility and the Note Purchase Agreement (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" in this MD&A)) of Adjusted EBITDA (as defined in the Credit Facility and the Note Purchase Agreement) to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2022, the actual ratio was 4.27 to 1.

- Permit the Consolidated Leverage Ratio of funded debt (as defined in the Credit Facility and the Note Purchase Agreement) to Adjusted EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2022, the actual ratio was 1.43 to 1.

At December 31, 2022, the Company was in compliance with each of these aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Liquidity and Capital Resources

The Company's rental businesses are capital intensive and generate significant cash flows. Cash flows for the Company in 2022 as compared to 2021 are summarized as follows:

Cash Flows from Operating Activities: The Company's operations provided net cash flow of $194.4 million for 2022 as compared to $195.7 million in 2021. The comparable net cash provided by operating activities was primarily the result of lower deferred income taxes and increased gain on sale of used rental equipment, partly offset by higher deferred income and other balance sheet changes.

Cash Flows from Investing Activities: Net cash used in investing activities was $131.4 million for 2022 as compared to $351.7 million in 2021. The $220.3 million decrease in net cash used was primarily due to the $285.6 million acquisition of Design Space and Kitchens to Go in 2021, partly offset by $73.5 million higher purchases of rental equipment in 2022.

Cash Flows from Financing Activities: Net cash used in financing activities was $63.5 million in 2022, compared to net cash provided of $156.2 million in 2021. The change in net cash during 2022 was primarily due to reduced borrowings under bank lines of credit and note purchase agreements, as the borrowings in 2021 were the result of funding the Design Space and Kitchens to Go acquisitions, and the $60.0 million principal payment of Series C senior notes in 2022 compared to the $60.0 net borrowings under the note purchase agreement in 2021.

Significant capital expenditures are required to maintain and grow the Company's rental assets. During the last three years, the Company has financed its working capital and capital expenditure requirements through cash flows from operations, proceeds from the sale of rental equipment and from borrowings. Sales occur routinely as a normal part of the Company's rental businesses. However, these sales can fluctuate from period to period depending on customer requirements and funding. Although the net proceeds received from sales may fluctuate from period to period, the Company believes its liquidity will not be adversely impacted from lower sales in any given year because it believes it has the ability to increase its bank borrowings, offer additional notes and conserve its cash in the future by reducing the amount of cash it uses to purchase rental equipment, pay dividends, or repurchase the Company's common stock.

As the following table indicates, cash flow provided by operating activities and proceeds from sales of used rental equipment have been greater than rental equipment purchases over the past three years.

Funding of Rental Asset Growth

(amounts in thousands)	Year Ended December 31,			Three Year Totals
	2022	2021	2020	
Cash provided by operating activities	$ 194,432	$ 195,743	$ 180,504	$ 570,679
Proceeds from sales of used rental equipment	73,879	57,337	47,052	178,268
Cash available for purchase of rental equipment	268,311	253,080	227,556	748,947
Purchases of rental equipment	(187,689)	(114,145)	(86,329)	(388,163)
Cash available for other purposes	$ 80,622	$ 138,935	$ 141,227	$ 360,784

In addition to increasing its rental assets, the Company has periodically made acquisitions of businesses and business assets. During the year ended December 31, 2021, the Company transacted a total of $292.2 million in acquisition related costs. There were no acquisitions of businesses completed during 2022. The Company had other capital expenditures for property, plant and equipment of $17.6 million in 2022, $2.7 million in 2021 and $13.7 million in 2020, and has used cash to provide returns to its shareholders in the form of cash dividends. The Company paid cash dividends of $44.3 million, $42.2 million and $39.8 million in the years ended December 31, 2022, 2021 and 2020, respectively.

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the repurchase program may be modified, extended or terminated by the Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2022 and 2021. As of December 31, 2022, 1,309,805 shares remain authorized for repurchase under the Repurchase Plan.

Unsecured Revolving Lines of Credit

On July 15, 2022, the Company entered into an amended and restated credit agreement with Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and lender, and other lenders named therein (the "Credit Facility"). The Credit Facility provides for a $650.0 million unsecured revolving credit facility (which may be further increased to $950.0 million by adding one or more tranches of term loans and/or increasing the aggregate revolving commitments), which includes a $40.0 million sublimit for the issuance of standby letters of credit and a $20.0 million sublimit for swingline loans. The proceeds of the Credit Facility are available to be used for general corporate purposes, including permitted acquisitions. The Credit Facility permits the Company's existing indebtedness to remain, which includes the Company's $20.0 million Treasury Sweep Note due July 15, 2027, the Company's existing senior notes issued pursuant to the Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc., dated as of April 21, 2011 (as amended): (i) the $60.0 million aggregate outstanding principal of notes issued November 5, 2015 which were repaid on November 5, 2022, (ii) the $40.0 million aggregate outstanding principal of notes issued March 17, 2021 and due March 17, 2028, and (iii) the $60.0 million aggregate outstanding principal of notes issued June 16, 2021 and due June 16, 2026. In addition, the Company may incur additional senior note indebtedness in an aggregate amount not to exceed $250.0 million. The Credit Facility matures on July 15, 2027 and replaced the Company's prior $420.0 million credit facility dated March 31, 2020 with Bank of America, N.A., as agent, as amended. All obligations outstanding under the prior credit facility as of the date of the Credit Facility were refinanced by the Credit Facility on July 15, 2022.

On August 19, 2022, the Company entered into an amended and restated Credit Facility Letter Agreement and a Credit Line Note in favor of MUFG Union Bank, N.A., which provides for a $20.0 million line of credit facility related to its cash management services ("Sweep Service Facility"). The Sweep Service Facility matures on the earlier of July 15, 2027, or the date the Company ceases to utilize MUFG Union Bank, N.A. for its cash management services. The Sweep Service Facility replaced the Company's prior $12.0 million sweep service facility, dated as of March 30, 2020.

At December 31, 2022, under the Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $650.0 million of which $313.8 million was outstanding. The Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2022, the actual ratio was 4.27 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2022, the actual ratio was 1.43 to 1.

At December 31, 2022, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Note Purchase and Private Shelf Agreement

On March 31, 2020, the Company entered into an Amended and Restated Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("PGIM") and the holders of Series B and Series C Notes previously issued pursuant to the Prior NPA, among the Company and the other parties to the Note Purchase Agreement. The Note Purchase Agreement amended and restated, and superseded in its entirety, the Prior NPA. Pursuant to the Prior NPA, the Company issued (i) $40.0 million aggregate principal amount of its 3.68% Series B Senior Notes, which were repaid on March 17, 2021, and (ii) $60.0 million aggregate principal amount of its 3.84% Series C Senior Notes, which were repaid on November 5, 2022, to which the terms of the Note Purchase Agreement shall apply.

In addition, pursuant to the Note Purchase Agreement, the Company may authorize the issuance and sale of additional senior notes (the "Shelf Notes") in the aggregate principal amount of (x) $250 million minus (y) the amount of other notes (such as the Series D Senior Notes and Series E Senior Notes, each defined below) then outstanding, to be dated the date of issuance thereof, to mature, in case of each Shelf Note so issued, no more than 15 years after the date of original issuance thereof, to have an average life, in the case of each Shelf Note so issued, of no more than 15 years after the date of original issuance thereof, to bear interest on the unpaid balance thereof from the date thereof at the rate per annum, and to have such other particular terms, as shall be set forth, in the case of each Shelf Note so issued, in accordance with the Note Purchase Agreement. Shelf Notes may be issued and sold from time to time at the discretion of the Company's Board of Directors and in such amounts as the Board of Directors may determine, subject to prospective purchasers' agreement to purchase the Shelf Notes. The Company will sell the Shelf Notes directly to such purchasers. The full net proceeds of each Shelf Note will be used in the manner described in the applicable Request for Purchase with respect to such Shelf Note.

2.57% Senior Notes Due in 2028

On March 17, 2021, the Company issued and sold to the purchasers $40 million aggregate principal amount of 2.57% Series D Notes (the "Series D Senior Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series D Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.57% per annum and mature on March 17, 2028. Interest on the Series D Senior Notes is payable semi-annually beginning on September 17, 2021 and continuing thereafter on March 17 and September 17 of each year until maturity. The principal balance is due when the notes mature on March 17, 2028. The full net proceeds from the Series D Senior Notes were used to pay off the Company's $40 million Series B Senior Notes. At December 31, 2022, the principal balance outstanding under the Series D Senior Notes was $40.0 million.

2.35% Senior Notes Due in 2026

On June 16, 2021, the Company issued and sold to the purchasers $60 million aggregate principal amount of 2.35% Series E Notes (the "Series E Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series E Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.35% per annum and mature on June 16, 2026. Interest on the Series E Senior Notes is payable semi-annually beginning on December 16, 2021 and continuing thereafter on June 16 and December 16 of each year until maturity. The principal balance is due when the notes mature on June 16, 2026. The full net proceeds from the Series E Senior Notes were used to pay down the Company's credit facility. At December 31, 2022, the principal balance outstanding under the Series E Senior Notes was $60.0 million.

Among other restrictions, the Note Purchase Agreement, which has superseded in its entirety the Prior NPA, under which the Series C Senior Notes, Series D Senior Notes and Series E Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA (as defined in the Note Purchase Agreement) to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2022, the actual ratio was 4.27 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA (as defined in the Note Purchase Agreement) at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2022, the actual ratio was 1.43 to 1.

At December 31, 2022, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Although no assurance can be given, the Company believes it will continue to be able to negotiate general bank lines of credit and issue senior notes adequate to meet capital requirements not otherwise met by operational cash flows and proceeds from sales of rental equipment. Furthermore, the Company believes it has the financial resources to weather any short-term impacts of COVID-19. However, the Company has limited insight into the extent to which its business may be impacted by COVID-19, and there are many uncertainties, including how long and how severely the Company will be impacted. An extended and severe impact may materially and adversely affect the Company's future operations, financial position and liquidity.

Contractual Obligations and Commitments

At December 31, 2022, the Company's material contractual obligations and commitments consisted of outstanding borrowings under our credit facilities expiring in 2027, outstanding amounts under our 2.35% and 2.57% senior notes due in 2026 and 2028, respectively, and operating leases for facilities. The operating lease amounts exclude property taxes and insurance. The table below provides a summary of the Company's contractual obligations and reflects expected payments due as of December 31, 2022 and does not reflect changes that could arise after that date.

Payments Due by Period

(dollar amounts in thousands)	Total	Within 1 Year	Within 2 to 3 Years	Within 4 to 5 Years	More than 5 Years
Revolving lines of credit	$ 313,775	$ —	$ —	$ 313,775	$ —
2.57% Series D senior notes due in 2028	45,654	1,028	2,056	2,056	40,514
2.35% Series E senior notes due in 2026	64,935	1,410	2,820	60,705	—
Operating leases for facilities	11,111	4,417	5,558	1,136	—
Total contractual obligations	$ 435,475	$ 6,855	$ 10,434	$ 377,672	$ 40,514

The Company believes that its needs for working capital and capital expenditures through 2023 and beyond will be adequately met by operating cash flow, proceeds from the sale of rental equipment, and bank borrowings.

Please see the Company's Consolidated Statements of Cash Flows on page 62 for a more detailed presentation of the sources and uses of the Company's cash.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with GAAP. A summary of the Company's significant accounting policies are in Note 1 to the Company's consolidated financial statements. The Company determined its critical accounting policies by considering those policies that involve the most complex or subjective assumptions, estimates, and/or judgement. Material changes in these assumptions, estimates or judgments could have the potential to have a material impact on the Company's financial results. The Company has identified below the accounting policies that it believes could potentially have a material impact on operating results if a change in assumption, estimate and/or judgment were to occur.

Depreciation - The estimated useful lives and estimated residual values used for rental equipment are based on the Company's experience as to the economic useful life and sale value of its products. Additionally, to the extent information is publicly available, the Company also compares its depreciation policies to other companies with similar rental products for reasonableness.

The lives and residual values of rental equipment are subject to periodic evaluation. For modular equipment, external factors to consider may include, but are not limited to, changes in legislation, regulations, building codes, local permitting, and supply or demand. Internal factors for modulars may include, but are not limited to, change in equipment specifications, condition of equipment, or maintenance policies. For electronic test equipment, external factors to consider may include, but are not limited to, technological advances, changes in manufacturers' selling prices, and supply or demand. Internal factors for electronic test equipment may include, but are not limited to, change in equipment specifications, condition of equipment, or maintenance policies. For liquid and solid containment tanks and boxes, external factors to consider may include, but are not limited to, changes in Federal and State legislation, the types of materials stored and the frequency of movements and uses. Internal factors for liquid and solid containment tanks and boxes may include, but are not limited to, change in equipment specifications and maintenance policies.

To the extent that the useful lives of all of our rental equipment were to decrease or increase by one year, the Company estimates the annual depreciation expense would increase or decrease by approximately $6 million. If the estimated residual values of all of our rental equipment were to change one percentage point, the Company estimates the annual depreciation expense would change by approximately $1 million. Any changes in depreciation expense as a result of a change in useful lives or residual values would result in a proportional increase or decrease in the gross profit the Company would recognize upon the ultimate sale of the equipment.

Maintenance, repair and refurbishment - Maintenance and repairs are expensed as incurred. The direct material and labor costs of value-added additions or major refurbishment of modular buildings are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment. Judgment is involved as to when these costs should be capitalized. The Company's policies narrowly limit the capitalization of value-added items to specific additions such as portable storage office conversions, restrooms, sidewalls and ventilation upgrades. In addition, only major refurbishment costs incurred near the end of the estimated useful life of the rental equipment, which extend its useful life, and are subject to certain limitations, are capitalized. The Company capitalized $9 million in extended life or value added refurbishments in 2022. Changes in these policies to expense these costs as incurred could impact the Company's financial results.

Acquisition Accounting - The Company has made acquisitions of businesses in the past and records the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. Long-lived assets (primarily rental equipment), goodwill and other intangible assets generally represent the largest components of the Company's acquisitions. Determining the fair value of the assets and liabilities acquired can be judgmental in nature and can involve the use of significant estimates and assumptions. Rental equipment is valued utilizing either a cost, market or income approach, or a combination of certain of these methods, depending on the asset being valued and the availability of market or income data. The intangible assets acquired are primarily comprised of customer relationships, non-compete agreements and trade names. These assets are valued on an excess earnings or income approach based on projected cash flows. The estimated fair values of these intangible assets reflect various assumptions about revenue growth rates, operating margins, projected cash flows, discount rates, customer attrition rates, terminal values, useful lives and other prospective financial information. When appropriate, the Company's estimates of the fair values of assets and liabilities acquired include assistance from independent third-party valuation firms. Goodwill is calculated as the excess of the cost of the acquired business over the net of the fair value of the assets acquired and the liabilities assumed. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact the Company's financial results in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. As discussed below, we regularly review for impairments.

Impairment of rental equipment - The carrying value of the Company's rental equipment is its capitalized cost less accumulated depreciation. To the extent events or circumstances indicate that the carrying value cannot be recovered, an impairment loss is recognized to reduce the carrying value to fair value. The Company evaluates the carrying value of rental equipment for impairment whenever events and circumstances have occurred that would indicate the carrying value may not be fully recoverable. Determining fair value includes estimates and judgments regarding the projected net cash flows considering current and future market conditions including assumptions regarding utilization, rental pricing, the condition of the equipment, the equipment's expected remaining life and sale proceeds. Due to uncertainties inherent in the valuation process and market conditions, it is reasonably possible that actual results of operating and disposing of rental equipment could be materially different than current expectations.

Impairment of goodwill and intangible assets - The Company's goodwill is not amortized to expense, the Company assesses whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to complete quantitative impairment assessments. These impairment assessments occur annually, or more frequently if an event occurs, or circumstances change in the interim that would indicate that it was more likely than not the fair value had reduced below its carrying value. Application of the goodwill impairment assessment requires judgement including the identification of reporting units, assignment of assets and liabilities to reporting units, business projections including changes in pricing, rental and sale activity and costs, long term growth rates and discount rates. In 2022, 2021 and 2020 the Company performed qualitative assessments taking into consideration the market value of the Company, any changes in management, key personnel, strategy and any relevant macroeconomic conditions, concluding that the fair value of the reporting units substantially exceeded the respective reporting units carrying value, including goodwill.

Intangible assets (other than goodwill) acquired are recorded at their estimated fair value at the date of acquisition. Definite lived intangibles are amortized over their expected useful lives, while indefinite lived intangibles are not amortized. The Company monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization period. The Company tests these assets for potential impairment annually and whenever management determines events or changes in circumstances indicate that the carrying value may not be recoverable.

Revenue recognition:

Lease revenue - Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and liquid and solid containment tanks and boxes leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-lease revenue - Sales revenue is recognized upon delivery and installation of the equipment to customers. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. The Company typically recognizes non-lease related revenues at a point in time because the customer does not simultaneously consume the benefits of the Company's promised goods and services, or performance obligations, and obtain control when delivery and installation are complete. For contracts that have multiple performance obligations, the transaction price is allocated to each performance obligation in the contract based on the Company's best estimate of the standalone selling prices of each distinct performance obligation in the contract. The standalone selling price is typically determined based upon the expected cost plus an estimated margin of each performance obligation. Judgment is involved in determining the performance obligations and standalone selling prices. To the extent actual results were to differ from these estimates, the timing of profit recognition could change and impact the Company's financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to cash flow and fair value risk due to changes in interest rates with respect to its 2.35% and 2.57% senior notes due in 2026 and 2028, respectively, and its revolving lines of credit. Weighted average variable rates are based on implied forward rates in the yield curve at December 31, 2022. The estimate of fair value of the Company's fixed rate debt is based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities. The table below presents principal cash flows by expected annual maturities, related weighted average interest rates and estimated fair value for the Company's

Series E and Series D Senior Notes and the Company's revolving lines of credit under the Credit Facility and Sweep Service Facility as of December 31, 2022.

(dollar amounts in thousands)	2023	2024	2025	2026	2027	Thereafter	Total	Estimated Fair Value
Revolving lines of credit.........................	$ —	$ —	$ —	$ —	$313,775	$ —	$313,775	$313,775
Weighted average interest rate................	—	—	—	—	3.29%	—	3.29%	
2.35% Series E senior notes due in 2026	$ —	$ —	$ —	$60,000	$ —	$ —	$ 60,000	$ 54,280
Stated interest rate....................................	—	—	—	2.35%	—	—	2.35%	
2.57% Series D senior notes due in 2028	$ —	$ —	$ —	$ —	$ —	$ 40,000	$ 40,000	$ 34,983
Stated interest rate..................................	—	—	—	—	—	2.57%	2.57%	

The Company formed a wholly owned Canadian subsidiary, TRS-RenTelco Inc., in 2004 in conjunction with the TRS acquisition and a wholly owned Indian subsidiary, TRS-RenTelco India Private Limited, in 2013. The Company commenced the closure of its Indian operations during 2017. The Canadian operations of the Company subject it to foreign currency risks (i.e. the possibility that the financial results could be better or worse than planned because of changes in foreign currency exchange rates). Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments denominated in foreign currencies. In 2022, the Company experienced minimal impact on net income due to foreign exchange rate fluctuations. Although there can be no assurances, given the size of the Canadian operations, the Company does not expect future foreign exchange gains and losses to be significant.

The Company has no derivative financial instruments that expose the Company to significant market risk.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report filed on Form 10-K. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company maintains a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

The Company's system of internal control over financial reporting is embodied in the Company's Code of Business Conduct and Ethics. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business conditions and operations.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting, as well as accounting and financial reporting matters. The independent auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

The Company's management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective based on those criteria.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

McGrath RentCorp

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of McGrath RentCorp (a California corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 22, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

San Francisco, California
February 22, 2023

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

McGrath RentCorp

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of McGrath RentCorp (a California corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 22, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2002.

San Francisco, California
February 22, 2023

MCGRATH RENTCORP
CONSOLIDATED BALANCE SHEETS

	December 31,	
(in thousands)	**2022**	**2021**
Assets		
Cash	$ 957	$ 1,491
Accounts receivable, net of allowance for credit losses of $2,300 in 2022 and $2,125 in 2021	190,023	159,499
Rental equipment, at cost:		
Relocatable modular buildings	1,123,268	1,040,094
Electronic test equipment	398,267	361,391
Liquid and solid containment tanks and boxes	308,396	309,908
	1,829,931	1,711,393
Less: accumulated depreciation	(701,877)	(646,169)
Rental equipment, net	1,128,054	1,065,224
Property, plant and equipment, net	143,945	135,325
Prepaid expenses and other assets	71,429	54,945
Intangible assets, net	41,131	47,049
Goodwill	132,305	132,393
Total assets	$ 1,707,844	$ 1,595,926
Liabilities and Shareholders' Equity		
Liabilities:		
Notes payable	$ 413,742	$ 426,451
Accounts payable and accrued liabilities	160,829	136,313
Deferred income	82,417	58,716
Deferred income taxes, net	246,911	242,425
Total liabilities	903,899	863,905
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Common stock, no par value - Authorized 40,000 shares		
Issued and outstanding - 24,388 shares as of December 31, 2022 and 24,260 shares as of December 31, 2021	110,080	108,610
Retained earnings	693,943	623,465
Accumulated other comprehensive loss	(78)	(54)
Total shareholders' equity	803,945	732,021
Total liabilities and shareholders' equity	$ 1,707,844	$ 1,595,926

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December 31,				
(in thousands, except per share amounts)		2022		2021		2020
Revenues						
Rental	$	456,029	$	390,013	$	351,790
Rental related services		122,617		98,061		92,393
Rental operations		578,646		488,074		444,183
Sales		150,653		125,235		124,604
Other		4,524		3,524		3,767
Total revenues		733,823		616,833		572,554
Costs and Expenses						
Direct costs of rental operations:						
Depreciation of rental equipment		96,429		91,887		85,866
Rental related services		89,793		74,256		68,105
Other		116,780		91,069		73,818
Total direct costs of rental operations		303,002		257,212		227,789
Costs of sales		93,913		78,600		81,019
Total costs of revenues		396,915		335,812		308,808
Gross profit		336,908		281,021		263,746
Selling and administrative expenses		171,342		148,600		122,993
Income from operations		165,566		132,421		140,753
Other (expense) income:						
Interest expense		(15,168)		(10,455)		(8,787)
Foreign currency exchange (loss) gain		(378)		(210)		78
Income before provision for income taxes		150,020		121,756		132,044
Provision for income taxes		34,882		32,051		30,060
Net income	$	115,138	$	89,705	$	101,984
Earnings per share:						
Basic	$	4.73	$	3.70	$	4.22
Diluted	$	4.70	$	3.66	$	4.16
Shares used in per share calculation:						
Basic		24,353		24,220		24,157
Diluted		24,519		24,515		24,531
Cash dividends declared per share	$	1.82	$	1.74	$	1.68

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

			Year Ended December 31,			
(in thousands)		**2022**		**2021**		**2020**
Net income	$	115,138	$	89,705	$	101,984
Other comprehensive (loss) income:						
Foreign currency translation adjustment, net of tax impact		(24)		50		(34)
Comprehensive income	$	115,114	$	89,755	$	101,950

The accompanying notes are an integral part of these consolidated financial statements

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2019	24,296	$ 106,360	$ 527,746	$ (70)	$ 634,036
Net income	—	—	101,984	—	101,984
Share-based compensation	—	5,549	—	—	5,549
Common stock issued under stock plans, net of shares withheld for employee taxes	114	—	—	—	—
Repurchased common stock	(282)	(1,244)	(12,373)	—	(13,617)
Taxes paid related to net share settlement of stock awards	—	(4,376)	—	—	(4,376)
Dividends accrued at $1.68 per share	—	—	(40,938)	—	(40,938)
Other comprehensive loss	—	—	—	(34)	(34)
Balance at December 31, 2020	24,128	106,289	576,419	(104)	682,604
Net income	—	—	89,705	—	89,705
Share-based compensation	—	7,666	—	—	7,666
Common stock issued under stock plans, net of shares withheld for employee taxes	132	—	—	—	—
Taxes paid related to net share settlement of stock awards	—	(5,345)	—	—	(5,345)
Dividends accrued at $1.74 per share	—	—	(42,659)	—	(42,659)
Other comprehensive income	—	—	—	50	50
Balance at December 31, 2021	24,260	108,610	623,465	(54)	732,021
Net income	—	—	115,138	—	115,138
Share-based compensation	—	8,009	—	—	8,009
Common stock issued under stock plans, net of shares withheld for employee taxes	128	—	—	—	—
Taxes paid related to net share settlement of stock awards	—	(6,539)	—	—	(6,539)
Dividends accrued at $1.82 per share	—	—	(44,660)	—	(44,660)
Other comprehensive loss	—	—	—	(24)	(24)
Balance at December 31, 2022	24,388	$ 110,080	$ 693,943	$ (78)	$ 803,945

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
(in thousands)		2022		2021		2020
Cash Flows from Operating Activities:						
Net income	$	115,138	$	89,704	$	101,984
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		111,344		106,695		94,643
Deferred income taxes		4,486		26,348		(2,193)
Provision for credit losses		837		451		1,343
Share-based compensation		8,009		7,666		5,549
Gain on sale of used rental equipment		(37,979)		(25,441)		(19,329)
Foreign currency exchange loss		378		210		(78)
Amortization of debt issuance costs		16		15		11
Change in:						
Accounts receivable		(31,361)		(24,397)		3,440
Prepaid expenses and other assets		(16,484)		(6,816)		3,807
Accounts payable and accrued liabilities		16,347		12,226		316
Deferred income		23,701		9,082		(8,989)
Net cash provided by operating activities		194,432		195,743		180,504
Cash Flows from Investing Activities:						
Purchases of rental equipment		(187,689)		(114,145)		(86,329)
Purchases of property, plant and equipment		(17,617)		(2,680)		(13,724)
Cash paid for acquisition of businesses		—		(283,124)		—
Cash paid for acquisition of Titan business assets		—		(6,585)		—
Cash paid for acquisition of non-compete agreements		—		(2,500)		—
Proceeds from sales of used rental equipment		73,879		57,337		47,052
Net cash used in investing activities		(131,427)		(351,696)		(53,001)
Cash Flows from Financing Activities:						
Net borrowings (payments) borrowings under bank lines of credit		47,275		143,729		(70,689)
Borrowings under note purchase agreement		—		100,000		—
Principal payment of Series C senior notes		(60,000)		—		—
Principal payment of Series B senior notes		—		(40,000)		—
Repurchase of common stock		—		—		(13,617)
Taxes paid related to net share settlement of stock awards		(6,539)		(5,345)		(4,376)
Payment of dividends		(44,269)		(42,182)		(39,769)
Net cash (used in) provided by financing activities		(63,533)		156,202		(128,451)
Effect of foreign currency exchange rate changes on cash		(6)		4		(156)
Net (decrease) increase in cash		(534)		253		(1,104)
Cash balance, beginning of period		1,491		1,238		2,342
Cash balance, end of period	$	957	$	1,491	$	1,238
Supplemental Disclosure of Cash Flow Information:						
Interest paid, during the period	$	14,775	$	10,326	$	9,050
Net income taxes paid, during the period	$	27,362	$	9,087	$	34,903
Dividends accrued during the period, not yet paid	$	11,227	$	11,280	$	10,083
Rental equipment acquisitions, not yet paid	$	13,220	$	5,750	$	4,373

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

McGrath RentCorp and its wholly-owned subsidiaries (the "Company") is a California corporation organized in 1979. The Company is a diversified business to business rental company with four rental divisions; relocatable modular buildings, portable storage containers, electronic test equipment and liquid and solid containment tanks and boxes. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. At December 31, 2022, the Company was comprised of four reportable business segments: modular building and portable storage segment ("Mobile Modular"), electronic test equipment segment ("TRS-RenTelco"), containment solutions for the storage of hazardous and non-hazardous liquids and solids segment ("Adler Tanks") and classroom manufacturing division selling modular classrooms in California ("Enviroplex").

Principles of Consolidation

The consolidated financial statements include the accounts of McGrath RentCorp and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Lease revenues - Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and liquid and solid containment tanks and boxes leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-lease revenues - Sales revenue is recognized upon delivery and installation of the equipment to customers. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment.

Other revenue is recognized when earned and primarily includes interest income on sales-type leases, rental income on facility leases and certain logistics services.

Sales taxes charged to customers are reported on a net basis and are excluded from revenues and expenses.

Depreciation of Rental Equipment

Rental equipment is depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes. The costs of major refurbishment of relocatable modular buildings, portable storage containers and tanks and boxes are capitalized to the extent the refurbishment significantly adds value to, or extends the life of the equipment. Maintenance and repairs are expensed as incurred.

The estimated useful lives and residual values of the Company's rental equipment used for financial reporting purposes are as follows:

Relocatable modular buildings	18 years, 50% residual value
Relocatable modular accessories	3 to 18 years, no residual value
Blast resistant and kitchen modules	20 years, no residual value
Portable storage containers	25 years, 62.5% residual value
Electronic test equipment and accessories	1 to 8 years, no residual value
Liquid and solid containment tanks and boxes and accessories	3 to 20 years, no residual value

Costs of Rental Related Services

Costs of rental related services are primarily associated with relocatable modular building leases and liquid and solid containment tank and boxes. Modular building leases primarily consist of costs for services to be provided under the negotiated lease agreement for delivery, installation, modifications, skirting, additional site-related work, and dismantle and return delivery. Costs related to these services are recognized on a straight-line basis over the term of the lease. Costs of rental related services associated with liquid and solid containment solutions consists of costs of delivery, removal and cleaning of the tanks and boxes. These costs are recognized in the period the service is performed.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of rental equipment and identifiable definite lived intangible assets for impairment whenever events or circumstances have occurred that would indicate the carrying amount may not be fully recoverable. A key element in determining the recoverability of long-lived assets is the Company's outlook as to the future market conditions for its rental equipment. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value. The Company determines fair value based upon the condition of the rental equipment and the projected net cash flows from its rental and sale considering current market conditions. Goodwill and identifiable indefinite lived assets are evaluated for potential impairment annually or when circumstances indicate potential impairment may have occurred. Impairment losses, if any, are determined based upon the excess of carrying value over the estimated fair value of the asset. There were no impairments of long-lived assets during the years ended December 31, 2022, 2021 and 2020.

Other Direct Costs of Rental Operations

Other direct costs of rental operations include direct labor, supplies, repairs, insurance, property taxes, license fees, impairment of rental equipment and certain modular lease costs charged to customers in the negotiated rental rate, which are recognized on a straight-line basis over the term of the lease.

Cost of Sales

Cost of sales in the Consolidated Statements of Income includes the carrying value of the equipment sold and all direct costs associated with the sale.

Warranty Reserves

Sales of new relocatable modular buildings, portable storage containers, electronic test equipment and related accessories and liquid and solid containment tanks and boxes not manufactured by the Company are typically covered by warranties provided by the manufacturer of the products sold. The Company typically provides limited 90-day warranties for certain sales of used rental equipment and one-year warranties on equipment manufactured by Enviroplex. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date as warranty costs have not been significant.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on a straight-line basis for financial reporting purposes, and on an accelerated basis for income tax purposes. Depreciation expense for property, plant and equipment is included in "Selling and administrative expenses" and "Rental related services" in the Consolidated Statements of Income. Maintenance and repairs are expensed as incurred.

Property, plant and equipment consist of the following:

(dollar amounts in thousands)	Estimated useful life in years	December 31,	
		2022	2021
Land	Indefinite	$ 61,487	$ 54,428
Land improvements	20 – 50	65,451	59,633
Buildings	30	34,082	33,781
Furniture, office equipment and software	3 – 10	37,379	37,965
Vehicles and machinery	5 – 25	47,324	44,560
		245,723	230,367
Less: accumulated depreciation		(102,977)	(98,333)
		142,746	132,034
Construction in progress		1,199	3,291
		$ 143,945	$ 135,325

Property, plant and equipment depreciation expense was $9.0 million, $8.9 million and $8.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Construction in progress at December 31, 2022 and 2021 consisted primarily of costs related to acquisition of land, land improvements and information technology upgrades.

Capitalized Software Costs

The Company capitalizes certain development costs incurred in connection with its internal use software. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, direct internal and external costs are capitalized until the software is substantially complete and ready for its intended use. These costs generally include external direct costs of materials and services consumed in the project and internal costs, such as payroll and benefits of those employees directly associated with the development of the software. Maintenance, training and post implementation costs are expensed as incurred. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized software costs are included in property, plant and equipment. The Company capitalized less than $0.1 million and $0.2 million in internal use software during the years ended December 31, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising expenses were $5.0 million, $5.1 million and $3.9 million for the years ended December 31, 2022, 2021 and 2020.

Income Taxes

Income taxes are accounted for using an asset and liability approach. Deferred tax assets and liabilities are recorded for the effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and deferred tax liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when temporary differences reverse. Adjustments may be required to deferred tax assets and deferred tax liabilities due to changes in tax laws and audit adjustments by tax authorities. A valuation allowance would be established if, based on the weight of available evidence, management believes that it is more likely than not that some portion or all of a recorded deferred tax asset would not be realized in future periods. To the extent adjustments are required in any given period, the adjustments would be included within the "Provision for income taxes" in the Consolidated Statements of Income.

Goodwill and Intangible Assets

Purchase prices of acquired businesses are allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired are allocated to goodwill. At December 31, 2022 and 2021, goodwill and trade name intangible assets which have indefinite lives totaled $138.2 million and $138.3 million, respectively.

The Company assesses potential impairment of its goodwill and intangible assets when there is evidence that events or circumstances have occurred that would indicate the recovery of an asset's carrying value is unlikely. The Company also assesses potential impairment of its goodwill and intangible assets with indefinite lives on an annual basis regardless of whether there is evidence of impairment. If indicators of impairment were to be present in intangible assets used in operations and future discounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

The impairment review of the Company's goodwill is performed by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The fair value of the reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then a goodwill impairment loss is recorded for the amount the reporting unit's carrying value exceeds the estimated fair value.

The Company conducted its annual impairment analysis in the fourth quarter of 2022. The impairment analysis did not result in an impairment charge for the fiscal year ended 2022. There were no impairment charges in 2021 or 2020. Determining the fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions. The Company based its fair value estimates on assumptions that it believes are reasonable but are uncertain and subject to changes in market conditions.

Earnings Per Share

Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed assuming conversion of all potentially dilutive securities including the dilutive effects of stock options, unvested restricted stock awards and other potentially dilutive securities. The table below presents the weighted-average common stock used to calculate basic and diluted earnings per share:

(in thousands)	Year Ended December 31,		
	2022	2021	2020
Weighted-average common stock for calculating basic earnings per share	24,353	24,220	24,157
Effect of potentially dilutive securities from equity-based compensation	166	295	374
Weighted-average common stock for calculating diluted earnings per share	24,519	24,515	24,531

In 2022, 2021 and 2020, there were no shares having an anti-dilutive effect requiring exclusion from the computation of diluted earnings per share.

The Company has made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase up to 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the Repurchase Plan may be modified, extended or terminated by the Board of Directors at any time. In the twelve months ended December 31, 2022 and 2021, there were no shares of common stock repurchased. In the twelve months ended December 31, 2020, the Company repurchased 282,221 shares of its common stock for an average purchase price of $48.25 per share or an aggregate price of $13.6 million. As of December 31, 2022, 1,309,805 shares remain authorized for repurchase.

Accounts Receivable and Concentration of Credit Risk

The Company's accounts receivable consist of amounts due from customers for rentals, sales, financed sales and unbilled amounts for the portion of modular building end-of-lease services earned, which were negotiated as part of the lease agreement. Unbilled receivables related to end-of-lease services, which consists of dismantle and return delivery of buildings, were $52.6 million at December 31, 2022 and $46.2 million at December 31, 2021. The Company sells primarily on 30-day terms, individually performs credit evaluation procedures on its customers on each transaction and will require security deposits from its customers when a significant credit risk is identified. The Company records an allowance for doubtful accounts in amounts equal to the estimated losses expected to be incurred in the collection of the accounts receivable. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectable. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts receivable from operating lease and non-lease revenues. The Company regularly reviews the allowance by considering factors such as historical payment experience and trends, the age of the accounts receivable balances, the Company's operating segment, customer industry, credit quality and current economic conditions that may affect a customer's ability to pay. The Company recognized bad debt expense of $0.8 million, $0.5 million and $1.3 million for the twelve months ended December 31, 2022, 2021 and 2020, respectively. The allowance for doubtful accounts was $2.3 million for the year ended December 31, 2022 and $2.1 million for the years ended 2021 and 2020.

The allowance for doubtful accounts activity was as follows:

(in thousands)	2022	2021
Beginning balance, January 1	$ 2,125	$ 2,100
Provision for doubtful accounts	837	451
Acquired Design Space Reserve (see Note 14)	—	125
Write-offs, net of recoveries	(662)	(551)
Ending balance, December 31	$ 2,300	$ 2,125

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. From time to time, the Company maintains cash balances in excess of the Federal Deposit Insurance Corporation limits.

Net Investment in Sales-Type Leases

The Company enters into sales-type leases with certain qualified customers to purchase its rental equipment, primarily at its TRS-RenTelco operating segment. Sales-type leases have terms that generally range from 12 to 36 months and are collateralized by a security interest in the underlying rental asset. The net investment in sales-type leases was $4.5 million at December 31, 2022 and $2.2 million at December 31, 2021. The Company's assessment of current expected losses on these receivables was not material and no credit loss expense was provided as of December 31, 2022. The Company regularly reviews the allowance by considering factors such as historical payment experience, the age of the lease receivable balances, credit quality and current economic conditions that may affect a customer's ability to pay. Lease receivables are considered past due 90 days after invoice. The Company manages the credit risk in net investment in sales-type leases, on an ongoing basis, using a number of factors, including, but not limited to the following: historical payment history, credit score, size of operations, length of time in business, industry, historical profitability, historical cash flows, liquidity and past due amounts. The Company uses credit scores obtained from external credit bureaus as a key indicator for the purposes of determining credit quality of its new customers. The Company does not own available for sale debt securities or other financial assets at December 31, 2022.

Fair Value of Financial Instruments

The Company believes that the carrying amounts for cash, accounts receivable, accounts payable and notes payable approximate their fair values except for fixed rate debt included in notes payable which has an estimated fair value of $89.3 million and $158.5 million compared to the recorded value of $100.0 million and $160.0 million as of December 31, 2022 and 2021, respectively. The estimates of fair value of the Company's fixed rate debt are based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

Foreign Currency Transactions and Translation

The Company's Canadian subsidiary, TRS-RenTelco Inc., a British Columbia corporation ("TRS-Canada"), functions as a branch sales office for TRS-RenTelco in Canada. The functional currency for TRS-Canada is the U.S. dollar. Foreign currency transaction gains and losses of TRS-Canada are reported in the results of operations in the period in which they occur.

The Company's Indian subsidiary, TRS-RenTelco India Private Limited ("TRS-India"), functioned as a rental and sales office for TRS-RenTelco in India, which commenced its closure during 2017. The functional currency for TRS-India is the Indian Rupee. All assets and liabilities of TRS-India are translated into U.S. dollars at period-end exchange rates and all income statement amounts are translated at the average exchange rate for each month within the year.

Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments as the foreign currency transactions and risks to date have not been significant.

Share-Based Compensation

The Company measures and recognizes the compensation expense for all share-based awards made to employees and directors, including stock options, stock appreciation rights ("SARs") and restricted stock units ("RSUs"), based upon estimated fair values. The fair value of stock options and SARs is estimated on the date of grant using the Black-Scholes option pricing model and for RSUs based upon the fair market value of the underlying shares of common stock as of the date of grant. The Company recognizes share-based compensation cost ratably on a straight-line basis over the requisite service period, which generally equals the vesting period. For performance-based RSUs, compensation costs are recognized when it is probable that vesting conditions will be met. In addition, the Company estimates the probable number of shares of common stock that will be earned and the corresponding compensation cost until the achievement of the performance goal is known. The Company recognizes forfeitures based on actual forfeitures when they occur. The Company records share-based compensation costs in "Selling and administrative expenses" in the Consolidated Statements of Income. The Company recognizes a benefit from share-based compensation in the Consolidated Statements of Shareholders' Equity if an incremental tax benefit is realized. Further information regarding share-based compensation can be found in "Note 8 – Benefit Plans".

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period presented. Actual results could differ from those estimates. The most significant estimates included in the financial statements are the future cash flows and fair values used to determine the recoverability of the rental equipment and identifiable definite and indefinite lived intangible assets carrying value, the various assets' useful lives and residual values, and the allowance for doubtful accounts.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

In March 2022, the FASB issued Accounting Standards Update ("ASU") 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the separate recognition and measurement guidance for troubled debt restructurings by creditors. In addition, the ASU requires disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of FASB ASC 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. This ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

NOTE 3. IMPLEMENTED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2021, the Company adopted the Financial Accounting Standards Board's Accounting Standard Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, expected to reduce cost and complexity related to the accounting for income taxes. The ASU removed specific exceptions to the general principles in Topic 740 (GAAP). It eliminated the need for an organization to analyze whether the following apply in a given period: exception to the incremental approach for intra-period tax allocation; exceptions to accounting for basis differences when there are ownership changes in foreign investments; and exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. The ASU also improved financial statement preparers' application of income tax-related guidance and simplifies GAAP for: franchise taxes that are partially based on income; transactions with a government that result in a step up in the tax basis of goodwill; separate financial statements of legal entities that are not subject to tax; and enacted changes in tax laws in interim periods. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

NOTE 4. LEASES

Lessee

The Company leases real estate for certain of its branch offices and rental equipment storage yards, vehicles and equipment used in its rental operations. The Company determines if an arrangement is a lease at inception. The Company has leases with lease and non-lease components, which are accounted for separately. Right-Of-Use ("ROU") assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred, which are not material. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company uses the interest rate stated in the lease as the discount rate. If the interest rate is not stated, the Company uses its incremental borrowing rate based on information available on lease commencement date in determining the present value of lease payments. Many of the Company's real estate lease agreements include options to extend the lease, which are not included in the minimum lease terms unless they are reasonably certain to be exercised. These leases include one or more options to renew, with renewal terms that may extend the lease term from one to three years. The amount of payments associated with such options is not material. Short-term leases are leases having a term of twelve months or less and exclude leases with a lease term of one month or less. The Company recognizes short-term leases on a straight-line basis and does not record a related ROU asset or liability for such leases. At December 31, 2022 and 2021 the Company's ROU assets and operating lease liabilities was $11.6 million and $11.0 million, respectively, which are recorded in Prepaid expenses and other assets and Accounts payable and accrued liabilities on the Company's Consolidated Balance Sheets.

During the year ended December 31, 2022, operating lease expense was $5.9 million, which includes short term lease expense of $0.1 million. At December 31, 2022, the weighted-average remaining lease term for operating leases was 2.8 years and the weighted average discount rate was 3.88%. The Company had no sub-lease income during the year ended December 31, 2022, and did not have any finance leases as of December 31, 2022.

Supplemental cash flow information related to leases was as follows:

(in thousands)	Year Ended December 31,	
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 5,863	$ 5,171
Right of use assets obtained in exchange for lease obligations:		
Operating leases	$ 3,284	$ 8,116

As of December 31, 2022, maturities of operating lease liabilities were as follows:

(in thousands) Year ended December 31,	
2023	$ 5,003
2024	3,614
2025	2,340
2026	1,139
2027	56
Total lease payments	12,152
Less: imputed interest	(559)
	$ 11,593

Lessor

The Company's equipment rentals for each of its operating segments are governed by agreements that detail the lease terms and conditions. The determination of whether these contracts with customers contain a lease generally does not require significant judgement. The Company accounts for these rentals as operating leases. These leases do not include material amounts of variable payments and the Company has made the accounting policy election to exclude all taxes assessed by a governmental authority. The Company generally does not provide an option for the lessee to purchase the rented equipment at the end of the lease term, thus, does not generate material revenue from sales of equipment under such options. Initial lease terms vary in length based upon customer needs and generally range from one to sixty months. Customers have the option to keep equipment on rent beyond the initial lease term on a month-to month basis based upon their needs. All of the Company's rental products have long useful lives relative to the typical rental term with the original investment typically recovered in approximately three to five years. The rental products are typically rented for a majority of the time owned and a significant portion of the original investment is recovered when sold from inventory. The Company's lease agreements do not contain residual value guarantees or restrictive covenants.

As of December 31, 2022, maturities of operating lease payments to be received in 2023 and thereafter were as follows:

(in thousands) Year Ended December 31,		
2023	$	123,142
2024		38,784
2025		13,135
2026		4,301
2027		1,284
Thereafter		63
	$	180,709

In the year ended December 31, 2022, the Company's lease revenues were $524.5 million, consisting of $520.8 million of operating lease revenues and $3.7 million of finance lease revenues. The Company has entered into finance leases to finance certain equipment sales to customers. The lease agreements have a bargain purchase option at the end of the lease term. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. For the year ended December 31, 2022, the Company's finance lease revenues included $3.3 million of sales revenues and $0.4 million of interest income. The minimum lease payments receivable and the net investment are included in Accounts receivable on the Company's Consolidated Balance Sheet for such leases, which were as follows:

(in thousands)		December 31, 2022
Gross minimum lease payments receivable	$	5,048
Less – unearned interest		(594)
Net investment in finance lease receivables	$	4,454

As of December 31, 2022, the future minimum lease payments under non-cancelable finance leases to be received in 2023 and thereafter were as follows:

(in thousands) Year Ended December 31,		
2023	$	2,155
2024		1,154
2025		557
2026		456
2027		132
Total minimum future lease payments to be received	$	4,454

NOTE 5. REVENUE RECOGNITION

The Company's accounting for revenues is governed by two accounting standards. The majority of the Company's revenues are considered lease or lease related and are accounted for in accordance with Topic 842, Leases. Revenues determined to be non-lease related are accounted for in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company accounts for revenues when approval and commitment from both parties have been obtained, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company typically recognizes non-lease related revenues at a point in time because the customer does not simultaneously consume the benefits of the Company's promised goods and services, or performance obligations, and obtain control when delivery and installation are complete. For contracts that have multiple performance obligations, the transaction price is allocated to each performance obligation in the contract based on the Company's best estimate of the standalone selling prices of each distinct performance obligation in the contract. The standalone selling price is typically determined based upon the expected cost plus an estimated margin of each performance obligation.

The Company generally rents and sells to customers on 30 day payment terms. The Company does not typically offer variable payment terms, or accept non-monetary consideration. Amounts billed and due from the Company's customers are classified as Accounts receivable on the Company's consolidated balance sheet. For certain sales of modular buildings, progress payments from the customer are received during the manufacturing of new equipment, or the preparation of used equipment. The advance payments are not considered a significant financing component because the payments are used to meet working capital needs during the contract and to protect the Company from the customer failing to adequately complete their obligations under the contract. These contract liabilities are included in Deferred income on the Company's consolidated balance sheets and totaled $27.4 million and $16.8 million at December 31, 2022 and 2021, respectively. Sales revenues totaling $11.5 million were recognized during the year ended December 31, 2022, which were included in the contract liability balance at December 31, 2021. For certain modular building sales, the customer retains a small portion of the contract price until full completion of the contract, which results in revenue earned in excess of billings. These unbilled contract assets are included in Accounts receivable on the Company's consolidated balance sheets and totaled $0.6 million and $1.3 million at December 31, 2022 and 2021, respectively.

Lease Revenues

Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and liquid and solid containment tanks and boxes leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-Lease Revenues

Non-lease revenues are recognized in the period when control of the performance obligation is transferred, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. For liquid and solid containment solutions, portable storage containers and electronic test equipment, rental related services revenues for delivery and return delivery are considered non-lease revenues.

Sales revenues are typically recognized at a point in time, which occurs upon the completion of delivery, installation and acceptance of the equipment by the customer. Accounting for non-lease revenues requires judgment in determining the point in time the customer gains control of the equipment and the appropriate accounting period to recognize revenue.

Sales taxes charged to customers are reported on a net basis and are excluded from revenues and expenses.

The following table disaggregates the Company's revenues by lease (within the scope of Topic 842) and non-lease revenues (within the scope of Topic 606) and the underlying service provided for the three years ended December 31, 2022, 2021 and 2020:

(in thousands)	Mobile Modular	TRS-RenTelco	Adler Tanks	Enviroplex	Consolidated
Year Ended December 31,					
2022					
Leasing	$ 331,201	$ 125,695	$ 67,603	$ —	$ 524,499
Non-lease:					
Rental related services	30,430	2,579	27,165	—	60,174
Sales	99,978	21,267	2,933	23,170	147,348
Other	108	1,237	457	—	1,802
Total non-lease	130,516	25,083	30,555	23,170	209,324
Total revenues	$ 461,717	$ 150,778	$ 98,158	$ 23,170	$ 733,823
2021					
Leasing	$ 269,175	$ 116,769	$ 56,654	$ —	$ 442,598
Non-lease:					
Rental related services	25,034	2,469	22,487	—	49,990
Sales	68,982	19,788	2,930	31,081	122,781
Other	125	1,168	171	—	1,464
Total non-lease	94,141	23,425	25,588	31,081	174,235
Total revenues	$ 363,316	$ 140,194	$ 82,242	$ 31,081	$ 616,833
2020					
Leasing	$ 235,003	$ 112,210	$ 54,710	$ —	$ 401,923
Non-lease:					
Rental related services	22,576	2,618	21,320	—	46,514
Sales	63,863	24,461	1,386	32,737	122,447
Other	82	1,522	66	—	1,670
Total non-lease	86,521	28,601	22,772	32,737	170,631
Total revenues	$ 321,524	$ 140,811	$ 77,482	$ 32,737	$ 572,554

Customer returns of rental equipment prior to the end of the rental contract term are typically billed a cancellation fee, which is recorded as rental revenue in the period billed. Sales of new relocatable modular buildings, portable storage containers, electronic test equipment and related accessories and liquid and solid containment tanks and boxes not manufactured by the Company are typically covered by warranties provided by the manufacturer of the products sold. The Company typically provides limited 90-day warranties for certain sales of used rental equipment and one-year warranties on equipment manufactured by Enviroplex. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date as warranty costs have not been significant.

The Company's incremental cost of obtaining lease contracts, which consists of salesperson commissions, are deferred and amortized over the initial lease term for modular building leases. Incremental costs for obtaining a contract for all other operating segments are expensed in the period incurred because the lease term is typically less than 12 months.

NOTE 6. NOTES PAYABLE

Notes payable consists of the following:

(in thousands)	December 31,	
	2022	2021
Unsecured revolving lines of credit	$ 313,775	$ 266,500
3.84% Series C senior notes due in 2022	—	60,000
2.35% Series E senior notes due in 2026	60,000	60,000
2.57% Series D senior notes due in 2028	40,000	40,000
	413,775	426,500
Unamortized debt issuance cost	(33)	(49)
	$ 413,742	$ 426,451

As of December 31, 2022, the future minimum payments under the unsecured revolving lines of credit, 2.35% Series E senior notes and 2.57% Series D senior notes due in 2026 and 2028, respectively, are as follows:

(in thousands) Year Ended December 31,	
2023	$ —
2024	—
2025	—
2026	60,000
2027	313,775
Thereafter	40,000
	$ 413,775

Unsecured Revolving Lines of Credit

On July 15, 2022, the Company entered into an amended and restated credit agreement with Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and lender, and other lenders named therein (the "Credit Facility"). The Credit Facility provides for a $650.0 million unsecured revolving credit facility (which may be further increased to $950.0 million by adding one or more tranches of term loans and/or increasing the aggregate revolving commitments), which includes a $40.0 million sublimit for the issuance of standby letters of credit and a $20.0 million sublimit for swingline loans. The proceeds of the Credit Facility are available to be used for general corporate purposes, including permitted acquisitions. The Credit Facility permits the Company's existing indebtedness to remain, which includes the Company's $20.0 million Treasury Sweep Note due July 15, 2027, the Company's existing senior notes issued pursuant to the Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc., dated as of April 21, 2011 (as amended): (i) the $60.0 million aggregate outstanding principal of notes issued November 5, 2015, which were repaid on November 5, 2022, (ii) the $40.0 million aggregate outstanding principal of notes issued March 17, 2021 and due March 17, 2028, and (iii) the $60.0 million aggregate outstanding principal of notes issued June 16, 2021 and due June 16, 2026. In addition, the Company may incur additional senior note indebtedness in an aggregate amount not to exceed $250.0 million. The Credit Facility matures on July 15, 2027 and replaced the Company's prior $420.0 million credit facility dated March 31, 2020 with Bank of America, N.A., as agent, as amended. All obligations outstanding under the prior credit facility as of the date of the Credit Facility were refinanced by the Credit Facility on July 15, 2022.

On August 19, 2022, the Company entered into an amended and restated Credit Facility Letter Agreement and a Credit Line Note in favor of MUFG Union Bank, N.A., which provides for a $20.0 million line of credit facility related to its cash management services ("Sweep Service Facility"). The Sweep Service Facility matures on the earlier of July 15, 2027, or the date the Company ceases to utilize MUFG Union Bank, N.A. for its cash management services. The Sweep Service Facility replaced the Company's prior $12.0 million sweep service facility, dated as of March 30, 2020.

At December 31, 2022, under the Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $650.0 million of which $313.8 million was outstanding. The Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2022, the actual ratio was 4.20 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2022, the actual ratio was 1.45 to 1.

Amounts borrowed under the Credit Facility bear interest at the Company's option at either: (i) SOFR plus a defined margin, or (ii) the Agent bank's prime rate ("base rate") plus a margin. The applicable margin for each type of loan is measured based upon the Consolidated Leverage Ratio at the end of the prior fiscal quarter and ranges from 1.00% to 1.75% for SOFR loans and 0% to 0.75% for base rate loans. In addition, the Company pays an unused commitment fee for the portion of the $650.0 million credit facility that is not used. These fees are based upon the Consolidated Leverage Ratio and range from 0.15% to 0.30%. As of December 31, 2022 and 2021, the applicable margins were 1.25% for SOFR based loans, 0.25% for base rate loans and 0.20% for unused fees. Amounts borrowed under the Sweep Service Facility are based upon the MUFG Union Bank, N.A. base rate plus an applicable margin and an unused commitment fee for the portion of the $20.0 million facility not used. The applicable base rate margin and unused commitment fee rates for the Sweep Service Facility are the same as for the Amended Credit Facility. The following information relates to the lines of credit for each of the following periods:

(dollar amounts in thousands)	Year Ended December 31,			
	2022		2021	
Maximum amount outstanding	$	328,752	$	389,740
Average amount outstanding	$	276,399	$	239,134
Weighted average interest rate, during the period		3.29%		2.07%
Prime interest rate, end of period		7.50%		3.25%

Note Purchase and Private Shelf Agreement

On March 31, 2020, the Company entered into an Amended and Restated Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("PGIM") and the holders of Series B and Series C Notes previously issued pursuant to the Prior NPA, among the Company and the other parties to the Note Purchase Agreement. The Note Purchase Agreement amended and restated, and superseded in its entirety, the Prior NPA. Pursuant to the Prior NPA, the Company issued (i) $40.0 million aggregate principal amount of its 3.68% Series B Senior Notes, which were repaid on March 17, 2021, and (ii) $60.0 million aggregate principal amount of its 3.84% Series C Senior Notes, which were repaid on November 5, 2022, to which the terms of the Note Purchase Agreement shall apply.

In addition, pursuant to the Note Purchase Agreement, the Company may authorize the issuance and sale of additional senior notes (the "Shelf Notes") in the aggregate principal amount of (x) $250 million minus (y) the amount of other notes (such as the Series B Senior Notes and Series C Senior Notes, each defined below) then outstanding, to be dated the date of issuance thereof, to mature, in case of each Shelf Note so issued, no more than 15 years after the date of original issuance thereof, to have an average life, in the case of each Shelf Note so issued, of no more than 15 years after the date of original issuance thereof, to bear interest on the unpaid balance thereof from the date thereof at the rate per annum, and to have such other particular terms, as shall be set forth, in the case of each Shelf Note so issued, in accordance with the Note Purchase Agreement. Shelf Notes may be issued and sold from time to time at the discretion of the Company's Board of Directors and in such amounts as the Board of Directors may determine, subject to prospective purchasers' agreement to purchase the Shelf Notes. The Company will sell the Shelf Notes directly to such purchasers. The full net proceeds of each Shelf Note will be used in the manner described in the applicable Request for Purchase with respect to such Shelf Note.

2.57% Senior Notes Due in 2028

On March 17, 2021, the Company issued and sold to the purchasers $40 million aggregate principal amount of 2.57% Series D Notes (the "Series D Senior Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series D Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.57% per annum and mature on March 17, 2028. Interest on the Series D Senior Notes is payable semi-annually beginning on September 17, 2021 and continuing thereafter on March 17 and September 17 of each year until maturity. The principal balance is due when the notes mature on March 17, 2028. The full net proceeds from the Series D Senior Notes were used to pay off the Company's $40 million Series B Senior Notes. At December 31, 2022, the principal balance outstanding under the Series D Senior Notes was $40.0 million.

2.35% Senior Notes Due in 2026

On June 16, 2021, the Company issued and sold to the purchasers $60 million aggregate principal amount of 2.35% Series E Notes (the "Series E Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series E Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.35% per annum and mature on June 16, 2026. Interest on the Series E Senior Notes is payable semi-annually beginning on December 16, 2021 and continuing thereafter on June 16 and December 16 of each year until maturity. The principal balance is due when the notes mature on June 16, 2026. The full net proceeds from the Series E Senior Notes were used to pay down the Company's credit facility. At December 31, 2022, the principal balance outstanding under the Series E Senior Notes was $60.0 million.

Among other restrictions, the Note Purchase Agreement, which has superseded in its entirety the Prior NPA, under which the Series D Senior Notes and Series E Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2022, the actual ratio was 4.16 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2022, the actual ratio was 1.45 to 1.

At December 31, 2022, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in the Company's financial performance could impact its ability to comply with these covenants.

NOTE 7. INCOME TAXES

Income before provision (benefit) for income taxes consisted of the following:

(in thousands)	Year Ended December 31,		
	2022	2021	2020
U.S.	$ 149,759	$ 121,660	$ 131,898
Foreign	261	96	146
	$ 150,020	$ 121,756	$ 132,044

The provision (benefit) for income taxes consisted of the following:

(in thousands)	Year Ended December 31,		
	2022	2021	2020
Current:			
U.S. Federal	$ 19,480	$ (1,692)	$ 23,975
State	8,708	5,360	6,545
Foreign	2,208	2,035	1,733
	30,396	5,703	32,253
Deferred:			
U.S. Federal	4,563	23,433	(755)
State	(68)	2,896	(1,424)
Foreign	(9)	19	(14)
	4,486	26,348	(2,193)
Total	$ 34,882	$ 32,051	$ 30,060

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2022	2021	2020
U.S. federal statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	4.9	5.1	4.7
State deferred tax apportionment change, net of federal benefit	(1.1)	1.6	(1.6)
Valuation allowance	0.0	0.0	0.0
Share-based compensation	(1.7)	(2.1)	(1.4)
Enactment of the Tax Cuts and Jobs Act	(0.2)	—	(0.3)
Other	0.3	0.7	0.4
	23.2%	26.3%	22.8%

The following table shows the deferred income taxes related to the temporary differences between the tax bases of assets and liabilities and the respective amounts included in "Deferred income taxes, net" on the Company's Consolidated Balance Sheets:

(in thousands)	December 31,	
	2022	2021
Deferred tax liabilities:		
Accelerated depreciation	$ 249,568	$ 244,141
Prepaid costs currently deductible	8,646	6,069
Other	8,124	6,553
Total deferred tax liabilities	266,338	256,763
Deferred tax assets:		
Accrued costs not yet deductible	12,207	11,010
Allowance for doubtful accounts	588	548
Deferred revenues	4,069	219
Share-based compensation	2,563	2,561
Total deferred tax assets, net of valuation allowance of $0.2 million in 2022 and 2021	19,427	14,338
Deferred income taxes, net	$ 246,911	$ 242,425

In December 2016, the Company decided to exit the Bangalore, India branch operations of its TRS-RenTelco electronics division. The wind down of operations in India began in 2017. As a result, a valuation allowance was recorded against the deferred tax assets that resulted primarily from accumulated net operating loss carry forwards in India that management estimated the benefit of which will not be realized. As of December 31, 2022, the Company's foreign net operating losses for tax purposes were $0.6 million. If not realized, these carry forwards will begin to expire in 2023.

For income tax purposes, deductible compensation related to share-based awards is based on the value of the award when realized, which may be different than the compensation expense recognized by the company for financial statement purposes which is based on the award value on the date of grant. The difference between the value of the award upon grant, and the value of the award when ultimately realized, creates either additional tax expense or benefit. In 2022, 2021 and 2020 exercise of share-based awards by employees resulted in an excess tax benefit of $2.6 million, $2.5 million and $1.9 million, respectively.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company evaluated all of its tax positions for which the statute of limitations remained open and determined there were no material unrecognized tax benefits as of December 31, 2022 and 2021. In addition, there have been no material changes in unrecognized benefits during 2022, 2021 and 2020.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require the application of significant judgment.

Our income tax returns are subject to examination by federal, state and foreign tax authorities. There may be differing interpretations of tax laws and regulations, and as a result, disputes may arise with these tax authorities involving the timing and amount of deductions and allocation of income. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2018.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes in the accompanying Consolidated Statements of Income for all periods presented. Such interest and penalties were not significant for the years ended December 31, 2022, 2021 and 2020.

NOTE 8. BENEFIT PLANS

Stock Plans

The Company adopted the 2016 Stock Incentive Plan (the "2016 Plan"), effective June 8, 2016, under which 2,000,000 shares of the common stock of the Company, plus the number of shares that remain available for grants of awards under the Company's 2007 Stock Option Plan (the "2007 Plan") become available as a result of forfeiture, termination, or expiration of awards previously granted under the 2007 Plan, were reserved for the grant of equity awards to its employees, directors and consultants. The equity awards have a maximum term of 7 years at an exercise price of not less than 100% of the fair market value of the Company's common stock on the date the equity award is granted. The 2016 Plan replaced the 2007 Plan.

The 2016 Plan provides for the grant of awards in the form of stock options, stock appreciation rights, restricted stock units ("RSUs"), the vesting of which may be performance-based or service-based, and other rights and benefits. Each RSU issued reduces the number of shares of the Company's common stock available for grant under the 2016 Plan by two shares. There were no significant modifications to the 2016 Plan or awards classified as liabilities in the year ended December 31, 2022.

For the years ended December 31, 2022, 2021 and 2020, the share-based compensation expense was $8.0 million, $7.7 million and $5.5 million, respectively, before provision for income taxes. The Company recorded a tax benefit of approximately $2.2 million, $2.1 million and $1.5 million, respectively, related to the aforementioned share-based compensation expenses. There was no capitalized share-based compensation expense in the years ended December 31, 2022, 2021 and 2020.

Stock Options

As of December 31, 2022, a cumulative total of 8,458,600 shares subject to options have been granted with exercise prices ranging from $3.47 to $40.37. Of these, options have been exercised for the purchase of 6,767,253 shares, while options for 1,672,732 shares have been terminated, and options for 139,350 shares with exercise prices ranging from $24.60 to $40.37 remained outstanding under the stock plans. These options vest over five years and expire seven years after grant. To date, no options have been issued to any of the Company's non-employee advisors. As of December 31, 2022, 1,263,760 shares remained available for issuance of awards under the stock plans.

A summary of the Company's option activity and related information for the three years ended December 31, 2022 is as follows:

	Number of options		Weighted-average price	Weighted-average remaining contractual term (in years)		Aggregate intrinsic value (in millions)
Balance at December 31, 2019	580,140	$	29.57			
Options granted	—		—			
Options exercised	(163,670)		30.22			
Options cancelled/forfeited/expired	(7,060)		28.95			
Balance at December 31, 2020	409,410		29.33			
Options granted	—		—			
Options exercised	(133,020)		28.57			
Options cancelled/forfeited/expired	(1,760)		34.57			
Balance at December 31, 2021	274,630		29.66			
Options granted	—		—			
Options exercised	(135,280)		25.61			
Options cancelled/forfeited/expired	—		—			
Balance at December 31, 2022	139,350	$	33.59	1.04	$	9.1
Exercisable at December 31, 2022	139,350	$	33.59	1.04	$	9.1
Expected to vest after December 31, 2022	139,350	$	33.59	1.04	$	9.1

The intrinsic value of stock options at any point in time is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock. The aggregate intrinsic value of options exercised and sold under the Company's stock option plans was $7.9 million, $7.0 million and $5.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, determined as of the date of option exercise. As of December 31, 2022, there was no unrecognized compensation cost related to unvested share-based compensation option arrangements granted under the Company's stock plans.

The following table indicates the options outstanding and options exercisable by exercise price with the weighted-average remaining contractual life for the options outstanding and the weighted-average exercise price at December 31, 2022:

Exercise price	Options Outstanding			Options Exercisable	
	Number outstanding at December 31, 2022	Weighted-average remaining contractual life (Years)	Weighted-average grant date value	Number exercisable at December 31, 2022	Weighted-average grant date value
$20 – 25	16,850	0.17	$ 24.60	16,850	$ 24.60
$25 – 30	—	—	$ —	—	$ —
$30 – 35	115,020	1.16	$ 34.54	115,020	$ 34.54
$35 – 40	6,800	1.00	$ 39.19	6,800	$ 39.19
$40 – 45	680	1.67	$ 40.37	680	$ 40.37
$20 – 45	139,350	1.04	$ 33.59	139,350	$ 33.59

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of share-based compensation at the date of grant, which requires the use of accounting judgment and financial estimates, including estimates of the expected term option holders will retain their vested stock options before exercising them, the estimated volatility of the Company's stock price over the expected term and the expected number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation amounts recognized in the Consolidated Statements of Income.

No options were granted in the years ended December 31, 2022, 2021 and 2020.

Restricted Stock Units

The following table summarizes the activity of the Company's RSUs, which includes service-based and performance-based awards, for the three years ended December 31, 2022:

	Number of shares	Weighted-average grant date fair value	Aggregate intrinsic value (in millions)
Balance at December 31, 2019	196,248	$ 50.68	
RSUs granted	126,540	50.99	
RSUs vested	(89,225)	43.42	
RSUs cancelled/forfeited/expired	(7,593)	57.93	
Balance at December 31, 2020	225,970	57.06	
RSUs granted	116,326	72.75	
RSUs vested	(116,242)	53.32	
RSUs cancelled/forfeited/expired	(8,646)	52.78	
Balance at December 31, 2021	217,408	67.63	
RSUs granted	95,028	77.79	
RSUs vested	(114,274)	58.30	
RSUs cancelled/forfeited/expired	(10,754)	70.10	
Balance at December 31, 2022	187,408	$ 76.74	$ 18.4

Performance-based RSUs issued prior to 2018 vest over five years, with 60% of the shares immediately vesting after three years when the performance criteria has been determined to have been met and 20% of the remaining shares vesting annually at the anniversary of the performance determination date, subject to continuous employment of the participant. The performance-based RSU grants issued in 2018 and thereafter vest after three years with 100% of the shares vesting immediately when performance criteria has been determined to have been met. There were 92,310 performance-based RSUs expected to vest as of December 31, 2022. Service based RSUs issued to the Company's directors generally vest over twelve to fourteen months. Service based RSUs issued to the Company's management vest over three years. There were 95,098 service-based RSUs expected to vest as of December 31, 2022. No forfeitures are currently expected. The total fair value of RSUs that vested during the years ended December 31, 2022, 2021 and 2020 based on the weighted average grant date values was $9.3 million, $9.2 million and $6.0 million, respectively.

Share-based compensation expense for RSUs for the years ended December 31, 2022, 2021 and 2020 was $7.9 million, $7.3 million and $4.6 million, respectively. As of December 31, 2022, the total unrecognized compensation expense related to unvested RSUs was $8.5 million and is expected to be recognized over a weighted-average period of 1.2 years.

Employee Stock Ownership and 401(k) Plans

The McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the "KSOP") provides that each participant may annually contribute an elected percentage of his or her salary, not to exceed the statutory limit. Each employee who has at least two months of service with the Company and is 21 years or older, is eligible to participate in the KSOP. The Company, at its discretion, may make matching contributions. Contributions are expensed in the year approved by the Board of Directors. Dividends on the Company's stock held by the KSOP are treated as ordinary dividends and, in accordance with existing tax laws, are deducted by the Company in the year paid. For the year ended December 31, 2022 dividends deducted by the Company were $0.5 million, which resulted in a tax benefit of approximately $0.1 million in 2022.

At December 31, 2022, the KSOP held 258,758 shares, or 1% of the Company's total common shares outstanding. These shares are included in basic and diluted earnings per share calculations.

NOTE 9. SHAREHOLDERS' EQUITY

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the repurchase program may be modified, extended or terminated by the Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2022 and 2021. As of December 31, 2022, 1,309,805 shares remain authorized for repurchase under the Repurchase Plan.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the lease term, at the fair rental value. In most cases, management expects that in the normal course of business, facility leases will be renewed or replaced by other leases. Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands) Year Ended December 31,		
2023	$	4,417
2024		3,375
2025		2,183
2026		1,080
2027		56
	$	11,111

Facility rent expense was $7.0 million in 2022, $5.6 million in 2021 and $3.7 million in 2020.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, auto, directors and officers, health, and workers' compensation insurances. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond the Company's control. In the opinion of management, there was not at least a reasonable possibility that the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will have a material adverse effect on the financial position or operating results of the Company.

The Company's health plans are self-funded high deductible plans with annual stop-loss insurance of $200,000 per claim. Beginning in 2019, the Company's workers compensation insurance is underwritten by an insurance company with no stop-loss value and $350,000 for prior claim years. Insurance providers are responsible for making claim payments that exceed these amounts on an individual claim basis. In addition, the Company has stop loss insurance that pays for claim payments made during a twelve month coverage period that exceeds certain specified thresholds in the aggregate. The Company records an expense when health and workers compensation claim payments are made and accrues for the portion of claims incurred, but not yet paid at period end. The Company makes these accruals based upon a combination of historical claim payments, loss development experience and actuarial estimates. A high degree of judgment is required in developing the underlying assumptions and the resulting amounts to be accrued. In addition, our assumptions will change as the Company's loss experience develops. All of these factors have the potential for impacting the amounts previously accrued and the Company may be required to increase or decrease the amounts previously accrued. At December 31, 2022 and 2021, accruals for the Company's health and workers' compensation high deductible plans were $2.0 million and $2.5 million, respectively.

NOTE 11. INTANGIBLE ASSETS

Intangible assets consist of the following:

(dollar amounts in thousands)	Estimated useful life in years	Average remaining life in years	Cost	Accumulated amortization	Net book value
December 31, 2022					
Customer relationships	8 to 11	6.3	$ 50,284	$ (18,098)	$ 32,186
Non-compete agreements	5	3.2	3,296	(1,159)	2,137
Customer backlog	—	—	1,900	(1,900)	—
Trade name	8	6.3	1,200	(263)	937
Total amortizing			56,680	(21,420)	35,260
Trade name - non-amortizing	Indefinite		5,871	—	5,871
Total			$ 62,551	$ (21,420)	$ 41,131
December 31, 2021					
Customer relationships	8 to 11	7.3	$ 50,285	$ (12,991)	$ 37,294
Non-compete agreements	5	4.2	3,296	(499)	2,797
Customer backlog	0.5	—	1,900	(1,900)	—
Trade name	8	7.3	1,200	(113)	1,087
Total amortizing			56,681	(15,503)	41,178
Trade name - non-amortizing	Indefinite		5,871	—	5,871
Total			$ 62,552	$ (15,503)	$ 47,049

Intangible assets with finite useful lives are amortized over their respective useful lives. Amortization expense in the years ended December 31, 2022, 2021 and 2020 was $5.9 million, $5.9 million and $0.2 million, respectively. Based on the carrying values at December 31, 2022 and assuming no subsequent impairment of the underlying assets, the annual amortization is expected to be $5.9 million in 2023 through 2025, $5.4 million in 2026 and $5.2 million in 2027.

NOTE 12. RELATED PARTY TRANSACTIONS

There were no significant related party transactions in the years ended December 31, 2022 and 2021, or amounts owed to related parties at such dates.

NOTE 13. SEGMENT REPORTING

FASB guidelines establish annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. In accordance with these guidelines the Company's four reportable segments are Mobile Modular, TRS-RenTelco, Adler Tanks and Enviroplex. Management focuses on several key measures to evaluate and assess each segment's performance including rental revenue growth, gross margin, Adjusted EBITDA and income before provision for income taxes. Excluding interest expense, allocations of revenue and expense not directly associated with one of these segments are generally allocated to Mobile Modular, TRS-RenTelco and Adler Tanks, based on their pro-rata share of direct revenues. Interest expense is allocated amongst Mobile Modular, TRS-RenTelco and Adler Tanks based on their pro-rata share of average rental equipment at cost, goodwill, intangible assets, accounts receivable, deferred income and customer security deposits. The Company does not report total assets by business segment. Summarized financial information for the years ended December 31, 2022, 2021 and 2020, for the Company's reportable segments is shown in the following tables:

(dollar amounts in thousands)	Mobile Modular	TRS-RenTelco	Adler Tanks	Enviroplex [1]	Consolidated
Year Ended December 31, 2022					
Rental revenues	$ 268,288	$ 121,375	$ 66,366	$ —	$ 456,029
Rental related services revenues	91,851	3,112	27,654	—	122,617
Sales and other revenues	101,578	26,291	4,138	23,170	155,177
Total revenues	461,717	150,778	98,158	23,170	733,823
Depreciation of rental equipment	31,172	49,253	16,004	—	96,429
Gross profit	217,187	67,899	46,700	5,122	336,908
Selling and administrative expenses	110,234	27,245	28,428	5,435	171,342
Income (loss) from operations	106,953	40,654	18,272	(313)	165,566
Interest expense (income) allocation	10,175	3,294	2,938	(1,239)	15,168
Income before provision for income taxes	96,778	36,982	15,334	926	150,020
Adjusted EBITDA [3]	159,224	92,007	37,660	(25)	288,866
Rental equipment acquisitions	121,607	69,928	3,623	—	195,158
Accounts receivable, net (period end)	139,107	26,442	20,172	4,302	190,023
Rental equipment, at cost (period end)	1,123,268	398,267	308,396	—	1,829,931
Rental equipment, net book value (period end)	815,392	174,924	137,738	—	1,128,054
Utilization (period end) [2]	80.7%	59.4%	57.1%		
Average utilization [2]	79.1%	64.2%	53.1%		

Segment Data (Continued) (dollar amounts in thousands)	Mobile Modular	TRS-RenTelco	Adler Tanks	Enviroplex[1]	Consolidated
Year Ended December 31,					
2021					
Rental revenues	$ 220,569	$ 113,419	$ 56,025	$ —	$ 390,013
Rental related services revenues	72,330	2,880	22,851	—	98,061
Sales and other revenues	70,417	23,895	3,366	31,081	128,759
Total revenues	363,316	140,194	82,242	31,081	616,833
Depreciation of rental equipment	28,071	47,374	16,442	—	91,887
Gross profit	176,040	61,394	33,699	9,888	281,021
Selling and administrative expenses	92,603	25,152	25,542	5,303	148,600
Income from operations	83,436	36,243	8,157	4,585	132,421
Interest expense (income) allocation	6,433	2,270	2,211	(459)	10,455
Income before provision for income taxes	77,003	33,763	5,946	5,044	121,756
Adjusted EBITDA[3]	130,089	85,723	27,961	4,844	248,617
Rental equipment acquisitions	188,392	61,097	191	—	249,680
Accounts receivable, net (period end)	112,295	22,115	16,378	8,711	159,499
Rental equipment, at cost (period end)	1,040,094	361,391	309,908	—	1,711,393
Rental equipment, net book value (period end)	751,537	161,900	151,787	—	1,065,224
Utilization (period end)[2]	76.4%	62.9%	47.6%		
Average utilization[2]	76.2%	67.0%	45.4%		
2020					
Rental revenues	$ 188,719	$ 109,083	$ 53,988	$ —	$ 351,790
Rental related services revenues	67,527	3,080	21,786	—	92,393
Sales and other revenues	65,278	28,648	1,708	32,737	128,371
Total revenues	321,524	140,811	77,482	32,737	572,554
Depreciation of rental equipment	22,967	46,472	16,427	—	85,866
Gross profit	155,874	60,864	34,079	12,929	263,746
Selling and administrative expenses	68,470	24,306	24,764	5,453	122,993
Income from operations	87,404	36,558	9,315	7,476	140,753
Interest expense (income) allocation	5,104	2,133	2,107	(557)	8,787
Income before benefit for income taxes	82,300	34,503	7,208	8,033	132,044
Adjusted EBITDA[3]	119,202	85,082	29,010	7,729	241,023
Rental equipment acquisitions	39,078	42,588	2,541	—	84,207
Accounts receivable, net (period end)	81,640	22,735	13,655	5,286	123,316
Rental equipment, at cost (period end)	882,115	333,020	315,706	—	1,530,841
Rental equipment, net book value (period end)	611,590	156,536	169,990	—	938,116
Utilization (period end)[2]	76.0%	67.4%	39.8%		
Average utilization[2]	77.2%	66.2%	44.6%		

1. Gross Enviroplex sales revenues were $24,162, $32,095 and $34,014 in 2022, 2021 and 2020, respectively. There were $992 and $1,014 inter-segment sales to Mobile Modular in 2022 and 2021, which have been eliminated in consolidation. There were no inter-segment sales in 2019.
2. Utilization is calculated each month by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. The average utilization for the period is calculated using the average costs of rental equipment.
3. During the year ended December 31, 2022, the calculation for Adjusted EBITDA was adjusted to include one-time transaction costs attributed to acquisition, divestiture and integration related activities. For comparability, the transaction costs incurred during 2021 were included in the Adjusted EBITDA calculation for the year ended December 31, 2021. During the years ended December 31, 2022 and 2021, there were $4.3 million and $2.0 million of transaction costs, respectively, included in the Adjusted EBITDA calculation. There were no transaction costs included in the calculation for the year ended December 31, 2020. Additional information on Adjusted EBITDA can be found on page 46.

No single customer accounted for more than 10% of total revenues during 2022, 2021 and 2020. Revenue from foreign country customers for the same periods accounted for 4% of the Company's total revenues.

NOTE 14. ACQUISITIONS

On May 17, 2021, the Company completed the purchase of substantially all of the assets of Design Space Modular Buildings PNW, LP ("Design Space") for $267.3 million in cash consideration on the closing date. Design Space provides modular buildings and portable storage containers rental and sale solutions to customers in the West and Pacific Northwest states in the U.S. The acquisition was accounted for as a purchase of a "business" in accordance with criteria in ASC 805, Business Combinations, using the purchase method of accounting. Under the purchase method of accounting, the total purchase price is assigned to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values on the closing date. The excess of the purchase price over those fair values is recorded as goodwill. The financial results of Design Space were a part of the Mobile Modular segment since May 17, 2021, including $1.7 million of transaction costs.

On April 1, 2021 the Company completed the purchase of assets of GRS Holding LLC, DBA Kitchens To Go ("Kitchens To Go") for $18.3 million in cash consideration. Kitchens To Go provides interim and permanent modular kitchen solutions for foodservice providers that require flexible facilities to continue or expand operations. The acquisition was accounted for as a purchase of a "business" in accordance with criteria in ASC 805 using the purchase method of accounting. The financial results of Kitchens To Go were a part of the Mobile Modular segment since April 1, 2021, including $0.3 million of transaction costs.

The following tables summarize the purchase price allocations reflecting estimated fair values of assets acquired and liabilities assumed in the Design Space and Kitchens To Go acquisitions, with excess amounts allocated to goodwill. The valuation of intangible assets acquired is based on certain valuation assumptions including cash flow projections, discount rates, contributory asset charges and other valuation model inputs. The valuation of tangible long-lived assets acquired is dependent upon various analyses including an analysis of the condition and estimated remaining economic lives of the assets acquired.

Design Space:

(dollar amounts in thousands)		
Rental equipment	$	116,272
Intangible assets:		
Goodwill		101,874
Customer relationships		37,900
Non-compete		2,500
Customer backlog		1,600
Accounts receivable		12,025
Property, plant and equipment		4,139
Prepaid expenses and other assets		5,366
Accounts payable and accrued liabilities		(11,613)
Deferred income		(2,784)
Total purchase price	$	267,279

Kitchens To Go:

(dollar amounts in thousands)		
Rental equipment	$	12,853
Intangible assets:		
Goodwill		2,322
Customer relationships		1,700
Trade name		1,200
Non-compete		600
Customer backlog		300
Accounts receivable		212
Property, plant and equipment		365
Prepaid expenses and other assets		1,199
Accounts payable and accrued liabilities		(1,659)
Deferred income		(747)
Total purchase price	$	18,345

The value assigned to identifiable intangible assets was determined based on discounted estimated future cash flows associated with such assets to their present value. The combined acquired goodwill of $104,196 reflects the strategic fit of Design Space and Kitchens to Go with the Company's modular business operations. The Company amortizes the acquired customer relationships, tradename and non-compete over their expected useful lives of 8 years, 8 years and 5 years, respectively. As of the twelve months ended December 31, 2022, the customer backlog has been amortized in full. Goodwill is expected to have an indefinite life and will be subject to future impairment testing. The goodwill is deductible for tax purposes over 15 years.

The following unaudited pro forma financial information shows the combined results of operations of the Company, Design Space and Kitchens To Go as if the acquisitions occurred as of the beginning of the periods presented. The pro forma results include the effects of the amortization of the purchased intangible assets and depreciation expense of acquired rental equipment valuation step up, interest expense on the debt incurred to finance the acquisitions. A pro forma adjustment has been made to reflect the income taxes that would have been recorded at the combined federal and state statutory rate of 28% on the acquisitions' combined net income. The pro forma results for the year ended December 31, 2021 have been adjusted to include transaction related costs. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of the future operations or the results that would have occurred had the acquisitions taken place in the periods noted below:

	(Unaudited) Year Ended December 31,	
(dollar amounts in thousands, except for per share amounts)	2022	2021
Pro-forma total revenues	$ 733,823	$ 647,866
Pro-forma net income	$ 115,138	$ 93,065
Pro-forma basic earnings per share	$ 4.73	$ 3.84
Pro-forma diluted earnings per share	$ 4.70	$ 3.80
Design Space and Kitchens To Go		
Actual total revenues	$ 85,095	
Actual net income	$ 11,100	
Actual basic earnings per share	$ 0.46	
Actual diluted earnings per share	$ 0.45	

On December 31, 2021 the Company completed the purchase of the assets of Titan Storage Containers, LLC ("Titan") for $6.9 million in cash consideration. The acquisition was accounted for as a purchase of "assets" in accordance with criteria in ASC 805 and the assessment of the fair value of the purchased assets was allocated primarily to rental equipment totaling $6.2 million and rolling stock assets totaling $0.8 million, partially offset by accrued liabilities of $0.2 million. The rolling stock assets included delivery trucks, delivery trailers, trucks and forklifts. Supplemental pro forma prior year information has not been provided as the historical financial results of Titan were not significant. Incremental transaction costs associated with the asset purchase were not significant.

NOTE 15. SUBSEQUENT EVENTS

On February 1, 2022, the Company completed the sale of Adler Tank Rentals, LLC to Ironclad Environmental Solutions, Inc. ("Ironclad"), a portfolio company of Kinderhook Industries, for a sale price of $265 million. The divestiture of the Company's Adler Tanks business represents the Company's strategic shift to concentrate its operations on its core modular and storage businesses. The sale price was subject to certain adjustments, including net working capital, certain qualified capital expenditures and certain transaction expenses to be borne by the Company. In connection with the sale, the Company entered into a number of ancillary agreements, including an escrow agreement associated with net working capital adjustments, a restricted covenant agreement, a transition services agreement, and a number of leases whereby Ironclad or one of its affiliates would be a lessee to certain properties owned by the Company that the Adler Tanks business would continue to utilize after the sale. In accordance with ASC 205-20, Presentation of Financial Statements - *Discontinued Operations* and ASC 360, *Property, Plant and Equipment,* the Company determined that the criteria for discontinued operations and held-for-sale, respectively, were not met during the fourth quarter of 2022.

On February 1, 2022, the Company completed the acquisition of Vesta Housing Solutions Holdings, Inc. ("Vesta Modular"), a portfolio company of Kinderhook Industries, for a purchase price of $400 million. The purchase price was subject to certain adjustments, including net working capital, certain qualified capital expenditures and certain transaction expenses to be borne by the seller of Vesta Modular. In connection with the acquisition, the Company purchased a representation and warranty insurance policy to provide certain recourse in the event of breaches of representations and warranties of Vesta Modular and the seller of Vesta Modular under the stock purchase agreement. Vesta Modular is a leading provider of temporary and permanent modular space solutions serving customers between its modular leasing and modular construction divisions. The acquisition is expected to strengthen the Company's core modular portfolio and accelerate growth through increases in geographic coverage and density. The acquisition will be accounted for as a purchase of a "business" in accordance with criteria in ASC 805, *Business Combinations*, using the purchase method of accounting.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. The Company's management under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") is responsible for establishing and maintaining "disclosure controls and procedures" (as defined in rules promulgated under the Securities Exchange Act of 1934, as amended) for the Company. Based on their evaluation the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting. During the last quarter of the Company's fiscal year ended December 31, 2022, there were no changes in the Company's internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO have concluded that these controls and procedures are effective at the "reasonable assurance" level.

Management's Assessment of Internal Control. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, is discussed in the Management's Report on Internal Control Over Financial Reporting included on page 55.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Grant Thornton LLP, the Company's independent registered public accounting firm, and its report is included in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2023 Annual Meeting of Shareholders.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2023 Annual Meeting of Shareholders.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2023 Annual Meeting of Shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2023 Annual Meeting of Shareholders.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2023 Annual Meeting of Shareholders.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

Index of documents filed as part of this report:

1.   The following Consolidated Financial Statements of McGrath RentCorp are included in Item 8.

2.   Financial Statement Schedules. None

3.   Exhibits. See Index of Exhibits on page 88 of this report.

Schedules and exhibits required by Article 5 of Regulation S-X other than those listed are omitted because they are not required, are not applicable, or equivalent information has been included in the consolidated financial statements, and notes thereto, or elsewhere herein.

Number	Description	Method of Filing
2.1	Equity Purchase Agreement, dated as of February 1, 2023, made by and among McGrath RentCorp, a California corporation, Adler Tank Rentals, LLC, a Delaware limited liability company, and Ironclad Environmental Solutions, Inc., a Delaware corporation.	Filed as exhibit 1.01 to the Company's Current Report on Form 8-K (filed February 1, 2023), and incorporated herein by reference.
2.2	Stock Purchase Agreement, dated as of February 1, 2023, made by and among Vesta Housing Solutions Investor, LLC, a Delaware limited liability company, Vesta Housing Solutions Holdings, Inc., a Delaware corporation, and McGrath RentCorp, a California corporation.	Filed as exhibit 1.02 to the Company's Current Report on Form 8-K (filed February 1, 2023), and incorporated herein by reference.
3.1	Articles of Incorporation of McGrath RentCorp. 'p'	Filed as exhibit 19.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1988 (filed August 14, 1988), and incorporated herein by reference.
3.1.1	Amendment to Articles of Incorporation of McGrath RentCorp. 'p'	Filed as exhibit 3.1 to the Company's Registration Statement on Form S-1 (filed March 28, 1991 Registration No. 33-39633), and incorporated herein by reference.
3.1.2	Amendment to Articles of Incorporation of McGrath RentCorp.	Filed as exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (filed March 31, 1998), and incorporated herein by reference.
3.2	Amended and Restated Bylaws	Filed as exhibit 3.1 to the Company's Current Report on Form 8-K (filed January 6, 2021) and incorporated herein by reference.
4.1	Amended and Restated Note Purchase and Private Shelf Agreement between the Company and PGIM, Inc., dated March 31, 2020.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed April 3, 2020), and incorporated herein by reference.
4.1.1	Amendment, dated as of March 17, 2014, to the Note Purchase and Private Shelf Agreement dated as of April 21, 2011 among the Company, Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed March 20, 2014) and incorporated herein by reference.
4.1.2	Amendment, dated as of February 9, 2016, to the Note Purchase and Private Shelf Agreement dated as of April 21, 2011 among the Company, Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company, as amended on March 17, 2014.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed February 11, 2016) and incorporated herein by reference.
4.2	Amended and Restated Credit Agreement, dated as of July 15, 2022, among the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed July 19, 2022) and incorporated herein by reference.
4.2.1	Amended and Restated Guaranty, dated as of July 15, 2022, among certain domestic subsidiaries of the Company in favor of Bank of America, N.A., in its capacity as the Administrative Agent.	Filed as exhibit 10.2 to the Company's Current Report on Form 8-K (filed July 19, 2022) and incorporated herein by reference.
4.2.2	Amended and Restated Credit Facility Letter Agreement, dated as of August 19, 2022, between the Company and MUFG Union Bank, N.A.	Filed as exhibit 4.3 to the Company's Quarterly Report on Form 10-Q (filed October 27, 2022) and incorporated herein by reference.
4.2.3	Amended and Restated Credit Line Note, dated as of August 19, 2022, in favor of MUFG Union Bank, N.A.	Filed as exhibit 4.4 to the Company's Quarterly Report on Form 10-Q (filed October 27, 2022) and incorporated herein by reference.
4.3	Description of Registrant's Securities.	Filed as exhibit 4.2.4 to the Company's Annual Report on Form 10K for the year ended December 31, 2019 (filed February 25, 2020), and incorporated herein by reference.
10.1	McGrath RentCorp Employee Stock Ownership Plan, as amended and restated on December 31, 2008.	Filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (filed February 26, 2009), and incorporated herein by reference.
10.1.1	McGrath RentCorp Employee Stock Ownership Trust Agreement, as amended and restated on December 31, 2008.	Filed as exhibit 10.3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (filed February 26, 2009), and incorporated herein by reference.
10.2	McGrath RentCorp 2007 Stock Incentive Plan.	Filed as exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.

Number	Description	Method of Filing
10.2.1	Form of 2007 Stock Incentive Plan Stock Option Award and Agreement.	Filed as exhibit 10.12.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.2	Form of 2007 Stock Incentive Plan Non-Qualified Stock Option Award and Agreement.	Filed as exhibit 10.12.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.3	Form of 2007 Stock Incentive Plan Stock Appreciation Right Award and Agreement.	Filed as exhibit 10.4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.2.4	Form of 2007 Stock Incentive Plan Restricted Stock Unit Award and Agreement.	Filed as exhibit 10.4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.3	McGrath RentCorp Employee Stock Ownership and 401(k) Plan	Filed as exhibit 4.5 to the Company's Registration Statement on Form S-8 (filed August 10, 2012) and incorporated herein by reference.
10.4	McGrath RentCorp Change in Control Severance Plan and Summary Plan Description	Filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
10.5	McGrath RentCorp 2016 Stock Incentive Plan	Filed as Appendix A to the Company's Proxy Statement for the 2016 Annual Meeting (filed April 29, 2016), and incorporated herein by reference.
10.5.1	Form of 2016 Stock Incentive Plan Restricted Stock Unit Award and Agreement - Corporate	Filed as exhibit 10.8.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
10.5.2	Form of 2016 Stock Incentive Plan Performance-Based Restricted Stock Unit Award and Agreement - Division Management	Filed as exhibit 10.8.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
10.5.3	Form of 2016 Stock Incentive Plan Stock Appreciation Right Award and Agreement - Enviroplex	Filed as exhibit 10.8.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
21.1	List of Subsidiaries.	Filed herewith.
23.1	Written Consent of Grant Thornton LLP.	Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
101	The following materials from McGrath RentCorp's annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Income, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Cash Flows, and (iv) Notes to Condensed Consolidated Financial Statements.	
104	Cover Page Interactive Data File (embedded within the inline XBRL document).	

'P' = exhibit was filed in paper form

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2023

MCGRATH RENTCORP

by: /s/ Joseph F. Hanna
JOSEPH F. HANNA
Chief Executive Officer and President
(Principal Executive Officer)

by: /s/ Keith E. Pratt
KEITH E. PRATT
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

by: /s/ David M. Whitney
DAVID M. WHITNEY
Vice President and Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Nicolas Anderson NICOLAS ANDERSON	Director	February 22, 2023
/s/ Kim A. Box KIM A. BOX	Director	February 22, 2023
/s/ Smita Conjeevaram SMITA CONJEEVARAM	Director	February 22, 2023
/s/ William J. Dawson WILLIAM J. DAWSON	Director	February 22, 2023
/s/ Elizabeth A. Fetter ELIZABETH A. FETTER	Director	February 22, 2023
/s/ Joseph F. Hanna JOSEPH F. HANNA	Chief Executive Officer, President and Director	February 22, 2023
/s/ Bradley M. Shuster BRADLEY M. SHUSTER	Chairman of the Board	February 22, 2023
/s/ M. Richard Smith M. RICHARD SMITH	Director	February 22, 2023
/s/ Dennis P. Stradford DENNIS P. STRADFORD	Director	February 22, 2023